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3,500,000 Shares

Common Stock

    We are offering 3,500,000 shares. Our common stock is listed on The New York Stock Exchange under the symbol "MNS." On July 26, 2001, the last reported sale price of our common stock was $19.25 per share.

Investing in our common stock involves risks.
See "Risk Factors" beginning on page 6.

	Per Share	Total
Public offering price	$17.75	$62,125,000
Underwriting discount	$0.89	$3,115,000
Proceeds, before expenses, to MSC.Software	$16.86	$59,010,000

    The underwriters named in this prospectus may purchase up to an additional 525,000 shares of common stock from us under certain circumstances. The underwriters expect to deliver the shares to purchasers on or about August 1, 2001.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representations to the contrary is a criminal offense.

A.G. Edwards & Sons, Inc.
Needham & Company, Inc.
Robinson-Humphrey

Prospectus dated July 26, 2001

PROSPECTUS SUMMARY

    You should read the following summary together with the more detailed information regarding our company and the common stock being sold in this offering, including "risk factors" and our consolidated financial statements and related notes, included elsewhere in this prospectus and incorporated by reference. Marks used herein are the property of their respective owners, which includes us in some instances. This summary highlights selected information from this prospectus and does not contain all of the information that may be important to you.

MSC.Software

    We are a leader in the development, marketing and support of simulation software to optimize product design and quality and reduce product costs and time to market. We also provide a broad range of strategic engineering software consulting services to our customers to improve the integration and performance of their simulation technologies. We serve customers in several industries, including aerospace, automotive, machinery, electronics, consumer products, shipbuilding and railroad. In 2000, we sold our products and services to over 5,400 customers worldwide through our dedicated sales force and value added resellers. We maintain 52 offices in 22 countries. No single customer accounted for more than 5% of our revenues in 2000. Representative customers in various markets include The Boeing Company, General Motors Corporation, NASA and United Technologies Corporation.

    Our simulation software allows engineers to construct computer models of products, components and systems to simulate performance conditions and predict physical responses to certain variables, such as stress, pressure and temperature. This allows our customers to reduce costly and time-consuming physical testing of prototypes. Advances in technology have made simulation analysis available for not only sophisticated projects, such as space vehicles, but also for less complicated products, such as toys. The computer-aided engineering market was $1.1 billion in 2000 and is forecasted to grow 19% to $1.3 billion in 2001, according to Daratech, Inc.

    We market our software products under the name MSC.visualNastran and we group our products into four families:

  •
  MSC.visualNastran Enterprise—Software for dedicated analysts at major manufacturers to simulate a wide variety of complex mechanical conditions.
  •
  MSC.visualNastran Desktop—Software for design engineers at large or small companies who need to verify design concepts.
  •
  MSC.visualNastran Professional—Software for multi-disciplinary engineers at large or small companies that perform simulation on occasion, though this is not their primary task.
  •
  MSC.e-visualNastran—Software from the other MSC.visualNastran families that runs across the Web in an Internet Application Service Provider model that is similar to data centers.

    We also provide a broad range of professional services, including the following:

  •
  Engineering Consulting—Product development process automation and engineering services.
  •
  Super Computing Services—Linux implementation services and turn-key systems.
  •
  Internet Services—Software tools and services delivered to a broad base of customers over the Internet. Services include the Simulation Center, the Engineering Exchange, training, custom software development, collaborative development and porting, as well as onsite support.

    We have engaged in strategic initiatives to expand into market opportunities for products and services that are natural extensions of our expertise in simulation software. The initiatives include:

  •
  expanding our professional services group, which includes traditional engineering consulting activities as well as super computing services;

  •
  providing cost-effective Linux-based applications of our software and assistance to our customers who want to move to a Linux operating system;
  •
  creating our Engineering-e.com division to act as an Application Service Provider of our software over the internet, as well as to provide our customers access to our Simulation Center and Engineering Exchanges; and
  •
  broadening the scope of our simulation software product line and services through continued acquisitions.

Recent Developments

  Acquisition of AES

    We have acquired Advanced Enterprise Solutions, Inc., or AES. AES is a systems and software integrator and the largest IBM Product Lifecycle Management business partner in the Americas, selling Dassault Systemes' Product Lifecycle Management, or PLM, software portfolio comprised of CATIA, ENOVIA, DELMIA and Smart Solutions. AES is a reseller of a number of products that address the needs of small and medium size product development and manufacturing companies. Generally the products include mechanical design, shape design and styling, analysis, equipment and system engineering, numeric control machining manufacturing, plant design, and work group and enterprise product data management. AES also provides consulting, deployment, development, engineering and professional training services in the area of PLM. For the year ended December 31, 2000, AES had revenues of $97.7 million and net income of $6.8 million.

    To accomplish the acquisition of AES, we entered into a Stock Purchase Agreement with Dassault Systemes of America Corp., or DSA, pursuant to which we purchased from DSA all of the shares of AES held by DSA. We paid DSA 1,763,400 shares of our common stock. We also entered into an Agreement and Plan of Merger with AES pursuant to which AES was merged with our wholly owned subsidiary, which resulted in AES becoming our wholly owned subsidiary. In this merger, the stockholders of AES, other than DSA, received:

  •
  $20,000,000 in cash;
  •
  promissory notes in the aggregate principal amount of $20,000,000; and
  •
  3,517,696 shares of our common stock.

    We also assumed outstanding options to acquire AES common stock, which were converted into options to acquire up to approximately 718,900 shares of our common stock.

    The shares of our common stock issued in connection with the acquisition of AES, other than the shares issued upon exercise of options, have restrictions on transfer and the holders have agreed to vote the shares in the same proportion as the vote by our other stockholders.

  Strategic Alliance with Dassault Systemes

    In April 2001, we announced the signing of a strategic alliance with Dassault Systemes S.A. pursuant to which we will develop our next generation of simulation software using Dassault Systemes' Version 5 Architecture. We will also act as a strategic distribution channel for the joint Version 5 Analysis and Simulation portfolio. This alliance will accelerate our capability to deliver innovative simulation software as an integral part of our next generation PLM portfolio.

The Offering

Common stock offered by us	3,500,000 shares
Common stock to be outstanding after the offering	18,725,677 shares(1)
Use of proceeds	For general corporate purposes, including the possible redemption of our 7 7/8% convertible subordinated debentures due 2004, repayment of other debt, or for capital expenditures and possible acquisitions. See "Use of Proceeds."
New York Stock Exchange symbol	MNS

(1)
The information above assumes that the underwriters do not exercise the option that we have granted to them to purchase additional shares in the offering and is based on the shares outstanding as of June 30, 2001. It excludes:

•
4,104,991 shares subject to then outstanding options with a weighted average exercise price of $10.41 per share;

•
1,736,547 shares subject to then outstanding warrants with a weighted average exercise price of $9.78 per share;

•
1,177,257 shares then available for future grants under our stock option plans;

•
262,898 shares then available under our employee stock purchase plan;

•
3,865,100 shares issuable upon conversion of convertible subordinated debentures;

•
5,281,000 shares issuable in connection with the acquisition of AES; and

•
2,000,000 shares available for future grant under our new stock option plan.

Summary Consolidated Financial Data
(in thousands, except per share data)

	Years ended December 31,			Three months ended March 31,
	1998	1999	2000	2000	2001
Statement of Operations Data:
Revenue:
Software licenses	$89,077	$100,869	$108,665	$23,556	$26,065
Software support and services	36,320	48,366	69,359	15,791	18,592

Total revenue	125,397	149,235	178,024	39,347	44,657
Gross profit	79,142	110,974	133,171	28,280	32,737
Amortization of goodwill and other intangibles	2,268	7,111	11,049	2,675	2,688
Operating income (loss)	(10,041)	2,636	23,141	2,959	3,694
Net income (loss)	$(12,979)	$5,097	$11,133	$998	$1,360
Earnings (loss) per share:
Basic	$(0.95)	$0.37	$0.79	$0.07	$0.10
Diluted	$(0.95)	$0.37	$0.76	$0.07	$0.09
Shares used in per share calculations:
Basic	13,655	13,800	14,025	13,905	14,182
Diluted	13,655	13,905	14,614	15,158	14,667
	March 31, 2001
		As Adjusted(1)
	Actual	All Convertible Debentures Redeemed	All Convertible Debentures Converted
Balance Sheet Data:
Cash and cash equivalents	$24,474	$23,660	$82,737
Working capital	12,346	11,829	70,906
Total assets	213,992	213,178	272,255
Long-term debt	67,313	8,953	8,953
Shareholders' equity	38,895	97,017	155,815

(1)
As adjusted to give effect to our sale of 3,500,000 shares of common stock in this offering and the anticipated use of the net proceeds of this offering. We have presented the "As Adjusted" amounts assuming (i) all of our 7 7/8% convertible subordinated debentures due 2004 are redeemed and (ii) all of our 7 7/8% convertible subordinated debentures due 2004 are converted. See "Use of Proceeds" and "Capitalization."

Recent Financial Results

    For the three months ended June 30, 2001, we reported revenue of $48.7 million, an increase of 12% over revenue of $43.4 million for the three months ended June 30, 2000. Revenue for the Americas for the three months ended June 30, 2001 increased 11% to $20.5 million. Revenue for our European operations for the three months ended June 30, 2001 increased 14% in U.S. dollars (24% in local currencies) to $13.7 million compared to $12.0 million in the same period in 2000. Asia Pacific revenue increased 12% in U.S. dollars (29% in local currencies) to $14.5 million for the three months ended June 30, 2001, compared with $13.0 million for the second quarter of 2000.

    Net income, including goodwill amortization, increased 41% to $2.9 million, or $0.18 per diluted share, for the three months ended June 30, 2001, compared with $2.0 million, or $0.14 per diluted share, for the same period in 2000. In the second quarter, we incurred a one time charge for moving expenses of approximately $500,000 and higher rent expense, for the period of occupancy during the quarter, of approximately $300,000 associated with our corporate headquarter relocations in Santa Ana, California and Munich, Germany. In addition, approximately $1 million of previously established reserves for possible bad debts were reversed in the three months ended June 30, 2001, due to better accounts receivable collection activity in the quarter.

    For the six months ended June 30, 2001, we reported revenue of $93.3 million, an increase of 13% over revenue of $82.8 million for the same period last year. Net income, including goodwill amortization, increased 40% to $4.2 million, or $0.27 per diluted share, for the six months ended June 30, 2001, compared to $3.0 million, or $0.21 per diluted share, for the same period last year.

Summary Unaudited ProForma Consolidated Financial Data
(in thousands, except per share data)

    This summary unaudited pro forma consolidated financial data shows financial results as if we had been combined with AES at the beginning of the periods shown for the statement of operations data and at March 31, 2001 for the balance sheet data. Pro forma combined figures are simply an arithmetical combination of our and AES' separate historical financial results, with certain adjustments. Transaction costs will be incurred to complete the acquisition of AES and those costs are recorded as part of the purchase price in the pro forma financial data. This acquisition will create goodwill in the pro forma consolidated results. The amount of goodwill will be based on the difference between the fair value of the consideration transferred to the AES stockholders in the acquisition and the fair value of AES' identifiable net assets. You should not assume that the two companies would have achieved the depicted results if they actually had been combined at the dates and for the periods shown or that they will achieve these results in the future. This summary unaudited pro forma consolidated financial data should be read along with the unaudited pro forma consolidated financial statements included in this document.

	Year ended December 31, 2000	Three months ended March 31, 2001
Statement of Operations Data:
Revenue	$275,688	$63,021
Amortization of goodwill and other intangibles	$16,959	$4,166
Operating income	$27,439	$3,552
Net income	$11,009	$605
Basic earnings per share	$0.57	$0.03
Diluted earnings per share	$0.54	$0.03
March 31, 2001
Balance Sheet Data:
Total assets	$342,081
Long-term debt	$90,473

RISK FACTORS

    Before you invest in our common stock, you should carefully consider the risks described below. You should also refer to the other information included in this prospectus and the information incorporated in this prospectus by reference before you decide to invest in our common stock.

Downturns in the industries we serve would adversely affect our operating results.

    For 2000, sales to customers in the aerospace and automotive industries accounted for approximately 32% and 25%, respectively, of our revenues. Changes in capital spending by, and cyclical trends affecting, customers in these industries may adversely affect our sales to these customers and our operating results. In addition, these types of customers tend to adhere to a technology choice for long periods, possibly an entire development cycle. As a result, a lost opportunity with a given customer may not again become a new opportunity for several years.

Our international sales expose us to material risks.

    Revenues from foreign export sales represented approximately 57% of our revenue for 2000. We expect revenues from foreign export sales to continue to represent a significant portion of total revenue. There are risks inherent in doing business internationally, including:

    •
    currency exchange rate fluctuations, as many of our sales originating with our German and Japanese subsidiaries are stated in foreign currencies, which may affect the value of profits earned on international sales when converted to dollars;

    •
    imposition of government controls;

    •
    export license requirements;

    •
    restrictions on the export of critical technology or other trade restrictions;

    •
    political and economic stability;

    •
    ineffective copyright and trade secret protections under foreign law;

    •
    changes in regulatory practices, tariffs and taxes;

    •
    difficulties in staffing and managing international operations;

    •
    longer accounts receivable payment cycles; and

    •
    burdens of complying with a wide variety of foreign laws and regulations.

We may have difficulties in combining our operations with AES.

    We may not be able to combine successfully the operations of AES with our operations. The integration of AES with our operations will also require significant attention from management, possibly reducing its ability to focus on other operations or other projects. Any delays or increased costs of combining the two companies could adversely affect our operations and financial results.

We have acquired and may continue to acquire other companies and may be unable to integrate successfully such companies with our operations.

    We acquired AES on July 20, 2001 and during 1998 and 1999, we acquired five other businesses. We may continue to expand and diversify our operations with additional acquisitions. If we are unsuccessful in integrating these companies or product lines with our operations, or if integration is more difficult than anticipated, we may experience disruptions that could have a material adverse effect on our business, financial condition and results of operations. Some of the risks that may affect our ability to integrate or realize any anticipated benefits from companies we acquire include those associated with:

    •
    unexpected losses of key employees or customers of the acquired company;

    •
    conforming the acquired company's standards, processes, procedures and controls with our operations;

    •
    coordinating our new product and process development;

    •
    hiring additional management and other critical personnel;

    •
    increasing the scope, geographic diversity and complexity of our operations;

    •
    difficulties in consolidating facilities and transferring processes and know-how;

    •
    other difficulties in the assimilation of acquired operations, technologies or products;

    •
    diversion of management's attention from other business concerns; and

    •
    adverse effects on existing business relationships with customers.

We may not be able to develop new products to satisfy changes in demand.

    Our operating results will depend in part on our ability to develop and introduce new and enhanced products on a timely basis. Successful product development and introduction depends on numerous factors, including our ability to anticipate customer requirements, changes in technology, our ability to differentiate our products from those of our competitors, and market acceptance. We may not be able to develop and introduce new or enhanced products in a timely or cost-effective manner or to develop and introduce products that satisfy customer requirements. Our products also may not achieve market acceptance or correctly anticipate technological changes.

The timing of orders can impact our quarterly results and the price of our common stock.

    We derive most of our revenue from selling software products and services to high end users of the product design markets. Our revenue growth and our ability to match spending levels with revenue growth rates will directly affect our future operating results. Historically, a significant portion of our revenue has been generated from shipments in the last month of a quarter. In addition, higher volumes of orders have been experienced in the fourth quarter. The concentration of orders makes projections of quarterly financial results difficult. Accordingly, we may experience fluctuations in our future operating results on a quarterly or annual basis which, in turn, could adversely affect the price of our common stock.

Our operating expenses are fixed in advance. Therefore, we have limited ability to reduce expenses in response to any revenue shortfalls.

    We plan our operating expense levels, in part, on expected revenue growth. Our expense levels, however, are generally committed in advance and, in the near term, we are able to change only a relatively small portion of our expenses. As a result, our ability to convert operating outlays into expected revenue growth at profitable margins will affect our future operating results. If our future revenues are less than expected, our net income may be disproportionately affected since expenses are relatively fixed.

Strong competition in the software industry may affect prices, which could reduce margins and adversely affect our operating results and financial position.

    The simulation software industry is highly competitive. The entire industry may experience pricing and margin pressure which could adversely affect our operating results and financial position. Some of our current and possible future competitors have greater financial, technical, marketing and other resources than we do, and some have well-established relationships with our current and potential customers. It is also possible that alliances among competitors may emerge and rapidly acquire significant market share or that competition will increase as a result of software industry consolidation. Increased competition may result in price reductions, reduced profitability and loss of market share, any of which could have a material adverse effect on our business, financial condition and results of operations.

Since we have broad discretion in how we use the proceeds from this offering, we may use the proceeds in ways with which you disagree.

    If we elect not to redeem our 7 7/8% convertible subordinated debentures due 2004, our management will have significant flexibility in applying the net proceeds of this offering. The failure of our management to use such funds effectively could have a material adverse effect on our business, financial condition and operating results.

We must adapt to the rapidly changing business environment brought on by the widespread use of the internet.

    We have begun to integrate the use of the internet in many parts of our business, including creating the Engineering-e.com division to act as an Application Service Provider of our software over the internet, as well as to provide our customers access to our Simulation Center and Engineering Exchange. There are still many uncertainties regarding many facets of the internet, including reliability, security, access, tax, government regulation and cost. If we fail to adapt to the latest changes in the internet or if the growth of the internet does not develop at the pace we expect, our operating results could be adversely affected.

Our customers may cancel or delay their purchases of our products, which could adversely affect our business.

    Our products may be considered to be capital purchases by certain customers or prospective customers. Capital purchases are often discretionary and, therefore, are cancelled or delayed if the customer experiences a downturn in its business or prospects or as a result of economic conditions in general. Any cancellation or delay could adversely affect our results of operations.

We face potential disruption from natural hazards.

    Our corporate headquarters is located near a major earthquake fault. The impact of a major earthquake on our facilities, infrastructure and overall operations is not known. Safety precautions have been implemented, however, there is no guarantee that an earthquake would not seriously disturb our entire business process. We are largely uninsured for losses and business disruptions caused by an earthquake.

Our future success depends in part on the continued service of our key technical and management personnel and our ability to identify, hire and retain additional personnel.

    There is intense competition for qualified personnel in the software industry. We may not be able to continue to attract and retain qualified personnel necessary for the development of our business or to replace qualified personnel who may leave our employ in the future. Any growth we experience is expected to place increased demands on our resources and will likely require the addition of management and technical personnel, and the development of additional expertise by existing management personnel. Loss of the services of, or failure to recruit, key technical and management personnel could harm our business.

If we cannot adequately protect our intellectual property rights, our financial results may suffer.

    Our ability to compete is affected by our ability to protect our intellectual property rights. We rely on a combination of trademarks, copyrights, trade secrets, confidentiality procedures and non-disclosure and licensing arrangements to protect our intellectual property rights. Despite these efforts, the steps we take to protect our proprietary information may not be adequate to prevent misappropriation of our technology, and our competitors may independently develop technology that is substantially similar or superior to our technology.

We could be harmed by litigation involving intellectual property rights.

    We may be accused of infringing the intellectual property rights of third parties. Furthermore, we may have certain indemnification obligations to customers with respect to the infringement of third-party intellectual property rights by our products. Infringement claims by third parties or claims for indemnification by customers or end users of our products resulting from infringement claims may be asserted in the future and such assertions, if proven to be true, may harm our business.

    Any litigation relating to the intellectual property rights of third parties, whether or not determined in our favor or settled by us, would at a minimum be costly and could divert the efforts and attention of our management and technical personnel. In the event of any adverse ruling in any such litigation, we could be required to pay substantial damages, cease the manufacturing, use and sale of infringing products, discontinue the use of certain processes or obtain a license under the intellectual property rights of the third party claiming infringement. A license might not be available on reasonable terms, or at all.

Power outages which currently impact companies with facilities in California may adversely effect our California facilities.

    We have facilities located in the State of California, and we rely on a continuous power supply to conduct operations. California's current energy crisis could substantially disrupt our operations and increase our expenses. In the event of an acute power shortage, that is, when power reserves for the State of California fall below 1.5%, California has on some occasions implemented, and may in the future continue to implement, rolling blackouts throughout the state. Blackouts could intermittently and temporarily affect our ability to continue operations at our facilities. Furthermore, the deregulation of the energy industry instituted in 1996 by the California government and shortages in wholesale electricity supplies have caused power prices to increase. If wholesale prices continue to increase, our operating expenses will likely increase, which will have a negative effect on our operating results.

Our stock price may continue to be volatile.

    The market price of our common stock has fluctuated significantly to date. In the future, the market price of our common stock could be subject to significant fluctuations due to general economic and market conditions and in response to other factors, including:

  •
  variations in our anticipated or actual operating results;

  •
  announcements or introductions of new products;

  •
  technological innovations or setbacks by us or our competitors;

  •
  conditions in the software market;

  •
  the commencement of litigation;

  •
  changes in estimates of our performance by securities analysts; and

  •
  announcements of merger or acquisition transactions.

Certain provisions of our certificate of incorporation may delay, defer or prevent a change of control.

    Certain provisions of our Restated Certificate of Incorporation and Restated Bylaws could make it more difficult for a third party to acquire control of us, even if the change in control would be beneficial to stockholders. These provisions include the following:

  •
  division of our Board of Directors into three classes, with each class serving a staggered three-year term;

  •
  removal of Directors for cause only;

  •
  ability of the Board to authorize the issuance of preferred stock in series;

  •
  vesting of exclusive authority in the Board to determine the size of the Board (subject to certain limited exceptions) and to fill vacancies thereon; and

  •
  advance notice requirements for stockholder proposals and nominations for election to the Board.

    In addition to the above provisions, in 1998 we adopted a new shareholder rights plan. This plan entitles the stockholders, if an entity acquires more than 20% of our stock or in the event of a transaction commonly known as the "squeeze-out merger," to purchase either our common stock or the common stock of the merged entity at one-half of such stock's market value. We may redeem the rights at a nominal value until ten days after the announcement of the acquisition of such a 20% interest and under certain other circumstances.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

    Some of the statements in this prospectus or incorporated by reference are forward-looking, including without limitation, the statements under the captions "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." You can identify these statements by the use of words like "may," "will," "could," "continue" and variations of these words or comparable words. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. Actual results may differ substantially from the results that the forward-looking statements suggest for various reasons, including those discussed under "Risk Factors." These forward looking statements are made only as of the date of this prospectus. We do not undertake to update or revise the forward looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

    Our net proceeds from this offering will be approximately $58.6 million, after deducting the estimated underwriting discount and offering expenses. If the underwriters exercise their over-allotment option in full, our net proceeds are estimated to be $67.4 million.

    We currently anticipate using the net proceeds to us from this offering to redeem our 7 7/8% convertible subordinated debentures due August 18, 2004 at a redemption price of 100.89% of the aggregate principal amount of the convertible debentures plus accrued interest to the redemption date. At June 30, 2001, approximately $58.6 million aggregate principal amount of the convertible debentures were outstanding. The remaining net proceeds, plus any net proceeds not used to redeem the convertible debentures because we do not elect to redeem the convertible debentures or some or all of the convertible debentures convert prior to the redemption date, will be used to provide funds for general corporate purposes, including the possible repayment of debt (which may include repayment of amounts outstanding under our loan agreement or redemption of our 8% subordinated notes due June 2009), capital expenditures and possible acquisitions. Our decision to redeem the convertible debentures will depend, in large part, on the price of our stock at the time the notice of redemption is sent.

    We currently have no agreements and are not in active negotiations with respect to any material future acquisitions. Until we use the net proceeds as described above, we intend to invest the net proceeds in short-term government securities or other investment grade interest-bearing obligations.

PRICE RANGE OF COMMON STOCK

    Our common stock is traded on The New York Stock Exchange under the symbol "MNS." The following table sets forth the high and low sales prices at which our common stock has traded, as reported on The New York Stock Exchange composite trading system.

	Price Range
	High	Low
Year Ended December 31, 1999
1st Quarter	$7.63	$5.06
2nd Quarter	6.13	5.19
3rd Quarter	7.25	4.88
4th Quarter	10.31	6.25
Year Ended December 31, 2000
1st Quarter	$14.25	$7.50
2nd Quarter	11.75	8.31
3rd Quarter	12.20	9.00
4th Quarter	10.75	6.50
Year Ending December 31, 2001
1st Quarter	$10.57	$7.74
2nd Quarter	20.60	9.62
3rd Quarter (through July 26, 2001)	19.35	16.35

    On July 26, 2001, the last reported sale price of the common stock on The New York Stock Exchange was $19.25 per share. There were approximately 317 record holders of our common stock as of June 13, 2001.

DIVIDEND POLICY

    We eliminated our dividend in September 1996 and do not anticipate paying dividends in the foreseeable future. In addition, our loan agreement with our principal bank imposes restrictions on our payment of cash dividends or payments on account of or in redemption, retirement or purchase of our common stock or making other distributions.

CAPITALIZATION

    The following table sets forth our unaudited cash and cash equivalents and capitalization as of March 31, 2001, as adjusted to give effect to our sale and issuance of 3,500,000 shares of common stock in this offering and the use of the net proceeds of this offering. See "Use of Proceeds." We have presented the "As Adjusted" amounts assuming (i) all of our convertible debentures are redeemed and (ii) all of our convertible debentures convert prior to their redemption. As adjusted assuming all convertible debentures are redeemed includes a redemption premium of $438,000, net of tax effect, reflected as a reduction of retained earnings. The actual premium will be reflected as a charge to earnings in the period of redemption. You should read this table in conjunction with "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements, all of which are included elsewhere in this prospectus.

		As Adjusted
	March 31, 2001 (1)
	Actual	All Convertible Debentures Redeemed	All Convertible Debentures Converted
	(in thousands)
Cash and cash equivalents	$24,474	$23,660	$82,737

Long-term debt	$67,313	$8,953	$8,953
Shareholders' equity:
Preferred stock, $0.01 par value, 10,000,000 shares authorized, no shares outstanding	—	—	—
Common stock, $0.01 par value; 100,000,000 shares authorized, 14,260,000 shares issued and outstanding, actual; 17,760,000 shares outstanding, as adjusted assuming all convertible debentures redeemed; 21,625,000 shares outstanding, as adjusted assuming all convertible debentures converted	36,049	94,609	152,969
Common stock warrants	4,428	4,428	4,428
Retained earnings	6,186	5,748	6,186
Accumulated other comprehensive loss	(7,491)	(7,491)	(7,491)
Treasury stock, at cost, 40,000 shares at March 31, 2001	(277)	(277)	(277)

Total shareholders' equity	38,895	97,017	155,815

Total capitalization	$106,208	$105,970	$164,768

(1)
The actual and as adjusted information set forth in this table excludes, as of March 31, 2001:

  •
  4,518,739 shares subject to then outstanding options with a weighted average exercise price of $9.58 per share;

  •
  1,913,707 shares subject to then outstanding warrants with a weighted average exercise price of $9.45 per share;

  •
  1,557,485 shares then available for future grants under our stock option plans;

  •
  262,898 shares then available under our employee stock purchase plan;

  •
  3,865,100 shares issuable upon conversion of convertible subordinated debentures;

  •
  5,281,100 shares issued in connection with the acquisition of AES; and

  •
  2,000,000 shares available for future grants under our new stock option plan.

SELECTED CONSOLIDATED FINANCIAL DATA
(in thousands, except per share data)

    You should read the following selected consolidated financial data along with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes, each of which is included in this prospectus. We derived the statement of operations data for each of the three years in the period ended December 31, 2000 and the balance sheet data at December 31, 1999 and 2000 from our consolidated financial statements, which have been audited by Ernst & Young LLP, independent auditors, and are included in this prospectus. We derived the statement of operations data for each of the two years in the period ended December 31, 1997 and the balance sheet data as of December 31, 1996, 1997 and 1998 from our audited consolidated financial statements which are not included in this prospectus. We derived the statement of operations data for the three months ended March 31, 2000 and 2001 and the balance sheet data at March 31, 2001 from our unaudited consolidated financial statements, which are included in this prospectus. In the opinion of our management, the unaudited financial information includes all adjustments, consisting of only normal recurring adjustments, considered necessary for a fair presentation of such information. Our results of operations for the three-month period ended March 31, 2001 are not necessarily indicative of the results that we may achieve for the full fiscal year.

	Years ended December 31,					Three months ended March 31,
	1996	1997	1998	1999	2000	2000	2001
Statement of Operations Data:
Revenue:
Software licenses	$107,000	$102,889	$89,077	$100,869	$108,665	$23,556	$26,065
Software support and services	25,081	29,915	36,320	48,366	69,359	15,791	18,592

Total revenue	132,081	132,804	125,397	149,235	178,024	39,347	44,657
Cost of revenue:
Software licenses	16,545	24,372	29,601	19,171	22,648	5,381	5,156
Software support and services	3,881	7,194	16,654	19,090	22,205	5,686	6,764

Total cost of revenue	20,426	31,566	46,255	38,261	44,853	11,067	11,920

Gross profit	111,655	101,238	79,142	110,974	133,171	28,280	32,737
Operating expense:
Research and development	23,184	10,178	13,666	19,511	16,656	4,222	5,372
Sales, general and administrative	67,384	69,829	64,884	72,152	82,325	18,424	20,983
Amortization of goodwill and other intangibles	2,402	2,268	2,268	7,111	11,049	2,675	2,688
Restructuring and other impairment charges	—	—	2,365	5,497	—	—	—
Write-off of acquired in-process technology	—	—	6,000	4,067	—	—	—

Operating income (loss)	18,685	18,963	(10,041)	2,636	23,141	2,959	3,694
Other expense (income):
Interest expense	4,456	4,456	4,461	5,788	6,679	1,695	1,613
Gain on sale of investment	—	—	—	(10,773)	—	—	—
Other expense (income), net	(157)	(474)	(1,327)	(1,414)	(106)	(272)	(164)

Income (loss) before provision (benefit) for income taxes	14,386	14,981	(13,175)	9,035	16,568	1,536	2,245
Provision (benefit) for income taxes	4,675	5,094	(196)	3,938	5,435	538	885

Net income (loss)	$9,711	$9,887	$(12,979)	$5,097	$11,133	$998	$1,360

Earnings (loss) per share:
Basic	$0.72	$0.73	$(0.95)	$0.37	$0.79	$0.07	$0.10
Diluted	$0.72	$0.73	$(0.95)	$0.37	$0.76	$0.07	$0.09
Shares used in per share calculation:
Basic	13,452	13,514	13,655	13,800	14,025	13,905	14,182
Diluted	13,576	13,628	13,655	13,905	14,614	15,158	14,667
	December 31,					March 31,
	1996	1997	1998	1999	2000	2001
Balance Sheet Data:
Cash and cash equivalents	$24,644	$10,846	$10,822	$21,735	$28,806	$24,474
Working capital	26,598	39,053	23,524	10,755	17,355	12,346
Total assets	119,786	129,053	140,617	187,220	208,654	213,992
Long-term debt	56,574	56,574	56,574	74,624	67,219	67,313
Shareholders' equity	19,313	28,145	17,687	24,806	39,982	38,895

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

    The following discussion should be read in conjunction with our financial statements and notes thereto and other financial information that appears elsewhere in this prospectus or is incorporated by reference in this prospectus.

Overview

    We are a leader in providing high-end engineering analysis technology. We develop and market mechanical computer-aided engineering, or CAE, software for use principally by engineers and designers in industry, research laboratories and universities. Our CAE solutions are intended to allow our customer's design-to-manufacture team greater freedom to innovate design concepts, optimize complex solutions and exploit materials as a design variable.

    In addition to our high-end engineering analysis technology, we have packaged our technology in lower-priced offerings for multi-disciplinary engineers that perform simulation on occasion and for design engineers who need to verify design concepts.

    On January 29, 1999, we changed our fiscal year from a year ending January 31 to a year ending December 31. All financial information for prior periods has been restated to coincide with the new fiscal year.

  Recent Acquisitions

    During 1999, MSC acquired the following companies: MARC Analysis Research Corporation ("MARC"); Universal Analytics Inc. ("UAI"), and Computerized Structural Analysis and Research Corporation ("CSAR"). In late December 1998, MSC acquired Knowledge Revolution Inc. ("KR"). Each of these acquisitions was accounted for as a purchase.

    MARC Analysis Research Corporation.  On June 18, 1999, we acquired MARC for approximately $36,123,000. MARC is a software developer and supplier whose products include MARC, a non-linear finite element analysis program for engineering structural analysis, Mentat, a graphical user interface for MARC, and MARC/Autoforge, a simulation program for the bulk forging industry.

    Universal Analytics Inc.  On June 24, 1999, we acquired UAI for approximately $8,400,000. UAI is a developer and distributor of finite element analysis, or FEA, software and engineering services for the engineering community and to major manufacturers worldwide.

    Computerized Structural Analysis and Research Corporation.  On November 4, 1999, we acquired CSAR for approximately $9,650,000 and warrants to purchase 110,000 shares of our common stock. CSAR is a developer and distributor of FEA software and services for the engineering community and to major manufacturers worldwide.

    Knowledge Revolution Inc.  In late December 1998, we acquired KR for approximately $19,200,000. KR is the world's leading developer and distributor of 2D and 3D-motion simulation software for design engineers and analysts.

Results of Operations

    The following table sets forth items included in selected statement of operations data as percentages of total revenue.

	Years ended December 31,			Three months ended March 31,
	1998	1999	2000	2000	2001
Revenue	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenue	36.9	25.6	25.2	28.1	26.7

Gross profit	63.1	74.4	74.8	71.9	73.3

Operating expenses:
Research and development	10.9	13.1	9.4	10.7	12.0
Sales, general and administrative	51.7	48.3	46.2	46.9	47.0
Amortization of goodwill and other intangibles	1.8	4.8	6.2	6.8	6.0
Restructuring and other impairment charges	1.9	3.7	—	—	—
Write-off of acquired in-process technology	4.8	2.7	—	—	—

Operating income (loss)	(8.0)	1.8	13.0	7.5	8.3
Other expenses (income):
Interest expense	3.6	3.9	3.8	4.3	3.6
Gain on sale of investment	—	(7.2)	—	—	—
Other expense (income), net	(1.1)	(1.0)	(0.1)	(0.7)	(0.3)

Income (loss) before provision (benefit) for income taxes	(10.5)	6.1	9.3	3.9	5.0
Provision (benefit) for income taxes	(0.1)	2.7	3.0	1.4	2.0

Net income (loss)	(10.4)%	3.4%	6.3%	2.5%	3.0%

  Three Months Ended March 31, 2001 and 2000

    Net Income.  Consolidated net income was $1,360,000, or $0.09 per diluted share, in 2001 compared to $998,000, or $0.07 per diluted share, in 2000.

    Revenue.  We reported revenue of $44,657,000 in 2001 compared to $39,347,000 in 2000, an increase of $5,310,000, or 13%.

    Software License Revenue—Software license revenue was $26,065,000 for 2001 compared to $23,556,000 for the prior year, an increase of $2,509,000, or 11%. Software license revenue consists of licensing fees, which are fees charged for the right to use our software or a third parties' software. Software is sold through monthly, annual or longer lease arrangements and through paid-up license arrangements, whereby the customer purchases a long-term license for the use of the software. Software license revenue derived from annual renewable leases was $16,527,000, or 63% of total software license revenue, for 2001 compared to $16,451,000, or 70% of total software license revenue, for 2000, an increase of $76,000. Revenue from paid-up software licenses was $9,538,000, or 37% of total software license revenue, for 2001 compared to $7,105,000, or 30% of total software license revenue, for 2000, an increase of $2,433,000, or 34%. The increase was due to a trend in the market towards paid-up software licenses.

    Software Support and Services Revenue—Software support and services revenue was $18,592,000 for 2001 compared to $15,791,000 for the prior year, an increase of $2,801,000, or 18%. Software support and services revenue includes post-sales customer support, consulting and training services. Post-sales customer support includes telephone support, "bug" fixes and upgrade privileges on a when and if available basis. Consulting and training services range from installation and basic consulting to software modification and customization to meet specific customer needs and training. Software support revenue was $13,719,000, or 74% of total software support and services revenue, for 2001 compared to $12,280,000, or 78% of total software support and services revenue, for 2000, an increase of $1,439,000, or 12%. Revenue from consulting and training services was $4,873,000, or 26% of total software support and services revenue, for 2001 compared to $3,511,000, or 22% of total software support and services revenue, for 2000, an increase of $1,362,000, or 39%.

    The following table shows revenue by geographic region and the related growth rates between 2000 and 2001.

	Three months ended March 31,		Revenue Growth		% of Total Revenue
	2000	2001	$	%	2000	2001
Revenue:
The Americas	$17,255,000	$19,470,000	$2,215,000	13%	44%	43%
Asia Pacific	10,580,000	12,764,000	2,184,000	21%	27%	29%
Europe	11,512,000	12,423,000	911,000	8%	29%	28%

Total revenue	$39,347,000	$44,657,000	$5,310,000	13%	100%	100%

    The increase in revenue for all geographic regions was due primarily to increases in paid-up software licenses and consulting and training services. The Americas reported increases of $1,355,000 in software license revenue, which included an increase of $952,000 from paid-up software licenses, and reported increases of $860,000 in software support and services revenue, which included an increase of $787,000 from consulting and training services. Asia Pacific reported increases of $586,000 in software license revenue, which included an increase of $963,000 from paid-up software licenses, and reported increases of $1,598,000 in software support and services revenue, which included an increase of $1,549,000 from consulting and training services. Europe reported increases of $568,000 in software license revenue, which included an increase of $518,000 from paid-up software licenses, and reported increases of $343,000 in software support and services revenue, which included an increase of $259,000 from consulting and training services.

    Revenue growth in 2001 was also impacted by unfavorable foreign currency translation rates for the Euro and the Japanese Yen. Revenue in the current year would have been approximately $45,082,000 if translated using the prior year's foreign currency translation rates. Our international operations in Europe and Asia Pacific are sales organizations with high gross profit margins, which is due to these operations having minimal software development expenses. As a result, we are exposed to the effects of foreign currency fluctuations of the United States Dollar versus the Japanese Yen and the Euro.

    The following table details the effect of the currency rate changes on revenue for 2001 and the risk of change in 2001. The trend exchange rate was determined by extrapolating the rate change between 2000 and 2001 and is used to illustrate the sensitivity to foreign currency fluctuations. The trend rate is for illustration purposes only and may or may not reflect the actual translation rate in future periods.

	2001 Using 2000 Exchange Rates	2001 Using 2001 Exchange Rates	2001 Using 2000/2001 Trend Exchange Rates

Revenue:
The Americas	$19,470,000	$19,470,000	$19,470,000
Asia Pacific(1)	13,998,000	12,764,000	11,744,000
Europe	11,614,000	12,423,000	13,232,000

Total revenue	$45,082,000	$44,657,000	$44,446,000

Exchange Rates:
$/Euro	1.01	1.08	1.15
Yen/$	106.87	118.13	129.39

(1)
Includes revenue denominated in United States Dollars of $1,048,000.

    Cost of Revenue.  In accordance with Statement of Financial Accounting Standards, or SFAS, No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed," cost of revenue expense includes period expenses directly related to revenue as well as the amortization of capitalized software costs. Total cost of revenue was $11,920,000, or 27% of total revenue, compared to $11,067,000, or 28% of total revenue, for the prior year.

    Cost of Revenue—Software Licenses—Cost of revenue—software licenses was $5,156,000, or 20% of license revenues, for 2001 compared to $5,381,000, or 23% of license revenues, for the prior year. 2001 and 2000 included software amortization of $2,068,000 and $2,593,000, respectively. Excluding amortization of capitalized software costs, cost of revenue-software licenses was $3,088,000, or 12% of license revenues, for 2001, which was consistent with the prior year of $2,788,000, or 12% of license revenues.

    Cost of Revenue—Support and Services—Cost of revenue—support and services was $6,764,000 or 36% of support and services revenues, for 2001 compared to $5,686,000, or 36% of support and services revenues, for the prior year. The increase in cost of revenue—support and services was due to an increase in staffing, primarily in Asia Pacific.

    Gross Profit.  Gross profit, which is total revenue less cost of revenue, was $32,737,000 or 73% of total revenue, for 2001, compared to $28,280,000, or 72% of total revenue, for 2000, an increase of $4,457,000, or 16%. This percent increase was due to the decrease in cost of revenue—software licenses as a percentage of license revenues.

    Operating Expense.  Operating expense was $29,043,000 for 2001 compared to $25,321,000 for the prior year, an increase of $3,722,000, or 15%.

    Research and Development—In accordance with SFAS No. 86, research and development expense is reported net of the amount capitalized. Research and development expense for 2001 was $5,372,000 compared to $4,222,000 for 2000, an increase of $1,150,000, or 27%. The total gross investment in research and development activities for 2001 was $8,746,000, or 20% of total revenue, compared to $7,069,000, or 18% of total revenue, for the prior year. The increase in total gross research and development expense was due to increased staffing. Capitalized software development costs were $3,374,000 for 2001 compared to $2,847,000 for the prior year, an increase of $527,000, or 19%. The amount of product development capitalized in any given period is a function of many factors, including the number of products under development at any point in time as well as their stage of development. Our product development process is continually under review to improve efficiency and product quality, and to reduce time to market. Due to the continual change in the product development process, there can be no assurance that the level of development capitalized in future periods will be comparable to current capitalized levels.

    Selling General and Administrative—Selling, general and administrative expense was $20,983,000, or 47% of total revenue, for 2001 compared to $18,424,000, or 47% of total revenue, for 2000, an increase of $2,559,000, or 14%. The increase in expenses, primarily sales commissions, was commensurate with the increase in revenues.

    Amortization of Goodwill and Other Intangibles—Amortization of goodwill and other intangibles was $2,688,000 for 2001 compared to $2,675,000 for 2000.

    As with revenue, our expenses are impacted by foreign currency fluctuations. The following table details the effect of the currency rate changes on total expense for 2001 and the risk of change in 2001. The trend exchange rate was determined by extrapolating the rate change between 2000 and 2001 and is used to illustrate the sensitivity to foreign currency fluctuations. The trend rate is for illustration purposes only and may or may not reflect the actual translation rate in the future period.

	2001 Using 2000 Exchange Rates	2001 Using 2001 Exchange Rates	2001 Using 2000/2001 Trend Exchange Rates

Expense:
The Americas	$26,360,000	$26,360,000	$26,360,000
Europe	7,360,000	7,873,000	8,386,000
Asia Pacific	7,439,000	6,730,000	6,144,000

Total expense	$41,159,000	$40,963,000	$40,890,000

Exchange Rates:
$/Euro	1.01	1.08	1.15
Yen/$	106.87	118.13	129.39

    Operating Income.  Operating income was $3,694,000 for 2001 compared to $2,959,000 for 2000, an increase of $735,000, or 25%.

    Total Other Expense.  Total other expense was $1,449,000 for 2001 compared to $1,423,000 for 2000, an increase of $26,000, or 2%.

    Interest Expense—Interest expense was $1,613,000 for 2001 compared to $1,695,000 for the prior year, a decrease of $82,000, or 5%. Interest expense reflects the interest on the convertible subordinated debentures issued as part of the acquisitions of PDA Engineering ("PDA") in 1994 and MARC in June 1999, as well as interest on the subordinated notes payable issued as part of the acquisition of MARC and interest on the note payable taken out as part of the acquisition of CSAR in November 1999. For financial statement purposes, the convertible subordinated debentures and subordinated notes payable from the MARC acquisition were issued with a discount. Such discount is amortized over the terms of the convertible subordinated debentures and subordinated notes payable and treated as additional interest expense. As a result, reported interest will be higher than the cash amount of interest that will actually be paid to the holders of the convertible subordinated debentures and subordinated notes payable.

    Other Income—Other income was $164,000 for 2001 compared to $272,000 for 2000. Other income includes gains and losses on property and equipment and other non-operating income or expense.

    Provision for Income Taxes.  The estimated effective tax rates in 2001 and 2000 were 39% and 35%, respectively.

  2000 Compared to 1999

    Net Income.  Consolidated net income was $11,133,000, or $0.76 per diluted share, in 2000 compared to $5,097,000, or $0.37 per diluted share, in 1999.

    Revenue.  We reported revenue of $178,024,000 in 2000 compared to $149,235,000 in 1999, an increase of $28,789,000, or 19%. The acquisitions of MARC, UAI and CSAR accounted for revenues of $20,365,000 in 2000 compared to $10,359,000 in 1999, an increase of $10,006,000. These acquisitions were all accounted for under the purchase method of accounting, so the corresponding revenue in 1999 was only from their respective acquisition dates. Increased sales of our core software products and the items discussed below accounted for the remaining increase of $18,783,000.

    Software license revenue and support fees account for 93% of total reported revenue for 2000 and 1999, with service revenue making up the difference. For 2000 and 1999, approximately 75% and 70%,

respectively, of our software license revenue and support fees was derived from annual renewable leases and recurring support fees, with the remaining 25% and 30%, respectively, related to paid-up licenses. Non-recurring revenues, which are unaffected by the adoption of SOP 98-9, decreased $1,220,000, including: consulting services revenue increased $1,954,000; paid-up license revenue, excluding paid-up license revenue from acquisitions, decreased $1,938,000; embedded technology license revenue decreased $967,000; and other software services revenue decreased $269,000. Revenue for 2000 and 1999 from the acquisitions of MARC, UAI and CSAR included paid-up license revenue of $6,184,000 and $3,430,000, respectively, an increase of $2,754,000. We anticipate the same percentage of revenue derived from paid-up licenses from MARC, UAI and CSAR for 2001.

    As permitted, we adopted the provisions of SOP 98-9 effective October 1, 1998 and, accordingly, revenue on non-cancelable, pre-paid annual lease agreements is recognized monthly over the term of the agreement, beginning in the fourth quarter of 1998, as compared to only deferring the fee related to maintenance for licenses sold before October 1, 1998. Due to the adoption of SOP 98-9, it is difficult to make comparisons of revenues between 2000 and 1999, although had SOP 98-9 been applied retroactively, which was not permitted under SOP 98-9, revenues in 1999 would have been greater since deferred revenue at the beginning of 1999 would have been greater.

    Software license revenue consists of licensing fees, which are fees charged for the right to use our software or a third parties' software. Software is sold through monthly, annual or longer lease arrangements and through paid-up license arrangements, whereby the customer purchases a long-term license for the use of the software. Support and services revenues include PCS, consulting and training services. PCS includes telephone support, "bug" fixes and upgrade privileges on a when and if available basis. Services range from installation and basic consulting to software modification and customization to meet specific customer needs and training.

    The following table shows revenue by geographic region and the related growth rates between 2000 and 1999:

	Year ended December 31,		Revenue Growth		% of Total Revenue
	1999	2000	$	%	1999	2000
Revenue:
The Americas	$68,092,000	$76,423,000	$8,331,000	12%	45%	43%
Europe	45,672,000	52,469,000	6,797,000	15%	31%	29%
Asia Pacific	35,471,000	49,132,000	13,661,000	39%	24%	28%

Total revenue	$149,235,000	$178,024,000	$28,789,000	19%	100%	100%

    The increase in reported revenues for all regions was due primarily to increases from core business revenue. Europe and Asia Pacific also had increases from the acquisitions of MARC, UAI and CSAR, which accounted for revenue increases in Asia Pacific of $7,796,000 and in Europe of $2,834,000. Revenue growth in 2000 was also impacted by unfavorable foreign currency translation rates for the Euro and favorable foreign currency translation rates for the Japanese Yen. Revenue in the current year would have been approximately $183,963,000 if translated using the prior year's foreign currency translation rates. Our international operations in Europe and Asia Pacific are sales organizations with high gross profit margins, which is due to these operations having minimal software development expenses. As a result, we are exposed to the effects of foreign currency fluctuations of the United States Dollar versus the Japanese Yen and the Euro. The following table details the effect of the currency rate changes on revenue for 2000 and the risk of change in 2001. The trend exchange rate was determined by extrapolating the rate change between 1999 and 2000 and is used to illustrate the sensitivity to foreign currency fluctuations. The trend rate is for illustration purposes only and may or may not reflect the actual translation rate in the future period.

	2000 Using 1999 Exchange Rates	2000 Using 2000 Exchange Rates	2000 Using 1999/2000 Trend Exchange Rates

Revenue:
The Americas	$76,423,000	$76,423,000	$76,423,000
Europe	60,613,000	52,469,000	44,325,000
Asia Pacific(1)	46,927,000	49,132,000	51,594,000

Total revenue	$183,963,000	$178,024,000	$172,342,000

Exchange Rates:
$/Euro	1.07	0.92	0.78
Yen/$	113.68	107.73	101.78

(1)
Includes revenue denominated in United States Dollars of $7,009,000.

    Cost of Revenue.  In accordance with SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed," cost of revenue expense includes period expenses directly related to revenue as well as the amortization of capitalized software costs. Total cost of revenue was $44,853,000, or 25% of total revenue, compared to $38,261,000, or 26% of total revenue, for the prior year.

    Cost of Revenue—Software Licenses—Cost of revenue—software licenses was $22,648,000, or 21% of license revenues, for 2000 compared to $19,171,000, or 19% of license revenues, for the prior year. 2000 and 1999 included software amortization of $11,317,000 and $8,816,000, respectively. Cost of revenue for 1999 also included a software impairment charge of $1,500,000. Excluding amortization of capitalized software costs and the software impairment charge, cost of revenue-software licenses was $11,331,000, or 10% of license revenues, for 2000, which was consistent with the prior year of $8,855,000, or 9% of license revenues.

    Cost of Revenue—Support and Services—Cost of revenue—support and services was $22,205,000, or 32% of support and services revenues, for 2000 compared to $19,090,000, or 39% of support and services revenues, for the prior year. The decrease in cost of revenue-support and services as a percentage of support and services revenue was the result of higher revenues and efficiencies from new call center technologies that allowed for more efficient customer service.

    Gross Profit.  Gross profit, which is total revenue less cost of revenue, was $133,171,000, or 75% of total revenue, for 2000, an increase of $22,197,000 as compared to a gross profit of $110,974,000, or 74% of total revenue, for 1999. This percent increase was due to the percent decreases in cost of revenue-support and services.

    Operating Expense.  Operating expense was $110,030,000 for 2000 compared to $108,338,000 for the prior year, an increase of $1,692,000, or 2%. Operating expense for 1999 included a write-off of acquired in-process technology of $4,067,000 and restructuring costs of $5,497,000. Without these charges, operating expense would have totaled $98,774,000 for 1999 compared to $110,030,000 for 2000, an increase of $11,256,000, or 11%. This increase resulted from additional development and selling costs from the acquisitions of MARC, UAI and CSAR, the creation of Engineering-e.com in the second quarter of 1999, and the creation of the MSC.Linux division in January 2000.

    Research and Development—In accordance with SFAS No. 86, research and development expense is reported net of the amount capitalized. Research and development expense for 2000 was $16,656,000 compared to $19,511,000 for 1999, a decrease of $2,855,000, or 15%. The decrease was due to a

$2,545,000 increase in the total gross investment in research and development activities, which was more than offset by an increase of $5,400,000 in the amount of research and development expenditures capitalized under SFAS No. 86.

    The total gross investment in research and development activities for 2000 was $30,311,000, or 17% of total revenue, compared to $27,766,000, or 19% of total revenue, for the prior year. The increase in research and development expense resulted from additional development costs from the acquisitions of MARC, UAI and CSAR and the creation of the MSC.Linux division.

    Capitalized software development costs were $13,655,000 for 2000 compared to $8,255,000 for the prior year, an increase of $5,400,000. The amount of product development capitalized in any given period is a function of many factors, including the number of products under development at any point in time as well as their stage of development. Our product development process is continually under review to improve efficiency and product quality, and to reduce time to market. Due to the continual change in the product development process, there can be no assurance that the level of development capitalized in future periods will be comparable to current capitalized levels.

    Selling, General and Administrative—Selling, general and administrative expense was $82,325,000, or 46% of total revenue, for 2000 compared to $72,152,000, or 48% of total revenue, for 1999, an increase of $10,173,000, or 14%. This increase resulted from additional selling costs from the acquisition of MARC, primarily in the Asia-Pacific region, the creation of the MSC.Linux division in January 2000, and increased product marketing costs.

    Amortization of Goodwill and Other Intangibles—Amortization of goodwill and other intangibles was $11,049,000 for 2000 compared to $7,111,000 for 1999, an increase of $3,938,000. The increase was due to the acquisitions of MARC, UAI and CSAR. The amount of amortization of goodwill and other intangibles in 2001 is expected to be approximately $11,000,000, excluding the impact of any new acquisitions subsequent to December 31, 2000.

    As with revenue, our expenses are impacted by foreign currency fluctuations. The following table details the effect of the currency rate changes on total expense for 2000 and the risk of change in 2001. The trend exchange rate was determined by extrapolating the rate change between 1999 and 2000 and is used to illustrate the sensitivity to foreign currency fluctuations. The trend rate is for illustration purposes only and may or may not reflect the actual translation rate in the future period.

	2000 Using 1999 Exchange Rates	2000 Using 2000 Exchange Rates	2000 Using 1999/2000 Trend Exchange Rates

Expense:
The Americas	$103,664,000	$103,664,000	$103,664,000
Europe	31,824,000	27,548,000	23,272,000
Asia Pacific	22,432,000	23,671,000	25,055,000

Total expense	$157,920,000	$154,883,000	$151,991,000

Exchange Rates:
$/Euro	1.07	0.92	0.78
Yen/$	113.68	107.73	101.78

    Operating Income.  Operating income was $23,141,000 for 2000 compared to $2,636,000 for 1999, an increase of $20,505,000. Operating income for 1999 includes impairment charges, restructuring costs, and the write-off of acquired in-process technology. Without the effects of these items, we estimate operating income would have been $23,141,000 and $13,700,000 for 2000 and 1999, respectively, an increase of $9,441,000 as shown in the following table:

	Years ended December 31,
	1999	2000
Operating income—as reported	$2,636,000	$23,141,000
Adjustments:
Restructuring charges	5,497,000	—
Write-off of acquired in-process technology	4,067,000	—
Impairment of capitalized software costs	1,500,000	—

Total adjustments	11,064,000	—

Operating income—as adjusted	$13,700,000	$23,141,000

    Had SOP 98-9 been applied retroactively, which was not permitted under SOP 98-9, revenues in 1999 would have been greater since deferred revenues at the beginning of 1999 would have been greater.

    Total Other Expense (Income).  Total other expense was $6,573,000 for 2000 compared to income of ($6,399,000) for 1999. The change was primarily attributable to a $10,773,000 gain from the sale of an equity investment in 1999. Excluding this gain, other expense was $4,374,000 for 1999, which represents an increase of $2,199,000 compared to the $6,573,000 of other expense for 2000. This increase was due to an increase in interest expense and a decrease in investment income.

    Interest Expense—Interest expense was $6,679,000 for 2000 compared to $5,788,000 for the prior year, an increase of $891,000, or 15%. The increase in interest expense was attributable to increased debt levels as a result of acquisitions. Interest expense reflects the interest on the convertible subordinated debentures issued as part of the acquisitions of PDA Engineering in 1994 and MARC in June 1999, as well as interest on the subordinated notes payable issued as part of the acquisition of MARC and interest on the note payable taken out as part of the CSAR acquisition in November 1999. For financial statement purposes, the convertible subordinated debentures and subordinated notes payable were issued with a discount. Such discount is amortized over the terms of the convertible subordinated debentures and subordinated notes payable and treated as additional interest expense. As a result, reported interest will be higher than the cash amount of interest that will actually be paid to the holders of the convertible subordinated debentures and subordinated notes payable.

    Other Expense (Income)—Other expense (income) was income of ($106,000) for 2000 compared to income of ($1,414,000) for 1999. The change is attributable to foreign exchange adjustments in 1999. Other expense (income) also includes gains and losses on property and equipment and other non-operating income or expense.

    Provision for Income Taxes.  The estimated effective tax rates in 2000 and 1999 were 33% and 44%, respectively. The tax provision in 2000 was benefited by a net reduction in our valuation allowance of approximately $2,256,000 due to the reversal of $3,410,000 related to certain foreign deferred taxes, offset by an increase in the valuation allowance on undistributed earnings of foreign subsidiaries. Refer to Note 12-Taxes Based on Income in Notes to Consolidated Financial Statements.

  1999 Compared to 1998

    Net Income (Loss).  Consolidated net income was $5,097,000, or $0.37 per diluted share, in 1999 compared to a net loss of ($12,979,000), or ($0.95) per diluted share, in 1998.

    Revenue.  Our reported revenue of $149,235,000 in 1999 compared to revenue of $125,397,000 in 1998, an increase of $23,838,000, or 19%. The increase in reported revenue from 1998 to 1999 was primarily due to our acquisitions at the end of 1998 and during 1999, as well as a favorable impact from the adoption of SOP 98-9, beginning October 1, 1998. The acquisitions of KR, MARC, UAI and CSAR accounted for an increase in revenues of $14,483,000, or 12%, during the period. These acquisitions were all accounted for under the purchase method of accounting, so there was $724,000 of KR revenue in the same period of the prior year. As permitted, we adopted the provisions of SOP 98-9 effective October 1, 1998 and, accordingly, revenue on non-cancelable, pre-paid annual lease agreements is recognized monthly over the term of the agreement, beginning in the fourth quarter of 1998, as compared to only deferring the fee related to maintenance for licenses sold before October 1, 1998.

    Software license revenue and maintenance fees account for 93% and 94% of total reported revenue for 1999 and 1998, respectively, with service revenue making up the difference. For 1999 and 1998, approximately 70% and 74%, respectively, of our software license revenue and maintenance fees are derived from annual renewable leases and recurring maintenance fees, with the remaining 30% and 26%, respectively, related to paid-up licenses.

    Due to the adoption of SOP 98-9, it is difficult to make comparisons of revenues between 1999 and 1998. Revenue increases of $13,955,000 were due to those revenues which are unaffected by the adoption of SOP 98-9: paid-up license revenue, which increased $10,834,000, which includes a decrease in embedded technology license revenue of $802,000; consulting services revenue, which increased $3,492,000; and other software services revenue, which decreased $371,000. Revenues for 1999 from the acquired companies include paid-up license revenue of $3,430,000.

    The following table illustrates revenue by geographic region and the related growth rates between 1999 and 1998 in functional currencies as reported:

	Year ended December 31, 1999	Growth Rate
		Year ended December 31, 1999 vs. Year ended December 31, 1998
	% of Total Revenue
The Americas	45%	17%
Europe	31%	14%
Asia Pacific	24%	31%
Total	100%	19%

    The increase in reported revenues for all regions was due to increases from core business revenue and from the acquisitions of KR and MARC in December 1998 and June 1999, respectively. The acquisitions of KR, MARC, UAI and CSAR accounted for increases in revenue in Asia Pacific of $5,484,000, or a 4% increase in total revenue, in the Americas of $5,506,000, or a 4% increase in total revenue, and in Europe of $3,493,000, or a 3% increase in total revenue.

    Revenue growth in 1999 was also impacted from favorable foreign currency translation rates for the Japanese Yen. Revenue in 1999 would have been approximately $147,804,000, if translated using the prior year's foreign currency translation rates. Our international operations in Europe and Asia Pacific are sales organizations with high gross profit margins, which is due to these operations having minimal software development expenses. As a result, we are exposed to the effects of foreign currency fluctuations of the United States Dollar versus the Japanese Yen and the Euro. The following table details the effect of the currency rate changes on revenue for 1999 and the risk of change in 2000. The trend exchange rate was determined by extrapolating the rate change between 1998 and 1999 and is used to illustrate the sensitivity to foreign currency fluctuations. The trend rate is for illustration purposes only and may or may not reflect the actual translation rate in the future period.

	1999 Using 1998 Exchange Rates	1999 Using 1999 Exchange Rates	1999 Using 1998/1999 Trend Exchange Rates

Revenue:
The Americas	$68,092,000	$68,092,000	$68,092,000
Europe	47,779,000	45,672,000	43,565,000
Asia Pacific(1)	31,933,000	35,471,000	40,271,000

Total revenue	$147,804,000	$149,235,000	$151,928,000

Exchange Rates:
$/Euro	1.11	1.07	1.02
Yen/$	130.88	113.68	96.48

(1)
Includes revenue denominated in United States Dollars of $8,546,000.

    Cost of Revenue.  Cost of revenue was $38,261,000, or 26% of total revenues, for 1999, a decrease of $7,994,000, or 17%, as compared to cost of revenue of $46,255,000, or 37% of total revenues, for the prior year. Cost of revenue for 1999 and 1998 includes software amortization of $8,816,000 and $11,974,000 and software impairment charges of $1,500,000 and $7,771,000, respectively under Cost of Revenue-Software Licenses (COS-LIC). Amortization of capitalized software costs decreased $3,158,000, or 26%, primarily as a result of the impairment costs recorded in 1998.

    Cost of revenue, excluding amortization of capitalized software costs and software impairment charges, was $27,945,000, or 19% of total revenues for 1999, compared to $26,510,000, or 21% of total revenues for the prior year, an increase of $1,435,000, or 5%. This increase was primarily due to: a $528,000 increase in the cost of technical support services due to a change in staffing mix between sales and support resources under Cost of Revenue-Software Support and Services (COS-SS); a $485,000 increase in software licensing costs under COS-LIC; a $470,000 increase in packaging costs under COS-SS; a $443,000 decrease in cost sharing reimbursements under COS-SS; a $282,000 increase in third party commissions under COS-LIC; and an increase of $322,000 in other costs; offset by a $1,095,000 decrease in royalty expense under COS-LIC. Royalty expense is paid to third parties under various agreements. We do not consider any royalty expense related to individual agreements to be material. Royalty expense is expected to decline through April 2000 with the replacement of a third party product by MARC products.

    Gross Profit.  Gross profit, which is total revenue less cost of revenue, was $110,974,000, or 74% of total revenues, for 1999, an increase of $31,832,000, or 40%, as compared to a gross profit of $79,142,000, or 63% of total revenues, for 1998. This increase was due to the MARC and KR acquisitions, plus the favorable impact of the change in revenue recognition method, and due to the decrease in cost of revenues, primarily as a result of $7,771,000 of impairment costs recorded in 1998.

    Operating Expense.  Operating expense was $108,338,000 for 1999 compared to $89,183,000 for the prior year, an increase of $19,155,000, or 21%. Operating expense for 1999 includes a restructuring charge of $5,497,000 and a write-off of acquired in-process technology of $4,067,000. Operating expense for 1998 includes a write-off of acquired in-process technology of $6,000,000 and restructuring and other impairment charges of $2,365,000. Without these charges in 1999 and 1998, operating expense would have totaled $98,774,000 for 1999, an increase of $17,956,000, or 22%, from the $80,818,000 for 1998. This increase includes $12,385,000 of additional operating expenses resulting from the companies acquired.

    Research and Development.  Research and development expense for 1999 was $19,511,000 compared to $13,666,000 for 1998, an increase of $5,845,000, or 43%. The increase is due to a $2,500,000 increase in the total gross investment in research and development activities and a decrease of $3,345,000 in the amount of research and development expenditures capitalized under SFAS No. 86.

    The total gross investment in research and development activities for 1999 was $27,766,000, or 19% of total revenue, compared to $25,266,000, or 20% of total revenue, for the prior year. This increase resulted primarily from an additional $2,616,000 of development costs from the acquisitions of KR, MARC, UAI and CSAR.

    Capitalized software development costs were $8,255,000 for 1999 compared to $11,600,000 for the prior year, a decrease of $3,345,000, or 29%. The amount of product development capitalized in any given period is a function of many factors, including the number of products under development at any point in time as well as their stage of development.

    Selling, General and Administrative.  Selling, general and administrative expense was $72,152,000 for 1999 compared to $64,884,000 for 1998, an increase of $7,268,000, or 11%. This increase includes an additional $8,310,000 resulting from the acquisitions of KR and MARC. The remaining decrease of $1,042,000 was primarily due to: a decrease of $1,977,000 in bad debt expense as a result of the reversal of prior year provisions due to collections of older receivable balances primarily in the fourth quarter of 1999; a decrease of $528,000 as a result of the reallocation of sales resources to support maintenance and consulting activities from the recent reorganization; offset by an increase of $1,157,000 as a result of 1998's gain from the termination of the Post Retirement Health Care Plan; and $306,000 of other increases.

    Amortization of Goodwill and Other Intangibles.  Amortization of goodwill and other intangibles was $7,111,000 for 1999 compared to $2,268,000 for 1998, an increase of $4,843,000. The increase was due to the acquisitions of KR, MARC, UAI and CSAR.

    As with revenue, our expenses are impacted by foreign currency fluctuations. The following table details the effect of the currency rate changes on total expense for 1999 and the risk of change in 2000. The trend exchange rate was determined by extrapolating the rate change between 1998 and 1999 and is used to illustrate the sensitivity to foreign currency fluctuations. The trend rate is for illustration purposes only and may or may not reflect the actual translation rate in the future period.

	1999 Using 1998 Exchange Rates	1999 Using 1999 Exchange Rates	1999 Using 1998/1999 Trend Exchange Rates

Expense:
The Americas	$106,267,000	$106,267,000	$106,267,000
Europe	26,085,000	24,935,000	23,785,000
Asia Pacific	13,374,000	15,397,000	18,142,000

Total expense	$145,726,000	$146,599,000	$148,194,000

Exchange Rates:
$/Euro	1.11	1.07	1.02
Yen/$	130.88	113.68	96.48

    Operating Income (Loss).  Operating income was $2,636,000 for 1999 compared to an operating loss of $10,041,000 for 1998, a change of $12,677,000. Operating income (loss) for the years ended December 31, 1999 and 1998 includes the effects of our adoption of SOP 98-9 in the fourth quarter of 1998, write-offs of acquired in-process technology, software impairment charges, and restructuring and other impairment charges, in addition to ongoing operating costs necessary for the operation of the business. The operating loss for 1998 also includes a $1,157,000 gain from the termination of the Post Retirement Health Care Plan and a $393,000 charge for minimum royalty payments on the impaired software.

    Total Other Expense (Income).  Total other expense (income) was income of ($6,399,000) for 1999 compared to expense of $3,134,000 for 1998, a change of $9,533,000. This change includes a $10,733,000 gain from the sale of our equity investment in LMS International. Excluding this gain, total other expense (income) was expense of $4,334,000 for 1999, an increase of $1,200,000 compared to the prior year. The increase in expense was due to an increase in interest expense, a decrease in investment income offset by a decrease in currency losses.

    Interest Expense—Interest expense was $5,788,000 for 1999 compared to $4,461,000 for the prior year, an increase of $1,327,000, or 30%. The increase in interest expense is primarily attributable to increased debt levels as a result of acquisitions. Interest expense reflects the interest on the convertible subordinated debentures issued as part of the acquisitions of PDA Engineering in 1994 and MARC in June 1999, as well as interest on the subordinated notes payable issued as part of the acquisition of MARC and interest on the note payable taken out as part of the CSAR acquisition in November 1999. For financial statement purposes, the convertible subordinated debentures and subordinated notes payable were issued with a discount. Such discount is amortized over the terms of the convertible subordinated debentures and subordinated notes payable and treated as additional interest expense. As a result, reported interest will be higher than the cash amount of interest that will actually be paid to the holders of the convertible subordinated debentures and subordinated notes payable.

    Other Expense (Income)—Other expense (income) was income of ($1,414,000) for 1999 compared to income of ($1,327,000) for 1998, an increase of $87,000. The increase is primarily attributable to a $666,000 decrease in foreign currency exchange losses, offset by a $827,000 decrease in interest and investment income. Other expense (income) also includes gains and losses on property and equipment and other non-operating income or expense.

    Provision (Benefit) for Income Taxes.  The effective tax rate for 1999 was a provision of 44% compared to a benefit of 2% in the same period of the prior year. The rate in 1999 was higher than historical rates before 1998 due primarily to certain non-deductible charges from our acquisitions during 1999, including goodwill and acquired in-process technology.

Liquidity and Capital Resources

    In the past, working capital needed to finance our operations have been provided by cash on hand and from cash flow from operations. We believe that cash generated from operations will continue to provide sufficient capital for normal working capital needs in the foreseeable future. We may engage in additional financing methods that we believe are advantageous, particularly to finance acquisitions. Net cash provided by operating activities was $8,090,000 and $4,939,000 for the three months ended March 31, 2001 and 2000, respectively. Net cash provided by operating activities was $34,580,000 and $32,228,000 for the years ended December 31, 2000 and 1999, respectively. Our working capital (current assets minus current liabilities) at March 31, 2001 was $12,346,000 compared to $17,355,000 at December 31, 2000, a decrease of $5,009,000.

    During 2000, cash outlays related to the restructuring liability were $1,535,000. During 1999, cash outlays of $6,047,000 were made in conjunction with the $8,922,000 of restructuring charges and acquisition costs recorded in 1998 and 1999. The remaining outlays are anticipated to be paid by the end of 2001.

    During 1999, we expended approximately $32,703,000 of cash in connection with the acquisitions of MARC, UAI and CSAR. In late December 1998, we expended $19,140,000 of cash in connection with the acquisition of KR and Silverado. These acquisitions adversely affected our working capital position and cash reserves, and lowered our investment income. We do not expect to have significant amounts of investment income in the near future.

    In August 1999, we entered into a Loan and Security Agreement ("Loan Agreement") with a bank (the "Bank"). This credit facility includes a $12,000,000 revolving line of credit and an $8,000,000 term loan. The amount of the line of credit available in excess of $5,000,000 is subject to a defined borrowing base of outstanding trade receivables. As of March 31, 2001, the amount available under the line of credit, based on the defined borrowing base, was approximately $12,000,000. The term of the revolving portion of the Loan Agreement expires on August 31, 2001. An extension of the Loan Agreement is currently being negotiated. As of March 31, 2001, there was no balance outstanding on the line of credit and there were no borrowings from the line of credit during 2000 or 2001. In 1999 we borrowed $8,000,000 in connection with the acquisition of CSAR. The term of the loan is two years and requires monthly principal payments of $267,000. As of March 31, 2001, the balance on the loan was $3,733,000. All borrowings under the Loan Agreement carry an interest rate equal to the Bank's prime lending rate or LIBOR plus 200 basis points. Borrowings under the Loan Agreement are secured by nearly all of our goods and equipment, inventory, contract rights, and intellectual property rights. Borrowings also involve certain restrictive covenants, including restrictions on dividends and investments. As of March 31, 2001, we are in compliance with all covenants.

    In 1994, we issued $56,608,000 of convertible subordinated debentures in connection with the acquisition of PDA Engineering. An additional $2,000,000 principal amount of convertible subordinated debentures was issued, at a discount, in June 1999 in connection with the MARC acquisition. The debentures bear interest at 7 7/8% with interest payments due semi-annually on March 15 and September 15. The estimated interest payment to be paid in September 2001 is $2,306,000. The conversion feature permits the holder to convert the debentures into shares of our common stock at a conversion price of $15.15 per share. The debentures mature August 18, 2004, but are redeemable at our option at any time after August 18, 1997 upon payment of a premium. The amount of interest expense will decrease if the debentures are converted into common stock. At March 31, 2001, the balance of the convertible subordinated debentures, excluding unamortized discount of $196,000, was $58,556,000.

    In June 1999, we also issued subordinated notes payable in connection with the MARC acquisition in the aggregate principal amount of $14,236,000. The subordinated notes payable bear interest at 8% with interest payments due semi-annually in January and July. The estimated interest payment to be paid in July 2001 is $569,000. $3,236,000 of the notes payable are due in June 2001 and the remaining $11,000,000 are due by June 2009.

    We expect to continue to invest a substantial portion of our revenues in the development of new computer software technologies and products and the enhancement of certain existing products. During the first three months of 2001 and 2000, we expended a total of $8,746,000 and $7,069,000, respectively, on development efforts, of which $3,374,000 and $2,847,000, respectively, were capitalized. During 2000 and 1999, we expended a total of $30,311,000 and $27,766,000, respectively, on development efforts, of which $13,655,000 and $8,255,000, respectively, were capitalized. Product development costs and the capitalization rate may vary depending, in part, on the number of products and the stage of development of the products in process.

    During the first three months of 2001 and 2000, we acquired $6,214,000 and $1,263,000, respectively, of new property and equipment. The increase in 2001 was due to costs associated with the relocation of our Corporate Headquarters and Costa Mesa offices to a new facility in Santa Ana, California. Capital expenditures also included upgrades of facilities worldwide. During 2000 and 1999, we acquired $10,829,000 and $3,107,000, respectively, of new property and equipment. Capital expenditures included upgrades in computer equipment in order to keep current with technological advances and upgrades of facilities worldwide. Capital expenditures in 2000 were higher than 1999 due to additional expenditures in the Engineering-e.com and MSC.Linux divisions. Our capital expenditures vary from year to year, as required by business needs. We intend to continue to expand the capabilities of our computer equipment used in the development and support of our proprietary software products.

    We do not plan to pay dividends in the foreseeable future. In addition, our Loan Agreement with our principal bank contains restrictions on the payment of dividends.

Market Risk

    We are exposed to the impact of foreign currency fluctuations and interest rate changes.

    Foreign Currency Risk.  International revenues were 57% of our total revenues in 2000. International sales are made mostly from our two foreign sales subsidiaries in Germany and Japan and are typically denominated in the local currency of each country. These subsidiaries also incur most of their expenses in the local currency. Accordingly, all foreign subsidiaries use the local currency as their functional currency.

    Our international business is subject to risks typical of an international business, including, but not limited to, differing economic conditions, changes in political climate, differing tax structures, other regulations and restrictions, and foreign exchange rate volatility. Accordingly, our future results could be materially adversely impacted by changes in these or other factors.

    Our exposure to foreign exchange rate fluctuations arises in part from intercompany accounts in which cash from sales of our foreign subsidiaries are transferred back to the United States. These intercompany accounts are typically denominated in the functional currency of the foreign subsidiary in order to centralize foreign exchange risk with the parent company in the United States. We are also exposed to foreign exchange rate fluctuations as the financial results of foreign subsidiaries are translated into United States Dollars in consolidation. As exchange rates vary, these results, when translated, may vary from expectations and adversely impact overall expected profitability. The effect of foreign exchange rate fluctuations in 2000 was not significant.

    Interest Rate Risk.  Our exposure to market rate risks for changes in interest rates relates to any borrowings under our line of credit.

    We have not used derivative financial instruments in our investment portfolio. We invest our excess cash primarily in debt instruments of U.S. municipalities and other high-quality issuers and, by policy, limit the amount of credit exposure to any one issuer. We protect and preserve our invested funds by limited default, market and reinvestment risk.

BUSINESS

Company Overview

    We are a leader in the development, marketing and support of simulation software to optimize product design and quality and reduce product costs and time to market. We also provide a broad range of strategic engineering software consulting services to our customers to improve the integration and performance of their simulation technologies. We serve customers in several industries, including aerospace, automotive, machinery, electronics, consumer products, shipbuilding and railroad. In 2000, we sold our products and services to over 5,400 customers worldwide through our dedicated sales force and value added resellers. We maintain 52 offices in 22 countries. Representative customers in various markets include The Boeing Company, General Motors Corporation, NASA and United Technologies Corporation.

    We have been providing simulation software for over 30 years. In the current customer product development process, designs are simulated before manufacturing begins. Simulation tools allow engineers to construct computer models of products, components and systems to simulate performance conditions and predict physical responses to certain variables, such as stress, pressure and temperature. This allows our customers to reduce costly and time-consuming physical testing of prototypes. Advances in technology have made simulation analysis available for not only sophisticated projects, such as space vehicles, but also to less complicated products, such as toys.

    We have engaged in a number of key strategic initiatives to expand into market opportunities that are natural extensions of our expertise in simulation software. The initiatives include:

  •
  expanding our professional services group, which includes traditional engineering consulting activities as well as super computing services;

  •
  providing cost-effective Linux-based applications of our software and assistance to our customers who want to move to a Linux operating system; and

  •
  creating our Engineering-e.com division to act as an Application Service Provider of our software over the Internet, as well as to provide our customers access to our Simulation Center and Engineering Exchange.

    We also have continued to strengthen our core software business by five acquisitions to broaden the technology scope of our simulation software.

Industry

    The product development industry broadly includes four interrelated software segments described as Product Lifecycle Management. PLM includes mechanical computer-aided design, or CAD, computer-aided engineering, or CAE, computer-aided manufacturing, or CAM, and product data management, or PDM, software products and related services. We currently participate in the CAE segment of the market and, with the acquisition of AES, will also participate in the CAD, CAM and PDM segments.

    Product development has traditionally been a process of detailed product definition, conceptual design, layout, drafting, physical prototyping, testing, design refinement, manufacturing and assembly. Prior to the development of computer-driven design tools, the product development cycle demanded a long lead time since modifications to a product's design required time intensive manual redesign at each step. CAD, CAM and CAE allowed engineers to create and test designs much more quickly and accurately.

    Once focused on the individual engineer's demand for functionality, the market is now driven by the needs of the original equipment manufacturers, suppliers, partners and customers to collaborate, share data and integrate the multiple sub-assemblies in the creation of a complex master digital model. These needs have raised decision making to executive management levels. However, the requirement for an enterprise level solution has not lessened the need to provide superior functionality and engineering capabilities to the individual user.

    CAE provides design engineers tools to develop simulations that test the robustness of their designs through physics based rules to test whether a mechanical part, such as a crankshaft, or a system of parts, such as an automobile, performs in the desired manner. CAE simulates stresses that the prototype may encounter, such as typical operation to crash testing. These simulations enable design engineers to gain important information on the likely performance of their products and allow them to make alterations early in the process to designs that would likely prove faulty, saving time and potentially costly redesigns later in the process. Our simulation software is designed to interoperate seamlessly with other leading mechanical computer-aided design software products in the market.

    Broadly, the industry provides several services that include the development of software, consulting services, training and hardware reselling. In its April 2001 report, Daratech, Inc. estimated the combined CAD, CAE and CAM markets to be $6.0 billion in 2000 and forecasted those markets to grow at an approximate rate of 11% to $6.7 billion in 2001. The CAE segment of the industry was estimated at $1.1 billion in 2000 and is forecasted to grow 19% to $1.3 billion in 2001, according to Daratech, Inc. We believe that the opportunities to service more CAD and CAM engineers, as well as our initiatives in our professional services group, give us access to a multi-billion dollar market.

Our Strategy

    Our goal is to expand our leading position as a provider of simulation software and services. Our strategy has the following key elements:

    Maintain and expand our leading position in simulation software.  We are a leader in providing high-end simulation software to the aerospace, automotive and other manufacturing industries. We will continue to focus our efforts on these industries, but will apply the technical expertise we have developed to additional applications in manufacturing as well as consumer products and other industries that are increasingly turning to simulation during the development phase of production. Our products have recently been used by a manufacturer to optimize material usage, a cellular phone manufacturer to perform drop tests for durability and heat transfer, and a toy manufacturer to meet product safety standards and improve functionality.

    Leverage our expertise in simulation software by providing engineering consulting services.  We have been providing simulation software for over 30 years and in that time we have developed a significant amount of expertise in simulation technologies. We are leveraging that expertise by providing strategic engineering software consulting services to our customers to improve the integration and performance of their simulation technologies. For example, we are working with Cooper Tire to develop a predictive tire modeling system to integrate simulation, design and testing, with the goal of helping Cooper Tire reduce tire development time by 70%. We also provide training, onsite support and implementation services for our customers.

    Expand our engineering consulting services for the Linux operating system.  The internet has accelerated the development of open source software. Open source software has emerged as a viable alternative to traditional proprietary software, such as Unix and Windows NT. One of the better known open source products is the Linux operating system. We are providing our customers with cost-effective Linux-based applications of our products and helping our customers who request to move to Linux by configuring their systems, porting their in-house software, customizing the operating system for special needs, and providing training. We deliver our software on Linux computer clusters, providing turn-key super computing with price/performance benefits.

    Offer our software and engineering consulting services through the Internet.  In addition to our dedicated sales force, we are continuing to make our software Web-enabled and in March 1999 we launched our Web portal, Engineering-e.com. This portal allows our customers to "rent" many of our software products for a specified period of time or run simulations on demand through our network. Early in March 2000, we launched the Simulation Center, where customers are able to run our software over the internet, removing the need for them to purchase computers for performing simulation. In addition, commencing in June 2000, our customers were able to access our Engineering Exchange, which matches clients who have engineering problems with consultants with a wide variety of expertise. We continue to expand our infrastructure and product offerings over the internet to complement our existing sales channels. The internet has also provided opportunities for improved efficiencies in product ordering and availability from any location worldwide 24 hours per day.

Software

    Our simulation software products consist primarily of a complement of solvers linked to a graphically based customer interface, sometimes referred to as pre- and post-processors. These solvers are capable of simulating virtually any mechanical or structural phenomena.

    The governing principle for our core software is to provide:

  •
  enhanced engineering productivity, in terms of process/task automation (via dedicated environments, templates, and workflow managers), numerical and graphics performance, and overall ease of use;
  •
  greater range of simulation, including loads analysis (and kinematics), non-linear effects, robust design (including probabilistic analysis), manufacturing process simulation, and test correlation;
  •
  increased modeling, manipulation, and analysis of assemblies, from geometry to full finite element analysis models to super-elements/substructures to matrices from analysis and test;
  •
  continued commitment to data exchange standards such as AP203, AP214, and AP209; and
  •
  increased emphasis on advanced visualization techniques and dedicated results processing utilities.

    We market our software products under the name MSC.visualNastran and we group our products into four families:

  •
  MSC.visualNastran Enterprise—This family includes software for dedicated analysts at major manufacturers to simulate a wide variety of complex mechanical conditions. Within this family, we include our core simulation software, including MSC.Nastran, MSC.Patran, MSC.Marc, MSC.Dytran and MSC.Enterprise Mvision.
  •
  MSC.visualNastran Desktop—This family includes software for design engineers at large or small companies who need to verify design concepts. This family includes the current Working Knowledge products and others to be defined.
  •
  MSC.visualNastran Professional—This family includes software for multi-disciplinary engineers at large or small companies that perform simulation on occasion, though this is not their primary task. This family includes the Ultima product, MSC.Nastran for Windows, and new integrated products for these engineers, among others.
  •
  MSC.e-visualNastran—This family includes software from the other MSC.visualNastran families that runs across the internet in an internet ASP model that is similar to data centers.

VisualNastran Enterprise Family

    MSC.Nastran.  MSC.Nastran is a descendant of NASTRAN, a computer program owned by the United States Government and leased to others. We have improved upon NASTRAN since it was first released in 1970, resulting in substantially greater capabilities and scope of our product, MSC.Nastran. We have been selling MSC.Nastran since 1971. Pursuant to a 1982 agreement with the National

Aeronautics and Space Administration, we acquired the non-exclusive perpetual rights to commercially use those elements of NASTRAN which are embodied in MSC.Nastran.

    We believe that MSC.Nastran is the leading program for engineering analysis worldwide, based upon capability, functionality, international acceptance and sales volume. MSC.Nastran is used to analyze structures in order to determine, among other things, their strength, safety and performance characteristics. For example, in the aerospace industry, MSC.Nastran is employed to determine the stress distribution in the major parts of an aircraft, such as engines, wings, fuselage and tail. A computer analysis could be applied to improve the design of aircraft by suggesting the removal of material where stresses are low and the addition of material where stresses are high, while reducing the usage of physical prototypes and other testing. With this knowledge, aircraft can be made both stronger and lighter. The same principles have been applied to improve the design of jets, rockets, engines, automobiles, trucks, tires, ships, farm equipment, heavy industrial equipment, nuclear containment vessels, helicopters, spacecraft and other products and structures.

    Because MSC.Nastran has been designed in a modular way, new features can be added and obsolete features replaced without disrupting the other modules of the system. As a result, major changes in computer hardware have been systematically accommodated. For example, the program has been adapted to be used on a variety of computer types, from supercomputers to personal computers. We believe that the continued development and maintenance of MSC.Nastran, together with the modular design features of that program, have prevented, and will continue to prevent, its obsolescence, although no assurance can be given that future changes in hardware or breakthroughs in software design will not result in the obsolescence of the program.

    MSC.Patran.  MSC.Patran provides finite element modeling, analysis data integration, analysis simulation, and results evaluation capabilities to simulate product performance early in the design-for-manufacture process. All of the functions of MSC.Patran may be integrated, automated and tailored to the user's specific requirements using a powerful programming command language. We believe MSC.Patran is the standard simulation environment for manufacturers worldwide, based upon its enhanced usability, direct computer-aided design, or CAD, access, automated finite element modeling and completeness of analysis integration.

    MSC.Marc.  MSC.Marc is the newest addition to the MSC suite of solvers. MSC.Marc simulates physical behavior due to material contact conditions such as impact, crash and crush, resulting in material failure under extreme stress. MSC.Marc is increasingly being used in areas where materials undergo large deformations, such as rubber or metal forming and many other applications. MSC.Marc also has extensive distributed parallel processing capabilities, and it is known for its contact algorithms and its extensive material library.

    MSC.Dytran.  MSC.Dytran is similar to MSC.Marc and uniquely combines fluid-structure interaction to facilitate the simulation of tire hydroplaning and occupant safety (airbag-occupant interaction).

    MSC.Enterprise Mvision.  MSC.Enterprise Mvision delivers quality materials information for use and reuse during the product development, testing and manufacturing cycles. This valuable resource and data is available to engineers worldwide via integrated Intranet and Extranet web access. MSC.Enterprise Mvision provides electronic data exporting directly into popular CAD/CAE programs, and can be supplied complete with authoritative, ready-to-go materials databanks from the extensive MSC.Mvision library.

Visual Nastran Professional/Desktop Family

    MSC.Nastran for Windows.  MSC.Nastran for Windows is a Windows NT-based simulation product, incorporating finite element modeling, simulation, and post-processing. It uses MSC.Nastran as a solver engine. MSC.Nastran for Windows was launched in early 1995.

    MSC.Working Model.  The December 1998 acquisition of KR led to the MSC.visualNastran Desktop suite of products for motion and visualization/animation. These products can be linked to solid modelers such as Solid Works, Mechanical Desktop and Solid Edge. We plan to extend their visualization capabilities to work with our core solvers.

    During 1999, we introduced MSC.visualNastran 4D, which combined MSC.Working Model Motion with MSC.InCheck. MSC.Working Model Motion is used to simulate motion such as falling and colliding objects, pistons or conveyors. This simulation answers the question "Will it work?" MSC.InCheck is used to simulate stress, deformation and vibration. This simulation answers the question "Will it break?" These products run on Microsoft Windows-based personal computers and are closely linked to desktop-based CAD programs such as SolidWorks, Mechanical Desktop and Solid Edge.

Other Software Products

    We also offer other software products, including:

  •
  MSC.Fatigue, used for durability analysis;
  •
  MSC.Akusmod, used for internal acoustic modeling and analysis;
  •
  MSC.Acumen, used to capture and automate a customer's product development process;
  •
  MSC.SuperModel, used for aerospace structural modeling; and
  •
  MSC.SuperForge, used for forging simulation.

Professional Services

    We provide a broad range of professional services, including the following:

Engineering Consulting

    A typical engineering consulting assignment might include all or some of the following activities:

  •
  Process Automation. We work closely with our key customers to advise them on product development processes, enabling them to make better products in less time and for less cost. We assist our customers to automate the process by providing software systems that integrate our software with CAD, product data management, test and in-house software. Automation moves simulation up front in the conceptual and detailed design phases to enable simulation to be performed by design engineers and to be an integral part of the product development process. In many of our service engagements, we use the MSC.Acumen toolkit to create design engineering workflow templates that capture and automate the engineering process.
  •
  Engineering Services. We provide engineering analysis and design services to our existing software customers and to companies who do not use our software. These services are delivered to our current customers to provide analysis or design expertise that they may not have, and to augment their capabilities if they have a manpower shortage. These services are provided to other companies who do not have any analysis or design professionals on staff, but who need these capabilities provided via outsourcing. We deliver the expertise of over 200 highly trained engineers who write, support and use our software on a daily basis. We have provided services to automotive, aerospace, biomedical, electronic packaging, petrochemical, nuclear and consumer product manufacturers and suppliers. In addition to analysis and design services before a product's manufacture, we have also investigated the cause of in-service failures for a wide range of products.

Super Computing Services

  •
  Linux Services.A new services area for us is porting to the Linux operating system. For Linux, we help our customers move from Unix, configuring systems for them, porting their in-house software, customizing the operating system for special needs, and training them.

  •
  Turn-Key Systems.We also offer "turn-key" systems that include computers, the operating system, and software (ours and others). The computers will range from single personal computers or workstations to high-performance clusters of multiple machines.

Internet Services

    Through our Engineering-e.com division, we offer simulation software package tools to a broad base of customers over the internet. Our site went live in April 1999, and our Engineering Exchange was launched in June 2000.

  •
  Simulation Center. The Simulation Center provides the engineering community access to the latest and most advanced simulation tools over the internet on a subscription basis. The cornerstone of our product line is MSC.visualNastran 4D, a design simulation package. Each of our Simulation Center applications runs on our servers and are paid for by the customer on a monthly subscription basis. This reduces the need for customers to make significant upfront investments in software and upgrades, computer infrastructure, and system maintenance.
  •
  Engineering Exchange. Through our Engineering Exchange, we provide a consulting service facility to support the outsourcing of engineering consulting projects using the internet to connect consultants with clients. The Engineering Exchange provides a cost effective means for connecting clients with a need for consulting services with consultants who can fulfill the need. The Engineering Exchange provides a Web-based environment for companies to post projects and consultants to bid on them in open competition. This new mode of outsourcing multiplies both client and consultant opportunities using the speed and global reach of the internet. The Engineering Exchange also offers a structured, manageable problem description process with templates designed to formulate an engineering project into a comprehensive request for proposals. In addition, the Engineering Exchange provides for online meeting services and administrative handling of contract and billing details for the consultant participants.

Training and Onsite Services

  •
  Training. We have developed educational tools designed to train users of our products as an extension of our software business. Training seminars are conducted in local languages on a frequent basis at the MSC Institute of Technology in Santa Ana, California, at our offices worldwide, and at client sites. We also offer both our simulation software and Working Knowledge products to schools and universities.
  •
  Custom Software Development, Collaborative Development, and Porting. We can customize our software in order to provide customer requested capabilities on a funded basis. Some of our major software capabilities—including dynamic sensitivity and optimization, acoustics, and static aeroelasticity—were developed as custom projects. In many cases, the projects are fully funded by the customer, but there are cases where we absorb part of the cost if there is a future commercial benefit (collaborative development). One type of custom development is funded porting, where the hardware provider pays us to port our software to their new hardware or to new versions of operating systems.
  •
  Onsite Support. As an optional service, we also provide onsite support for our software. This service enables our customers to receive a dedicated level of technical support, with our personnel becoming or adding to the onsite experts.

Research and Development

    We continually expend significant amounts on the development and maintenance of our suite of software products, as well as on new product research and development. During the years ended December 31, 1998, 1999 and 2000, gross research and development expenditures were approximately $25,266,000, $27,766,000 and $30,311,000, respectively. Of the amounts expended, $11,600,000, $8,255,000 and $13,655,000, respectively, were included in software costs capitalized.

    Our development activities have historically involved adding new capabilities to our family of simulation programs or converting those programs for use on new computer platforms. These activities are intended to prevent technological obsolescence and assure our clients the maximum flexibility in selecting computer hardware.

    Maintenance of our software products includes system integration, quality assurance testing, error correction, and modifications to accommodate changes to computer system software. Given the maturity of our software, most maintenance efforts stem from continuing new developments. Maintenance costs are expensed as incurred.

    We have recently increased our expenditure for software development. This increase resulted primarily from the acquisitions of MARC, UAI, CSAR and KR, and changes within our product management function in staffing and staff mix related to a strategic revision in product development activity. This shift in strategy de-emphasizes features upgrades for specific products and promotes the development of technologies and integrated software solutions for targeted customers. Our total development cost before software capitalization was 17% of revenue for 2000, which was consistent with our target under the new strategy.

Sales and Marketing

    We sell our products worldwide through a dedicated sales force as well as value added resellers. We also use the internet for global marketing. At December 31, 2000, our sales and marketing force consisted of 316 employees, including 143 in the Americas, 105 in Europe and 68 in Asia Pacific. We market our products by advertising in trade publications, participating in industry trade shows and exhibits, conducting training seminars and working with our strategic partners as described above.

    Historically, our software products were used primarily in the design phase of product development. Accordingly, we targeted our marketing efforts on the product design engineers of our customers. With the addition of MSC.Marc, we have expanded our marketing efforts to also cover the manufacturing engineers of our customers.

    Pricing of products sold in Europe through our German subsidiary are generally denominated in Euros or local currency and products sold through our Japanese subsidiary are generally denominated in Japanese Yen. All other products are sold through contracts that are generally denominated in United States Dollars.

Post Sale Support

    Client service is an integral aspect of our marketing program. We maintain toll-free numbers and a hot line service for our clients. We have invested in advanced call center technology to improve our capabilities.

    User manuals, training and quality assurance are also essential to our marketing program. Our user manuals are comprehensive and updated on a regular basis. A staff of writers and editors manage the design, writing, editing and preparation of user manuals as well as of training materials and promotional literature.

    We conduct formal training for clients, ranging from three-day introductory courses to intensive courses on specialized subjects for experienced users. Onsite courses for clients are provided for larger user organizations. We also host technology conferences in the United States, Europe, Asia Pacific, Australia and Latin America to gather data on client needs, new engineering applications, and new trends in computing technology.

Pricing

    We provide a variety of licensing alternatives for the use of our software products. Our software products have been primarily offered on an annual non-cancelable, pre-paid license basis. An annual non-cancelable, pre-paid license is set at a fixed rate for the period and provides for payment in advance of use. In recent years, demand has also increased for paid-up licenses for software products. A paid-up license provides significant revenue at the original time of sale of the product, with smaller payments for maintenance following the time of sale.

Sales and Support Offices

    We maintain North American sales and client support offices in:

• Atlanta, Georgia	• Bellevue, Washington	• Dayton, Ohio
• East Berlin, Connecticut	• Grapevine, Texas	• Los Angeles, California
• Lowell, Massachusetts	• Mount Laurel, New Jersey	• Palo Alto, California
• San Diego, California	• San Mateo, California	• Santa Ana, California
• Southfield, Michigan

    Sales and technical support representatives who have engineering backgrounds and experience using our products are staffed in these offices. These representatives market our products, provide training in their use, respond to user support calls and provide solutions for simulation analysis throughout North America. In addition, sales and support personnel work out of numerous home offices throughout the United States.

    Our products are marketed, distributed and supported outside of North America through a network of foreign subsidiary offices. Our wholly owned European subsidiary, headquartered in Munich, Germany, manages our network of wholly owned subsidiaries in Europe. In the Asia Pacific region, sales and service are handled through our wholly owned subsidiary in Tokyo, Japan. We also have subsidiary offices in Australia, Brazil and Korea. In addition, we maintain offices in the following countries:

Europe		Asia Pacific
Belgium	Norway	Japan
Czech Republic	Poland	People's Republic of China
France	Romania	Taiwan
Germany	Russia
Greece	Slovenia
Hungary	Spain
Italy	Turkey
The Netherlands	United Kingdom

    Representative arrangements are also utilized in several other European and Asia Pacific countries as well as in India and parts of Latin America.

    All of our offices are leased under agreements expiring at various times over the next one to 12 years. We recently relocated our Corporate Headquarters and Costa Mesa office to new office space in the South Coast Metro area of Orange County, California. The new office in Santa Ana, California includes 203,000 square feet under a lease expiring in 2013.

Customers

    In 2000, we sold our products to approximately 5,400 customers. Customers in the aerospace, automotive and other manufacturing industries accounted for 32%, 25% and 15%, respectively, of our revenues for 2000. Our top ten customers accounted for approximately 18% of our total revenues in 2000 and no single customer accounted for more than 5%. Our major end-user customers, based on 2000 revenues, include:

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  BAE Systems, Plc.

  •
  The Boeing Company

  •
  Cooper Tire and Rubber Company

  •
  Daimler Chrysler Corporation

  •
  General Motors Corporation

  •
  Lockheed Martin Corporation

  •
  NASA

  •
  United Technologies Corporation

    For 2000, foreign export sales accounted for approximately 57% of gross revenues, most of which was attributable to Europe (29%) and Asia Pacific (28%). The balance was attributable to Canada and South America.

Intellectual Property Rights

    We regard our software as proprietary and rely on a combination of trade secret, copyright and trademark laws, license agreements, nondisclosure and other contractual provisions, and technical measures to protect our proprietary right in our products. We distribute our software products under software license agreements that grant customers nonexclusive licenses for the use of our products, which are nontransferable. Use of the licensed software is restricted to designated computers at specified sites, unless the customer obtains a site license for its use of the software. Software and hardware security measures are also employed to prevent unauthorized use of our software, and the licensed software is subject to terms and conditions prohibiting unauthorized reproduction of the software.

    MSC, MSC/, MSC/ARIES, MSC/PATRAN, MSC/MVISION, MSC/DYTRAN, MSCINCHECK (Design), MSC.ULTIMA and MSC.SUPERMODEL are some of our registered trademarks. NASTRAN is a registered trademark of NASA. MSC.Nastran is an enhanced proprietary version of NASTRAN.

    We also obtained the registered trademarks of MARC, MENTAT, MARC/DESIGNER, MARC/AUTOFORGE, KNOWLEDGE REVOLUTION AUTOMATION, EPROBE, and KNOWLEDGE REVOLUTION as part of our 1998 and 1999 acquisitions. Many of our trademarks have also been registered in foreign countries.

    In addition, we maintain federal statutory copyright protection with respect to our software programs and products and have registered copyrights on all documentation and manuals related to these programs and maintain trade secret protection on our software products.

Competition

    With respect to our software business, the following list sets forth our primary competitors.

  •
  Altair Engineering, Inc.

  •
  ANSYS, Inc.

  •
  Hibbitt, Karlsson & Sorensen, Inc.

  •
  Structural Dynamics Research Corporation

    In our professional services business, we compete with in-house information technology personnel and consulting groups.

    We believe that the principal competitive factors affecting the software business include quality, functionality, ease of use and, to a lesser extent, price. In our professional services business, we believe that the principal competitive factor is expertise. Although we believe we currently compete effectively with respect to the factors in both of our businesses, we cannot assure you that we will be able to maintain our competitive position against current and potential competitors.

Employees

    At December 31, 2000, we employed 918 persons, of whom 442 were involved in technical activities, 316 in sales and marketing, and 160 in administration. We have no contracts with labor organizations and believe our relations with our employees are good.

Legal Proceedings

    We are involved in various pending or threatened litigation matters arising out of the normal conduct of our business. In our opinion, these matters will not have a material adverse effect on our financial position or results of operations.

ACQUISITION OF AES

    On July 20, 2001, we acquired AES.

Company Overview

    AES is a systems and software integrator and the largest IBM Product Lifecycle Management business partner in the Americas, selling Dassault Systemes' PLM software portfolio comprised of CATIA, ENOVIA, DELMIA and Smart Solutions. AES is a reseller of a number of products that address the needs of small and medium size product development and manufacturing companies. Generally the products include mechanical design, shape design and styling, analysis, equipment and system engineering, numeric control machining manufacturing, plant design, and work group and enterprise product data management. AES also provides consulting, deployment, development, engineering and professional training services in the area of product life cycle management.

Products and Services

    AES products and services are grouped into two general categories:

  •
  Product Development, Engineering and Manufacturing and Product Life Cycle Management Solutions; and

  •
  Information Technology Services.

Product Development, Engineering and Manufacturing and Product Life Cycle Management Solutions.

    AES offers a number of products that address the needs of product development and manufacturing companies in the automotive, aerospace, consumer goods, fabrication and assembly, electrical and electronics, industrial machinery, architectural engineering and construction and plant design and shipbuilding industries. Generally these applications include mechanical design, shape design and styling, analysis, equipment and system engineering, Numeric Control Machining manufacturing, plant design, and workgroup and enterprise product data management. These products represent over 100 integrated software modules that support product design as well as product life cycle management solutions. AES' product life cycle management solutions center primarily around DSA's products, which consist of CATIA, Enovia, Delmia and SmartSolutions. The third party applications that provide complimentary functionality to DSA products include electrical simulation and harness design from Mentor, analysis tools from us, and tools for design-centric activities from Autodesk.

    The services offered by AES in the area of product life cycle management and product development, engineering and manufacturing solutions consist of consulting, deployment, development, engineering and professional training services. The following describes each of the specific services offered by AES within each of these categories:

Consulting Services

  •
  Engineering Optimization. AES assists clients in enabling multi-disciplinary collaboration and concurrent engineering and eliminating redundant activities.

  •
  e-Engineering. AES helps clients achieve easy and effective collaboration, reduce cycle time, accelerate decision-making and gain access to people and vital product information.

  •
  Culture Change Management. AES counsels clients to help them identify ways to reduce or eliminate resistance to change in order to obtain commitments from end-users and stakeholders of new technologies.

  •
  Supply Chain Integration. AES works with clients to help resolve cost and lead-time issues, ensure compatible tools and environments, define standards and procedures and develop alliances with key suppliers in order to leverage their expertise over the long term.

Deployment Services

  •
  Solutions Implementation. AES helps plan and manage implementations in order to ensure rapid and successful deployments. AES also provides an integrated test bed environment, delivers training and education to support deployments and ensures information technology infrastructure readiness to minimize the impact associated with the deployment of new technologies.

Development Services

  •
  Application Customization. Depending on a client's needs, AES customizes templates, databases, graphical user interfaces and applications for web access and integration.

  •
  Application Development. AES creates customized applications based on customer-defined requirements for automated quality checking, web utilization and knowledge management.

  •
  Application Integration. AES can integrate and bridge a variety of divergent applications and create applications that format and/or enhance data used by other applications.

  •
  Databases. AES will install, modify and oversee the migration of databases, schema and object modules.

  •
  Programming. AES provides programming services for customer-driven solutions and enterprise-wide applications.

Engineering Services

  •
  Analysis. AES provides a broad range of analysis services, including stress, thermal, dynamics and linear and non-linear analysis for a variety of industries.

  •
  Data Translations. AES helps clients exchange data between various CAD systems.

  •
  Design. AES can assist clients in defining requirements, conceptualizing form, fit and function details, designing for ease of manufacture and cost and reverse engineering.

  •
  Legacy Conversion. AES can provide processes and resources to convert vellum and scanned drawings to CAD data using manual or automated processes and can manage the associated conversion issues.

Professional Training Services

  •
  Product Training. AES offers training services both at AES facilities and at the client site. AES offerings include training in a variety of aspects of products manufactured by Dassault Systemes, SmarTeam and Autodesk as well as training in areas such as knowledge-based engineering.

Process Architecture Lab

    In addition to the foregoing products and services relating to product development, engineering and manufacturing and product life cycle management solutions, a major element of AES' consulting services centers around the Process Architecture Lab, or PAL, which is a research and development lab established and operated by AES and made up of a growing consortium of companies committed to the development and deployment of a Process Managed Digital Enterprise, or PMDE. To all its participating members, the PAL provides a forum to discuss, discover, resolve, develop, and deploy world-class concepts, methods, and tools that integrate their customers' product development environments. Vendors for design, analysis, manufacturing, product life cycle management, web-enablement, knowledge-based engineering, agent technology, cost modeling, optimization, and many other applications and solutions are committed members of the PAL.

    From the PMDE perspective, the PAL extends the integration of e-business solutions beyond narrow mainstream focus into the product development arena. By working closely with a large group of world-class companies and having access to their developers and products, the PAL is continually advancing the digital enterprise. This collaborative approach enables simulation of a client's environment and the discovery of integrated solutions to unusually difficult or unique challenges. In addition, as a result of its experience in validation scenarios and other R&D activities, the PAL is in a unique position to make recommendations to participants regarding solutions and enhancements to their products. Participants use the PAL as a showcase to validate their product's integration with multi-disciplinary, process-centric applications. The PAL also validates the operation of applications across multiple platforms and sites.

    The services provided by AES through the PAL include the following:

  •
  Architecture Development. The PAL provides the data architecture required for data management and defines the process architecture to support product development and business processes.

  •
  Tools & Processes Validation/Testbed. The PAL enables members to verify the match between product capabilities and customer requirements, test and determine the best tools and reduce risks and negative impacts associated with product deployment.

  •
  Tools Integration. The PAL provides members with the ability to ensure data collaboration and integration between different tools.

  •
  Tool Sets for Rapid Deployment. The PAL allows users to develop prepackaged integrated solutions and to create applications for administrators that can ease installations.

Information Technology Solutions

    AES' information technology products and services solutions address workgroup and enterprise computing requirements. Product solutions include system and software tools for high availability servers and clusters, databases and applications, workgroup systems, direct and network attached data storage, storage area networks, or SANs, archive systems and software, network infrastructure and management software and database tools. The vendor partners for these solutions are Sun Microsystems, IBM, Hewlett-Packard and EMC for systems, servers and storage, Veritas for cluster management and back up software, Cisco for network infrastructure, iPlanet for web infrastructure, and Oracle for database software.

    The information technology services provided by AES consist generally of consulting, deployment, networking and support. Consulting services consist of system and requirement specification assessment, migration and pre-implementation planning, server consolidation, and project management. Deployment services include systems integration, systems tuning, database tuning, cluster configuration, SAN implementation, system/network operation and administration services, as well as complete installation of servers, workstations and licensing. Networking services generally consist of networking systems for the Unix/NT environment and configuring Autoweb for automotive suppliers. These services also include configuration of routers and switches and installation of remote networking. Finally, AES' support services consist of on-site and off-site system administration, remote installations, maintenance, and support services of application software.

Customers and Marketing

    AES' customer base consists primarily of middle market companies with annual revenues of between $25 million to $500 million. AES addresses the following seven major industries:

Automotive
Aerospace
Consumer products
Fabrication and assembly
Electronics
Industrial machinery
Architectural engineering and construction

    In 2000, AES sold products to approximately 3,000 customers, the largest of which include Yazaki North America, Dassault Falcon Jet, A.O. Smith Electrical Products, PMI Food Equipment Group, GE Industrial Systems, P & P Enterprises Inc., Walt Disney Imagineering, Xilinx, Amgen, Clarify, Cessna Aircraft Company, Netcom Systems, The Boeing Company, NASA and IBM. While it is sometimes difficult to identify with precision the market segment of certain customers, AES estimates that customers in the automotive, aerospace, consumer products, fabrication and assembly, electronics, industrial machinery and architectural, engineering and construction industries accounted for an estimated 30%, 30%, 20%, 5%, 5%, 5% and 5%, respectively, of AES' revenues for 2000. No single customer accounted for more than 10% of AES' revenues. AES has no meaningful foreign export sales.

Geographic Information

    AES is authorized by various vendors to sell information technology products and services through its direct sales force located in or near major metropolitan areas throughout the United States. Each geographic area typically includes direct sales representatives, support personnel, applications engineers, system engineers and technicians who are authorized to sell, install and support all of the products and services resold by AES. To date, AES does not conduct a significant portion of its business outside of the United States and does not have any offices in other countries. AES currently has 22 office locations.

    AES' coverage model and office locations are strategically positioned to effectively cover all of the major market segments that our suppliers' products and services address. While all of the offices can cover all of the market segments, office locations in the central part of the country, including Michigan and Indiana, are well positioned to address the automotive segment, while locations in Washington and California are uniquely positioned to address the needs of the aerospace segment. Their coverage model is designed to address the needs of the supply chains that support each of these market segments as well.

AES Employees

    AES currently has approximately 200 full-time employees. AES offers its full-time employees health, dental and life insurance benefits and has a 401(k) plan for eligible employees. As of December 31, 2000, AES employed approximately 75 full-time direct sales representatives who sell both services and products. AES' sales force is compensated with commissions based on gross margin and other relevant factors. None of the employees is covered by a collective bargaining agreement. AES considers its relations with its employees to be good.

About the Acquisition of AES

    We entered into a Stock Purchase Agreement with DSA pursuant to which we purchased from DSA all the shares of AES capital stock held by DSA. We paid DSA 1,763,400 shares of our common stock.

    Pursuant to an Agreement and Plan of Merger with AES, AES was merged with AES Acquisition Corp., our wholly owned subsidiary, which resulted in AES becoming our wholly owned subsidiary (this transaction is sometimes referred to as the "Merger.") In the Merger, the stockholders of AES, other than DSA, received (i) $20,000,000 in cash, (ii) promissory notes in the aggregate principal amount of $20,000,000, and (iii) 3,517,696 shares of our common stock. We assumed outstanding employee options to acquire AES capital stock, which were converted into options to acquire up to 718,900 shares of our common stock.

Agreements with Respect to Our Common Stock in Connection with the Acquisition of AES

    In connection with the acquisition of AES, we have entered into a Stockholders Agreement with the stockholders of AES, including DSA, pursuant to which, among other things, the stockholders of AES have agreed to vote the shares of our common stock held by them in the same proportion as our other stockholders with respect to matters submitted to a stockholder vote, and to refrain from making any stockholder proposal to us that would require a vote by our stockholders. This voting agreement will be suspended for so long as (i) the aggregate beneficial ownership of our common stock by the stockholders of AES is less than 10% of our outstanding common stock or (ii) a default that occurred and is not cured under the promissory notes issued by us as part of the consideration for the acquisition of AES.

    We have agreed in the Stockholders Agreement to provide certain registration rights to the former AES stockholders. These rights include:

  •
  "piggyback" registration rights, which means that the former AES stockholders have the right to register our common stock issued in the acquisition of AES along with any other shares of common stock that we propose to register in certain circumstances; and

  •
  "demand" registration rights, which means that the former AES stockholders have the right to demand that we register the common stock issued in the acquisition of AES if, after two years from the date of the acquisition of AES, the shares have not be registered.

    Under the Stockholders Agreement, DSA has agreed not to sell or transfer any shares of our common stock beneficially owned by it for a period of five years from the closing of the acquisition of AES, other than:

  •
  upon a Change in Control (as defined in the Stockholders Agreement);

  •
  pursuant to the registration rights described above; or

  •
  upon the default by us of certain specified agreements.

    After the five-year period or upon a Change in Control, DSA has agreed not to sell or transfer any shares of our common stock beneficially owned by it without first offering the shares to us pursuant to the volume restrictions, manner of sale and other conditions of Rule 144 under the Securities Act, even if those provisions are not then applicable.

    The stockholders of AES, other than DSA, have agreed not to sell or transfer any shares of common stock beneficially owned by them without first offering the shares to us, except upon a Change in Control, pursuant to the registration rights described above or pursuant to the volume restrictions, manner of sale and other conditions of Rule 144 under the Securities Act, even if those provisions are not then applicable.

    The stockholders of AES, including DSA, have agreed that in no event will they knowingly sell shares of our common stock constituting 2% of the then outstanding shares of our common stock to any one person or group without first offering such shares to us.

Promissory Notes

    The promissory notes issued to stockholders of AES, other than DSA, will mature on July 19, 2003 and will bear interest at the rate of 7% per annum. The promissory notes may be prepaid at any time by us.

    The promissory notes are subordinated in right of payment and liquidation to any and all commercial bank term loans and secured lines of credit that we currently have or thereafter incur. We have agreed that, so long as the promissory notes are outstanding, we will not, without the prior written consent of Nader Khoshniyati, the former Chief Executive Officer of AES (which consent will not be unreasonably withheld), incur any obligation for borrowed money, other than commercial bank term loans and secured lines of credit currently existing or thereafter incurred, with a stated maturity date prior to the stated maturity date of the promissory notes.

AES Options

    Pursuant to the Agreement and Plan of Merger, at the effective time of the Merger, each outstanding employee option to purchase shares of the capital stock of AES was assumed by us. Each assumed option continues to have, and is subject to, the same terms and conditions, except:

       (i) the options are fully vested;

      (ii) the options are exercisable for shares of our common stock determined by a formula set forth in the Agreement and Plan of Merger;

      (iii) the exercise prices of the options have been revised appropriately; and

      (iv) each optionholder entered into a lock-up agreement that limits the ability of the optionholder to sell or otherwise dispose of shares of our common stock acquired upon exercise of options for specified time periods.

Document of Understanding

    In connection with the execution of the Agreement and Plan of Merger and the Stock Purchase Agreement, AES, DSA and Dassault Systemes entered into a Document of Understanding with us. Under the Document of Understanding, we agree that, in connection with our assumption of the IBM US Partner and Solution Provider/ Complementary Marketing Agreement between AES and IBM as a result of the acquisition of AES, we have agreed to form a business unit fully dedicated to the sale of products of Dassault Systemes, to which the current business of AES and its subsidiary will be transferred. Dassault Systemes agrees to develop and market, through IBM, the products of Dassault Systemes and provide us, through IBM, with the necessary licensing rights, authorizations and market support. We have agreed to keep a staff of 32 quota carrying salespersons and associated application engineers fully assigned to sell products of Dassault Systemes and directly related hardware and services.

    We have also agreed that we will not sell CAD, CAM or PDM product offerings competitive with those offered by Dassault Systemes.

    In connection with the acquisition of AES, we assumed a promissory note payable to DSA in the aggregate principal amount of $5,000,000 at April 1, 2001 that is due December 31, 2003. It is the intent that the promissory note will be repaid with 10% bonus fees to be paid by IBM for our sales of certain products. If the promissory note is not paid in full by December 31, 2003 through the bonus fees, the promissory note will be forgiven by DSA if:

       (i) we maintain the required staff of 32 quota carrying salespersons;

      (ii) we maintain the business unit as described above;

      (iii) we sell CATIA products in the proportion of approximately two CATIA P1 sales for each one CATIA P2 sale; and

      (iv) we comply with DSA's non-compete obligation as described above.

    If any of the principal amount of the promissory note at December 31, 2003 is not forgiven, certain former stockholders of AES have placed in escrow 250,000 shares of our common stock acquired in the acquisition of AES to reimburse us for the payment of any outstanding principal amount.

AES Selected Financial Data

    The selected financial data for AES has been derived from the AES audited and unaudited consolidated financial statements and their notes and should be read along with AES "Management's Discussion and Analysis of Financial Condition and Results of Operations," We derived the statement of operations data for the three years in the period ended December 31, 2000 and the balance sheet data at December 31, 1999 and 2000 from the AES consolidated financial statements, which have been audited by KPMG LLP, independent accountants, included in our proxy statement dated June 15, 2001, which is incorporated by reference in this prospectus through our Current Report on Form 8-K, event dated June 15, 2001. We derived the statement of operations data for the three months ended March 31, 2000 and 2001 and the balance sheet data at March 31, 2001 from the unaudited AES financial statements which are included in our proxy statement incorporated by reference in this prospectus. In the opinion of AES management, the unaudited financial information includes all adjustments, consisting of only normal recurring adjustments, considered necessary for a fair presentation of such information. AES' results of operations for the three-month period ended March 31, 2001 are not necessarily indicative of the results that it may achieve for the full fiscal year.

	Years ended December 31,			Three months ended March 31,
	1998	1999	2000	2000	2001
	(in thousands)
Statement of Operations Data:
Revenue	$53,399	$70,721	$95,664	$20,291	$18,364
Sales commission from related party	—	—	2,000	—	—

Total revenue	53,399	70,721	97,664	20,291	18,364
Cost of revenue	40,258	52,415	66,801	13,120	11,815

Gross profit	13,141	18,306	30,863	7,171	6,549
Selling, general and administrative	11,774	14,249	20,655	3,475	5,213

Operating income	1,367	4,057	10,208	3,696	1,336
Other income (expense):
Interest income	41	94	975	15	286
Other income (expense), net	(85)	2	11	2	3

Income before provision for income taxes	1,323	4,153	11,194	3,713	1,625
Provision for income taxes	513	1,606	4,377	1,485	646

Net income	$810	$2,547	$6,817	$2,228	$979

	December 31,
			March 31, 2001
	1999	2000
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$7,834	$13,640	$2,115
Short-term investments	7,117	2,479	12,012
Working capital	11,482	16,059	17,325
Total assets	30,930	37,685	29,496
Long-term liabilities	7,000	5,000	5,000
Total shareholders' equity	5,179	12,001	13,001

MANAGEMENT

    Our executive officers and directors, and their ages as of March 15, 2001, are as follows:

Name	Age	Current Position

Frank Perna, Jr. (3).	63	Chairman and Chief Executive Officer
Louis A. Greco	53	Vice President, Chief Financial Officer and Corporate Secretary
Kenneth D. Blakely	46	Senior Vice President and General Manager—Mechanical Solutions Division
John Di Lullo	57	Vice President and General Manager—Engineering-e.com Division
Jeffrey M. Morgan	55	Vice President—Worldwide Product and Business Development
John W. Mowrey	60	Vice President—Professional Services
Richard C. Murphy	37	Vice President—The Americas
Greg Sikes	38	Vice President and General Manager Linux Division
Dr. Christopher St. John	54	Vice President—Europe
Masaru Tateishi	55	Vice President—Asia Pacific
Larry S. Barels (2)(3)	52	Director
Donald Glickman (1)(2)	68	Director
William F. Grun (1)(2)	54	Director
George N. Riordan (1)(3)	67	Director

(1)
Member of Audit Committee

(2)
Member of Compensation Committee

(3)
Member of Nominating Committee

    Frank Perna Jr. has served as Chairman and Chief Executive Officer since December 1998 and as a director since 1994. Mr. Perna served as Chairman and Chief Executive Officer of EOS, a privately held provider of power supplies for electrical equipment from 1994 to December 1998. Mr. Perna also serves as a director of California Amplifier, Inc., a public company that designs and manufacturers a broad line of microwave amplifier equipment used with satellite video and terrestrial broadband applications, and as a director of Geometric Software Solutions Co. Ltd., a public company headquartered in India providing CAD/CAM/CAE/PDM software applications, component technology and development services. Mr. Perna previously served as director of PDA Engineering from 1990 to 1994 and was a member of the Board of Directors of PDA Engineering when it was acquired by us.

    Louis A. Greco has served as Chief Financial Officer since March 1983. He has served as Corporate Secretary since December 1985. Mr. Greco has a Bachelor of Science Degree in Business with an Accounting Emphasis from California State University at Los Angeles and a Masters Degree in Business Administration from the University of Southern California. He is also a Certified Public Accountant.

    Kenneth D. Blakely has served as Senior Vice President and General Manager of the Mechanical Solutions Division since January 1999. Prior positions at MSC include Vice President and General Manager of the Aerospace Business Unit; Vice President of Marketing; Director of Product Management; and Manager of Technical Planning and Product Services. He also headed the MSC.Nastran for Windows team, responsible for conceiving, developing and launching the product. Mr. Blakely has authored the MSC.Nastran Basic Dynamic Analysis User's Guide and written more than 40 technical papers, primarily on test-analysis correlation, structural dynamics, PC applications, and CAD-FEA interoperability. Mr. Blakely has a Bachelors Degree in Engineering and a Masters Degree in Structural Dynamics from the University of California at Los Angeles.

    John Di Lullo has served as Vice President and General Manager of Engineering e.com Division since March 2000. He came to us in October 1999. Prior to that, Mr. Di Lullo was the General Manager of Education Systems at Systems and Computer Technology from December 1997 through October 1999, where he Web-enabled their software products, and was a Senior Director at Time-Warner from October 1994 through December 1997 where he led various internet commerce initiatives. Mr. Di Lullo has a Bachelor of Science Degree in Mathematics and Masters Degree in Information Systems from Temple University.

    Jeffrey M. Morgan has served as Vice President, Worldwide Product and Business Development of our Mechanical Solutions Division since March 2000. Mr. Morgan came to us with the acquisition of UAI where he served as President since 1992. Mr. Morgan has a Bachelor of Science Degree in Flight Sciences from Columbia University.

    John W. Mowrey has served as Vice President of Professional Services since September 2000. Prior to that, he as President and Chief Operating Officer of Automated Analysis Corporation, an Ann Arbor services company, from October 1997 to August 2000. Mr. Mowrey has extensive experience in the automotive industry, having served with General Motors from 1962 to 1982, where he held numerous positions including Vehicle Chief Engineer and Executive Director of Planning for Chevrolet. He moved to American Motors as Vice President of Product Planning, Design and Purchasing in 1982. After its acquisition by DaimlerChrysler in 1987, he went into the engineering services business, first as Chief Executive Officer of Time Engineering (1988 to 1992), then as executive Vice President of Modern Engineering (1992 to 1996). He became a Senior Consultant to Andersen Consulting in 1996, and subsequently joined Automated Analysis in a relationship with Andersen Consulting. Mr. Mowrey had a Bachelor of Science Degree in Mechanical Engineering from Carnegie-Mellon University and a Masters Degree in Engineering from the University of Michigan.

    Richard C. Murphy has served as Vice President—The Americas of our Mechanical Solutions Division since January 1999. Prior to that, he was Vice President and General Manager of the Growth Industries Business Unit from February 1997 to December 1998; Vice President and General Manager of the General Manufacturing Unit from September 1996 to January 1997; Department Director of North American Sales and Support from March 1996 to August 1996; Regional Office Manager of North American Sales and Sales Support from February 1994 to February 1996; and Sales Representative of North American Sales and Support from April 1991 to January 1994. Mr. Murphy has a Bachelor of Science Degree in Mechanical Engineering Technology from California State Polytechnic University in Pomona, California.

    Greg Sikes has served as Vice President and General Manager of Linux Division of MSC since March 2000. Mr. Sikes joined us in 1993 and has held various positions including Director of Aerospace Development, Manager of Aerospace Products and Product Manager for MSC.Patran. Mr. Sikes has a Bachelor of Science Degree in Aeronautical Engineering from the University of Illinois and a Masters Degree in Mechanical Engineering from the University of California at Berkeley.

    Dr. Christopher St. John has served as Vice President—Europe of our Mechanical Solutions Division since April 1997. Prior to that, he was Director of European Engineering Services from January 1995 to March 1997. Prior to joining us, he worked for ten years in Engineering Education, lecturing first at the University of London and subsequently at the University of Minnesota. He then worked for ten years as a Consulting Engineer with companies in the United States and the United Kingdom. Dr. St. John received a Bachelor of Science Degree in Mining Engineering a Ph.D. for research on Numerical Modeling in Rock Mechanics, both from the University of London Imperial College of Science and Technology.

    Masaru Tateishi has served as Vice President—Asia Pacific of our Mechanical Solutions Division since February 1995. Before that, he was General Manager of MSC Japan from March 1993 to January 1995. Mr. Tateishi has Bachelor of Science and Masters Degrees in Naval Architecture from Kyushu National University (Japan).

    Larry S. Barels has served as a director since 1998. Mr. Barels has been a Principal of Pacific Capital Resources, a private consulting practice, since 1996. From 1995 to 1997, he was Chairman of Software.com, Inc. and from 1985 to 1995, he was Chairman and Chief Executive Officer of Wavefront Technologies, a company involved in digital image manipulation and computer animation. Mr. Barels is currently a director of Miramar Systems, a software company.

    Donald Glickman has served as a director since 1998. Mr. Glickman has been the General Partner of J.F. Lehman and Company, a private equity investment firm, since 1993. He currently serves as Chairman of Elgar Electronics, an electronic products manufacturer, and as a director of Burke Industries, a manufacturer of elastomer products, Monroe Muffler Brake Inc., an automotive after-market company, and Massachusetts Mutual Corporate Investors, a financial services organization.

    William F. Grun has served as a director since 1997. Mr. Grun is a private investor and consultant. From 1996 to 1999, we was the President and Chief Operating Officer of Optum Software, a privately held supply chain software company. From 1989 to 1996, he was an executive with AlliedSignal (now Honeywell International) where he held several positions, including President of Aerospace Systems and Equipment.

    George N. Riordan has served as a director since 1983. Mr. Riordan served as our Chairman from February 1997 to December 1998. He has been the Managing Director of George Riordan & Co., investment bankers, since February 1991. He is a director of Pancho's Mexican Buffet, Inc.

PRINCIPAL STOCKHOLDERS

    The following table sets forth, as of March 15, 2001, the names, addresses, and holdings of those persons known to us to be beneficial owners of more than 5% of our common stock, the names and holdings of each director, the names and holdings of each executive officer named in the Summary Compensation Table in our proxy statement and the holdings of all executive officers and directors as a group. We also are giving information as adjusted to give effect to the sale of 3,500,000 shares of our common stock in this offering.

Beneficial Owner Name and Address of	Amount Beneficially Owned and Nature of Beneficial Ownership (1)(6)		Percentage Owned Before Offering (2)(5)	Percentage Owned After Offering (2)(5)
Nearchos Irinarchos Vikavagen 9 5-167 71 Bromma, Sweden	1,532,013	(3)	9.7%	7.9%
Larry S. Barels	46,000		*	*
Donald Glickman	23,000		*	*
William F. Grun	29,000		*	*
George N. Riordan	81,600		*	*
Frank Perna, Jr.	489,687		3.3%	2.7%
Louis A. Greco	268,195		1.9%	1.5%
Kenneth D. Blakely	176,416		1.2%	*
Richard C. Murphy	109,439		*	*
Jeffrey Morgan	17,500		*	*
All directors and executive officers as a group (14 persons)	1,418,986	(4)	10.0%	7.5%

*
Holdings represent less than 1% of all shares outstanding.

(1)
Except as provided with respect to certain shares held in trust with the person's spouse and as otherwise provided under state community property laws, beneficial ownership is direct (and includes shares held pursuant to the MSC.Software Corporation's Profit Sharing Plan, 1998 and 1999 Executive Bonus Plan and Employee Stock Purchase Plan), and the person indicated has sole voting and investment power over the shares of common stock indicated. The amounts shown in this column include shares issuable upon (i) conversion of the Company's 7/8% Convertible Subordinated Debentures due 2004 (the "Debentures") or (ii) exercise of options which are exercisable on or within 60 days of March 15, 2001, in the following amounts: Larry S. Barels, 16,000; Donald Glickman, 16,000; William F. Grun, 19,000; George N. Riordan 71,500; Frank Perna, Jr., 393,500; Louis A. Greco, 228,774; Kenneth D. Blakely, 162,500; Richard C. Murphy, 86,250; and Jeffrey Morgan, 17,500.

(2)
All expressions of percent of class held assume that the Debentures and options, if any, of the particular person or group in question, and no others, have been exercised.

(3)
Based upon information set forth in a Schedule 13G filed under the Securities Exchange Act of 1934 by Nearchos Irinarchos, Dendron Techlnology B.V. and Fronos Technology B.V. in June 1999, Nearchos Irinarchos is the sole shareholder and general manager of each of Dendron and Fronos and shares the power to vote and the power to dispose or direct the disposition of an aggregate of 1,400,000 shares of common stock issuable upon the exercise of warrants of the Company and 132,013 shares of common stock issuable upon the conversion of Debentures.

(4)
Includes 1,185,358 shares issuable upon exercise of options granted to the directors and executive officers of the Company that are exercisable on or within 60 days of March 15, 2001. See footnote (1) above.

(5)
As a result of the acquisition of AES, the persons known to us to be beneficial owners of more than 5% of our common stock would be as follows:

Name of Beneficial Owner	Amount Beneficially Owned	Percentage Owned Before Offering	Percentage Owned After Offering
Dassault Systemes of America Corp	1,763,400	9.0%	7.7%
Nearchos Irinarchos	1,532,013	7.3%	6.2%
Nader Khoshniyati (a)	1,243,646	6.4%	5.4%
Abbas Khoshniyati (b)	1,069,908	5.5%	4.6%
All directors and executive officers as a group (16 persons)(c)	3,732,540	17.7%	15.4%

  (a)
  Includes shares of common stock held by Shirley Khoshniyati (47,383 shares), Amir Khoshniyati (51,323 shares) and Arya Khoshniyati (51,323 shares).

  (b)
  Abbas Khoshniyati is the first cousin of Nader Khoshniyati.

  (c)
  Includes shares beneficially held by Nadar Khoshniyati and Abbas Khoshniyati, who became executive officers as a result of the acquisition of AES.

DESCRIPTION OF CAPITAL STOCK

    We are authorized to issue 100,000,000 shares of common stock and 10,000,000 shares of preferred stock.

Common Stock

    Each stockholder is entitled to one vote for each share of common stock held of record on all matters to be voted on by stockholders, and stockholders are not entitled to cumulate votes for the election of directors. Stockholders have no preemptive rights or other subscription rights. Holders of common stock are entitled to such dividends as may be declared by our Board of Directors out of funds legally available therefore. On our liquidation, dissolution or winding up, the holders of common stock are entitled to receive pro rata our net assets remaining after the payment of debts, expenses and the liquidation preference of any outstanding shares of preferred stock.

Preferred Stock

    Our Board of Directors is authorized to issue the preferred stock in one or more series and to fix the voting rights, liquidation preferences, dividend rights, conversion rights, redemption rights and terms, including sinking fund provisions, and certain other rights and preferences of the preferred stock. The Board of Directors, without stockholder approval, can issue preferred stock with voting, conversion and other rights that could adversely affect the voting power and other rights of, and amounts payable with respect to, the common stock. This may be deemed to have a potential anti-takeover effect because the issuance of preferred stock in accordance with such provision may delay, defer or prevent a change of control regarding us and could adversely affect the price of our common stock.

Common Stock Warrants

    On March 9, 1998, we entered into a joint-development and marketing arrangement with Kubota Solid Technology Corporation, or KSTC. This arrangement allowed KSTC to purchase warrants with an aggregate exercise price of up to $3,000,000 to purchase shares of our common stock. As of December 31, 1999, all warrants were purchased under the arrangement. The exercise price is equal to the fair market value of the common stock on the date of issuance of the warrants. The warrants issued have exercise prices ranging between $5.8125 per share and $11.375 per share. The warrants are non-transferable, have a five-year term and become exercisable two years after the date of issuance.

    On June 18, 1999, in connection with the acquisition of MARC, we issued five-year warrants to purchase 1,400,000 shares of our common stock at an exercise price of $10.00 per share. On November 4, 1999, in connection with the acquisition of CSAR, we issued five-year warrants to purchase 110,000 shares of our common stock at an exercise price of $10.00 per share.

Rights Plan

    We have a stockholders rights plan under which rights are held by holders of our common stock. Each right entitles the registered holder to purchase from us, under certain circumstances, one one-hundredth of a share of Junior Participating Preferred Stock at a price of $35.00, subject to adjustment. The rights are generally exercisable only if a person or group acquires 20% or more of our common stock or announces a tender or exchange offer the completion of which would result in ownership by a person or group of 20% or more of our common stock. The rights will expire on October 16, 2008, subject to earlier redemption or exchange as described in the plan.

Delaware Law

    We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless either (i) prior to the date on which the person becomes an interested stockholder, the Board of Directors approves such transaction or business combination, (ii) the stockholder acquires more than 85% of the outstanding voting stock of the corporation (excluding shares held by directors who are officers or held in certain employee stock plans) upon consummation of such transaction, or (iii) the business combination is approved by the Board of Directors and by two-thirds of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder) at a meeting of stockholders (and not by written consent). A "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to such interested stockholder. For purposes of Section 203, "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's voting stock.

Transfer Agent and Registrar

    The transfer agent and registrar for our Common Stock is ChaseMellon Shareholder Services.

UNDERWRITING

    Subject to the terms and conditions of the underwriting agreement among us and the representatives on behalf of the Underwriters, each Underwriter has agreed severally to purchase from us the following respective number of shares of common stock at the offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus.

Underwriters	Shares
A.G. Edwards & Sons, Inc.	1,036,000
Needham & Company, Inc.	1,036,000
The Robinson-Humphrey Company, LLC	518,000
Credit Lyonnais Securities (USA), Inc.	70,000
Dresdner Kleinwort Wasserstein Securities LLC	70,000
First Union Securities, Inc.	70,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	70,000
Morgan Stanley & Co. Incorporated	70,000
UBS Warburg LLC	70,000
Advest, Inc.	35,000
Robert W. Baird & Co. Incorporated	35,000
Brean Murray & Co., Inc.	35,000
Dominick & Dominick LLC	35,000
L.H. Friend, Weinress, Frankson & Presson, LLC	35,000
Hoak Breedlove Wesneski & Co.	35,000
C.L. King & Associates, Inc.	35,000
Ladenburg, Thalmann & Co., Inc.	35,000
Roth Capital Partners, Inc.	35,000
Sanders Morris Harris Inc.	35,000
Stifel, Nicolaus & Company, Incorporated	35,000
Tucker Anthony Incorporated	35,000
C.E. Unterberg, Towbin	35,000
Wedbush Morgan Securities Inc.	35,000

Total	3,500,000

    The underwriting agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all shares of the common stock if any of these shares are purchased. The Underwriters are obligated to take and pay for all of the shares of common stock offered in this offering, other than those covered by the over-allotment option described below, if any are taken.

    The representatives of the Underwriters have advised us that they propose to offer the shares of common stock to the public at the offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $0.50 per share. The Underwriters may allow, and the dealers may re-allow, a concession not in excess of $0.10 per share to some other dealers. After the offering, the offering price and other selling terms may be changed by the Underwriters.

    Pursuant to the underwriting agreement, we have granted to the Underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase from us up to 525,000 additional shares of common stock at the offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus, solely to cover over-allotments.

    To the extent that the Underwriters exercise their option, the Underwriters will become obligated, subject to some conditions, to purchase approximately the same percentage of the additional shares as the number set forth next to the Underwriter's name in the preceding table bears to the total number of shares in the table, and we will be obligated, pursuant to the option, to sell these shares to the Underwriters.

    We and each of our directors and executive officers have agreed not to sell or otherwise dispose of any shares of our common stock for a period of 90 days after the date of this prospectus without the prior written consent of A.G Edwards & Sons, Inc. A.G. Edwards may, in its sole discretion, allow any of these parties to dispose of common stock or other securities prior to the expiration of the 90-day period. There are, however, no agreements between A.G. Edwards and the parties that would allow them to do so as of the date of this prospectus.

    The following table summarizes the discounts and commissions to be paid to the Underwriters by us in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the Underwriters' option to purchase additional shares of common stock.

	Paid by MSC
	No Exercise	Full Exercise
Per Share	$0.89	$0.89
Total	$3,115,000	$3,582,250

    We expect to incur expenses, excluding underwriting discounts and commissions, of approximately $450,000 in connection with this offering.

    We have agreed to indemnify the Underwriters against some liabilities, including liabilities under the Securities Act, or contribute to payments the Underwriters may be required to make in respect of those liabilities.

    Until the distribution of the common stock is completed, rules of the SEC may limit the ability of the Underwriters and some selling group members to bid for and purchase the common stock. As an exception to these rules, the Underwriters are permitted to engage in certain transactions that stabilize, maintain or otherwise affect the price of the common stock.

    If the Underwriters create a short position in the common stock in connection with the offering, i.e., if they sell a greater aggregate number of shares of common stock than is set forth on the cover page of this prospectus, the Underwriters may reduce the short position by purchasing shares of common stock in the open market. This is known as a "syndicate covering transaction." The Underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

    Naked short sales are sales in excess of the over-allotment option. The Underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

    The Underwriters may also impose a penalty bid on some selling group members. This means that if the Underwriters purchase common stock in the open market to reduce the selling group members' short position or to stabilize the price of the common stock, it may reclaim the amount of the selling concession from the selling group members who sold those shares of common stock as part of the offering.

    In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of the purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resale of the security.

    Neither we nor the representatives make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor the representatives make any representation that the Underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

    Some or all of the Underwriters have provided, and may in the future provide, financial advisory and investment banking services to us from time to time.

LEGAL MATTERS

    The validity of the shares of common stock offered hereby will by passed upon for us by O'Melveny & Myers, LLP, Los Angeles, California. Gibson, Dunn & Crutcher LLP, Los Angeles, California will pass upon certain legal matters for the Underwriters.

EXPERTS

    The consolidated financial statements of MSC.Software Corporation at December 31, 2000 and 1999, and for each of the three years in the period ended December 31, 2000, appearing and incorporated by reference in the prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere and incorporated by reference herein, and are included and incorporated by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

    The consolidated financial statements of AES as of December 31, 1999 and 2000 and for each of the years in the three-year period ended December 31, 2000, have been incorporated by reference herein and in the registration statement in reliance on the report of KPMG LLP, independent certified public accountants, incorporated by reference, and upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. You may also obtain our SEC filings from the SEC's website at http://www.sec.gov/.

    The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. Statements made in this prospectus as to the contents of any contract, agreement or other documents are not necessarily complete, and, in each instance, we refer you to a copy of such document filed as an exhibit to the registration statement or otherwise filed with the SEC. The information incorporated by reference is considered to be part of this prospectus. When we file information with the SEC in the future, that information will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

  a.
  Our Annual Report on Form 10-K for the fiscal year ended December 31, 2000 (as amended by Form 10-K/A filed July 26, 2001).
  b.
  Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001.
  c.
  Our Current Reports on Form 8-K, event dates May 2, 2001 and June 15, 2001.

    You may request a copy of these filings, at no cost, by writing or telephoning us at:

                MSC.Software Corporation
                Attention: Louis A. Greco
                2 MacArthur Place
                Santa Ana, California 92707
                Telephone: (714) 540-8900

MSC.SOFTWARE CORPORATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Historical
Report of Ernst & Young LLP, Independent Auditors	F-2
Consolidated Balance Sheets at December 31, 1999 and 2000 and March 31, 2001 (unaudited)	F-3
Consolidated Statements of Operations for the years ended December 31, 1998, 1999 and 2000 and for the three months ended March 31, 2000 and 2001 (unaudited)	F-4
Consolidated Statements of Shareholders' Equity for the years ended December 31, 1998, 1999 and 2000 and for the three months ended March 31, 2001 (unaudited)	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 1998, 1999 and 2000 and for the three months ended March 31, 2000 and 2001 (unaudited)	F-6
Notes to Consolidated Financial Statements	F-7
Pro Forma
Unaudited Pro Forma Consolidated Financial Statements	F-37
Unaudited Pro Forma Consolidated Balance Sheet at March 31, 2001	F-38
Notes to Unaudited Pro Forma Consolidated Balance Sheet at March 31, 2001	F-39
Unaudited Pro Forma Consolidated Statements of Income for the year ended December 31, 2000 and for the three months ended March 31, 2001	F-41
Notes to Unaudited Pro Forma Consolidated Statements of Income	F-43

F–1

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of
MSC.Software Corporation

    We have audited the accompanying consolidated balance sheets of MSC.Software Corporation as of December 31, 1999 and 2000, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of MSC.Software Corporation at December 31, 1999 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

                      /s/ Ernst & Young LLP

Los Angeles, California
February 28, 2001

F–2

MSC.SOFTWARE CORPORATION

CONSOLIDATED BALANCE SHEETS

	December 31,
			March 31, 2001
	1999	2000
			(Unaudited)
ASSETS
Current Assets:
Cash and Cash Equivalents	$21,735,000	$28,806,000	$24,474,000
Investments	183,000	1,853,000	1,045,000
Trade Accounts Receivable, Net of Allowance of $3,182,000 in 1999, 4,355,000 in 2000 and 3,579,000 in 2001	37,995,000	45,950,000	53,162,000
Deferred Tax Charges	15,282,000	16,172,000	16,100,000
Other Current Assets	6,393,000	9,683,000	9,326,000

Total Current Assets	81,588,000	102,464,000	104,107,000
Property and Equipment, Net	8,585,000	15,040,000	20,043,000
Capitalized Software Costs, Net	20,117,000	23,704,000	25,001,000
Goodwill, Net	36,746,000	33,011,000	31,704,000
Other Intangible Assets, Net	35,534,000	30,420,000	28,919,000
Other Assets	4,650,000	4,015,000	4,218,000

Total Assets	$187,220,000	$208,654,000	$213,992,000

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Accounts Payable	$4,692,000	$5,575,000	$5,973,000
Current Portion of Note Payable	3,200,000	4,533,000	3,733,000
Current Portion of Subordinated Notes Payable	—	3,236,000	3,236,000
Deferred Revenue	34,013,000	38,671,000	49,692,000
Compensation and Related Expenses	9,534,000	10,043,000	9,636,000
Restructuring Reserve	2,875,000	1,340,000	1,317,000
Other Current Liabilities	16,519,000	21,711,000	18,174,000

Total Current Liabilities	70,833,000	85,109,000	91,761,000
Deferred Income Taxes	16,957,000	16,344,000	16,023,000
Note Payable, Less Current Portion	4,533,000	—	—
Convertible Subordinated Debentures	58,287,000	58,345,000	58,360,000
Subordinated Notes Payable, Less Current Portion	11,804,000	8,874,000	8,953,000
Commitments and Contingencies (Note 16)
Shareholders' Equity:
Preferred Stock, $0.01 Par Value, 10,000,000 Shares Authorized: No Shares Issued and Outstanding	—	—	—
Common Stock, $0.01 Par Value, 100,000,000 Shares Authorized: 13,841,600, 14,173,400 and 14,260,000 Issued and Outstanding at December 31, 1999, December 31, 2000, and March 31, 2001, Respectively	32,451,000	35,198,000	36,049,000
Common Stock Warrants	4,428,000	4,428,000	4,428,000
Retained Earnings (Deficit)	(6,307,000)	4,826,000	6,186,000
Accumulated Other Comprehensive Loss	(5,426,000)	(4,193,000)	(7,491,000)
Treasury Stock, At Cost (49,000, 40,000 and 40,000 Shares at December 31, 1999, December 31, 2000, and March 31, 2001, Respectively)	(340,000)	(277,000)	(277,000)

Total Shareholders' Equity	24,806,000	39,982,000	38,895,000

Total Liabilities and Shareholders' Equity	$187,220,000	$208,654,000	$213,992,000

The accompany notes are an integral part of these financial statements.

F–3

MSC.SOFTWARE CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,			Three Months Ended March 31,
	1998	1999	2000	2000	2001
				(Unaudited)
REVENUE:
Software Licenses	$89,077,000	$100,869,000	$108,665,000	$23,556,000	$26,065,000
Software Support and Services	36,320,000	48,366,000	69,359,000	15,791,000	18,592,000

Total Revenue	125,397,000	149,235,000	178,024,000	39,347,000	44,657,000

COST OF REVENUE:
Software Licenses	29,601,000	19,171,000	22,648,000	5,381,000	5,156,000
Software Support and Services	16,654,000	19,090,000	22,205,000	5,686,000	6,764,000

Total Cost of Revenue	46,255,000	38,261,000	44,853,000	11,067,000	11,920,000

GROSS PROFIT	79,142,000	110,974,000	133,171,000	28,280,000	32,737,000

OPERATING EXPENSE:
Research and Development	13,666,000	19,511,000	16,656,000	4,222,000	5,372,000
Selling, General and Administrative	64,884,000	72,152,000	82,325,000	18,424,000	20,983,000
Amortization of Goodwill and Other Intangibles	2,268,000	7,111,000	11,049,000	2,675,000	2,688,000
Restructuring and Other Impairment Charges	2,365,000	5,497,000	—	—	—
Write-Off of Acquired In-Process Technology	6,000,000	4,067,000	—	—	—

Total Operating Expense	89,183,000	108,338,000	110,030,000	25,321,000	29,043,000

OPERATING INCOME (LOSS)	(10,041,000)	2,636,000	23,141,000	2,959,000	3,694,000

OTHER EXPENSE (INCOME):
Interest Expense	4,461,000	5,788,000	6,679,000	1,695,000	1,613,000
Gain on Sale of Investment	—	(10,773,000)	—	—	—
Other Expenses (Income), Net	(1,327,000)	(1,414,000)	(106,000)	(272,000)	(164,000)

Total Other Expense (Income), Net	3,134,000	(6,399,000)	6,573,000	1,423,000	1,449,000

INCOME (LOSS) BEFORE PROVISION (BENEFIT) FOR INCOME TAXES	(13,175,000)	9,035,000	16,568,000	1,536,000	2,245,000
Provision (Benefit) for Income Taxes	(196,000)	3,938,000	5,435,000	538,000	885,000

NET INCOME (LOSS)	($12,979,000)	$5,097,000	$11,133,000	$998,000	$1,360,000

BASIC EARNINGS (LOSS) PER SHARE	$(0.95)	$0.37	$0.79	$0.07	$0.10

DILUTED EARNINGS (LOSS) PER SHARE	$(0.95)	$0.37	$0.76	$0.07	$0.09

Basic Weighted-Average Shares Outstanding	13,655,000	13,800,000	14,025,000	13,905,000	14,182,000

Diluted Weighted-Average Shares Outstanding	13,655,000	13,905,000	14,614,000	15,158,000	14,667,000

The accompanying notes are an integral part of these financial statements.

F–4

MSC.SOFTWARE CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Shares of Common Stock		Shareholders' Equity
						Accumulated Other Comprehensive Income(Loss)
	Issued and Outstanding	Treasury Stock	Common Stock	Common Stock Warrants	Retained Earnings (Deficit)		Treasury Shares, At Cost	Total Shareholders' Equity
Balance at January 1, 1998	13,570,400	—	$31,052,000	$—	$1,575,000	$(4,482,000)	$—	$28,145,000
Net Loss					(12,979,000)			(12,979,000)
Currency Translation Adjustment						1,252,000		1,252,000
Unrealized Investment Gain						11,000		11,000

Comprehensive Loss								(11,716,000)
Shares Issued Under Employee Stock Option and Employee Stock Purchase Plans	168,000	—	1,386,000	—	—	—	—	1,386,000
Shares Issued for Business Acquired	222,200	—	1,542,000	—	—	—	—	1,542,000
Warrants Issued	—	—	—	556,000	—	—	—	556,000
Purchase and Retirement of Stock	(249,900)	—	(2,226,000)	—	—	—	—	(2,226,000)

Balance at December 31, 1998	13,710,700	—	31,754,000	556,000	(11,404,000)	(3,219,000)	—	17,687,000
Net Income					5,097,000			5,097,000
Currency Translation Adjustment						(2,204,000)		(2,204,000)
Unrealized Investment Loss						(3,000)		(3,000)

Comprehensive Income								2,890,000
Shares Issued Under Employee Stock Purchase Plan	130,900	—	697,000	—	—	—	—	697,000
Warrants Issued for Business Acquired	—	—	—	3,296,000	—	—	—	3,296,000
Warrants Issued	—	—	—	576,000	—	—	—	576,000
Purchase of Stock	—	(49,000)	—	—	—	—	(340,000)	(340,000)

Balance at December 31, 1999	13,841,600	(49,000)	32,451,000	4,428,000	(6,307,000)	(5,426,000)	(340,000)	24,806,000
Net Income					11,133,000			11,133,000
Currency Translation Adjustment						281,000		281,000
Unrealized Investment Gain, Net of Tax						952,000		952,000

Comprehensive Income								12,366,000
Treasury Shares Used for Compensation	—	9,000	—	—	—	—	63,000	63,000
Shares Issued Under Employee Stock Purchase Plan	331,800	—	2,747,000	—	—	—	—	2,747,000

Balance at December 31, 2000	14,173,400	(40,000)	35,198,000	4,428,000	4,826,000	(4,193,000)	(277,000)	39,982,000
Net Income (Unaudited)					1,360,000			1,360,000
Currency Translation Adjustment (Unaudited)						(2,795,000)		(2,795,000)
Unrealized Investment Loss (Unaudited)						(503,000)		(503,000)

Comprehensive Income (Unaudited)								(1,938,000)
Shares Issued Under Stock Option and Employee Stock Purchase Plans (Unaudited)	86,600	—	851,000	—	—	—	—	851,000

Balance at March 31, 2001 (Unaudited)	14,260,000	(40,000)	$36,049,000	$4,428,000	$6,186,000	$(7,491,000)	$(277,000)	$38,895,000

The accompanying notes are an integral part of these financial statements.

F–5

MSC.SOFTWARE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,			Three Months Ended March 31,
	1998	1999	2000	2000	2001
				(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income (Loss)	$(12,979,000)	$5,097,000	$11,133,000	$998,000	$1,360,000
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided By Operating Activities:
Provision for Doubtful Accounts	2,203,000	245,000	1,421,000	169,000	291,000
Depreciation and Amortization of Property and Equipment	6,026,000	4,672,000	4,368,000	972,000	1,210,000
Amortization of Capitalized Software Costs	11,974,000	8,816,000	11,317,000	2,593,000	2,068,000
Impairment of Capitalized Software Costs	7,771,000	1,500,000	—	—	—
Amortization of Goodwill and Other Intangibles	2,268,000	7,111,000	11,049,000	2,675,000	2,688,000
Impairment of Goodwill	1,670,000	—	—	—	—
Write-Off of Acquired In-Process Technology	6,000,000	4,067,000	—	—	—
Amortization of Premiums and Discounts	69,000	244,000	364,000	92,000	94,000
Loss (Gain) on Disposal of Property and Equipment	(115,000)	60,000	6,000	1,000	1,000
Gain on Sale of Investment	—	(10,733,000)	—	—	—
Treasury Shares Used for Compensation	—	—	63,000	—	—
Deferred Income Taxes	(8,337,000)	(3,079,000)	(2,182,000)	(65,000)	72,000
Changes in Assets and Liabilities:
Trade Accounts Receivable, Net	(2,557,000)	6,266,000	(9,376,000)	(11,554,000)	(7,503,000)
Other Current Assets	2,714,000	3,444,000	(3,290,000)	413,000	357,000
Accounts Payable	771,000	(967,000)	883,000	(46,000)	398,000
Deferred Revenue	10,211,000	7,773,000	4,658,000	14,350,000	11,021,000
Compensation and Related Expenses	277,000	(657,000)	509,000	(425,000)	(407,000)
Restructuring Reserve	695,000	(725,000)	(1,535,000)	(604,000)	(23,000)
Other Current Liabilities	(1,464,000)	(906,000)	5,192,000	(4,630,000)	(3,537,000)

Net Cash Provided By Operating Activities	27,197,000	32,228,000	34,580,000	4,939,000	8,090,000

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of Securities Available-for-Sale	(6,517,000)	—	(51,000)	(5,000)	(16,000)
Sale of Securities Available-for-Sale	6,050,000	16,347,000	12,000	—	—
Acquisition of Property and Equipment	(6,003,000)	(3,107,000)	(10,829,000)	(1,263,000)	(6,214,000)
Proceeds from Sale of Investment	—	12,000,000	—	—	—
Businesses Acquired, Net of Cash Received	(19,140,000)	(32,703,000)	—	—	—
Purchase of Software	(1,313,000)	(1,088,000)	(1,249,000)	(201,000)	—
Capitalized Internal Software Development Costs	(11,600,000)	(8,255,000)	(13,655,000)	(2,847,000)	(3,374,000)
Other	(466,000)	(153,000)	(1,565,000)	982,000	(74,000)

Net Cash Used In Investing Activities	(38,989,000)	(16,959,000)	(27,337,000)	(3,334,000)	(9,678,000)

CASH FLOWS FROM FINANCING ACTIVITIES:
(Repayment) Borrowing on Line of Credit	10,800,000	(10,800,000)	—	—	—
Proceeds from Note Payable	—	8,000,000	—	—	—
Repayments of Note Payable	—	(267,000)	(3,200,000)	(800,000)	(800,000)
Issuance of Common Stock	1,386,000	697,000	2,747,000	1,574,000	851,000
Issuance of Common Stock Warrants	556,000	576,000	—	—	—
Purchase and Retirement of Stock	(2,226,000)	(340,000)	—	—	—
Other	—	(18,000)	—	—	—

Net Cash Provided By (Used in) Financing Activities	10,516,000	(2,152,000)	(453,000)	774,000	51,000

Translation Adjustment	1,252,000	(2,204,000)	281,000	(955,000)	(2,795,000)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(24,000)	10,913,000	7,071,000	1,424,000	(4,332,000)
Cash and Cash Equivalents at Beginning of Period	10,846,000	10,822,000	21,735,000	21,735,000	28,806,000

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$10,822,000	$21,735,000	$28,806,000	$23,159,000	$24,474,000

Supplemental Cash Flow Information:
Income Taxes Paid (Refunded)	$(161,000)	$4,884,000	$675,000	$(1,160,000)	$21,000
Interest Paid	$4,461,000	$5,021,000	$6,393,000	$3,204,000	$3,053,000
Reconciliation of Businesses Acquired, Net of Cash Received:
Fair Value of Assets Acquired	$22,218,000	$71,449,000
Non-Cash Financing of Purchase Price and Liabilities Assumed:
Issuance of Convertible Subordinated Debentures	—	(1,700,000)
Issuance of Subordinated Notes Payable	—	(11,704,000)
Issuance of Common Stock and Common Stock Warrants	(1,542,000)	(3,296,000)
Liabilities Assumed	(1,536,000)	(22,046,000)

Business Acquired, Net of Cash Received	$19,140,000	$32,703,000

The accompanying notes are an integral part of these financial statements.

F–6

MSC.SOFTWARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of March 31, 2001 and for
the three months ended March 31, 2000 and 2001 is unaudited)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Business—MSC.Software Corporation (the "Company") is an information software and services provider. The Company designs, produces and markets proprietary computer software products and provides related services for use in computer-aided engineering. The Company's products are marketed internationally to aerospace, automotive and other industrial concerns, computer and electronics manufacturers, and universities.

    Change in Year-End—In January 1999, the Company changed its reporting period from a January 31 fiscal year basis to a December 31 calendar year basis. As part of this change, the Company elected to present restated financial results on a calendar year basis for all reported prior periods.

    Principles of Consolidation—The accounting and reporting policies of the Company conform to generally accepted accounting principles ("GAAP") in the United States. The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

    Interim Financial Information—The accompanying consolidated financial statements as of March 31, 2001 and for the three months ended March 31, 2000 and 2001 are unaudited and have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three months ended March 31, 2001 are not necessarily indicative of the results that may be expected for the year ending December 31, 2001

    Business Acquisitions—During 1999, the Company acquired the following companies: MARC Analysis Research Corporation ("MARC"), Universal Analytics Inc. ("UAI"), and Computerized Structural Analysis and Research Corporation ("CSAR"). In late December 1998, the Company acquired Knowledge Revolution Inc. ("KR"). Refer to Note 4—Business Acquisitions and Divestitures.

    Use of Estimates—The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ materially from those estimates.

    Reclassifications—Certain amounts in the 1999 and 1998 consolidated financial statements have been reclassified to conform to the 2000 presentation.

    Revenue Recognition—Software license revenue consists of licensing fees, which are fees charged for the right to use the Company's or a third parties' software. Support and services revenues include post-sales customer support ("PCS"), training and consulting services. PCS includes telephone support, bug fixes and upgrade privileges on a when and if available basis. Services range from installation, training, and basic consulting to software modification and customization to meet specific customer needs. Software is sold through monthly, annual or longer lease arrangements and through paid-up license arrangements whereby the customer purchases a long-term license for the use of the Company's software.

F–7

    As of January 1, 1998, the Company adopted SOP 97-2, "Software Revenue Recognition", as modified by SOP 98-4, "Deferral of the Effective Date of a Provision of SOP 97-2". SOP 97-2, as modified by SOP 98-4, provides for revenue recognition only when there is pervasive evidence of an arrangement, delivery has occurred, the vendor's fee is fixed or determinable, and collectibility of the sales proceeds is considered probable. If an arrangement includes multiple elements, the vendor must allocate the revenue to the various elements based on vendor-specific objective evidence ("VSOE") of fair value. The significant restrictions of what qualified for VSOE were deferred under SOP 98-4 and, therefore, no changes in the Company's revenue recognition policy were necessary upon adoption of SOP 97-2, as modified by SOP 98-4.

    In the fourth quarter of 1998, the Accounting Standards Executive Committee of the AICPA issued SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition With Respect to Certain Transactions". SOP 98-9 retained SOP 97-2's restrictions related to the definition of what qualified for VSOE of fair value for allocating a contract fee among the various elements of a multiple element arrangement. In addition, SOP 98-9 instituted what is known as the "residual" method. The residual method is an exception to the requirement to have VSOE of fair value for all elements in the arrangement. However, the residual method only allows for the calculation of a residual amount for the delivered element (i.e., VSOE of fair value must exist for all undelivered elements). As permitted, the Company adopted the provisions of SOP 98-9 effective October 1, 1998, the earliest time possible under published guidelines. Accordingly, beginning in the fourth quarter of 1998, revenue on non-cancelable, pre-paid annual lease agreements is recognized monthly over the term of the agreement, since the VSOE of fair value required under SOP 97-2 needed to allocate the contract fee to the undelivered PCS elements of the arrangements is not available.

    For purposes of allocating lease revenues between software licenses or support revenues in the accompanying consolidated statements of operations, the Company continues to use the same percentages used for allocating paid-up licenses sold with annual maintenance agreements. Revenue from the sale of paid-up licenses is recognized when the Company receives pervasive evidence of an arrangement (generally a contract or purchase order), the software has been delivered to the customer, the price charged the customer is fixed or determinable, and collection is probable. When paid-up licenses include a maintenance arrangement, a portion of the license fee is deferred and recognized over the maintenance period based on VSOE of fair value of the maintenance element.

    Revenue is derived through the Company's direct sales force, a network of value-added resellers and other sales agents. Revenue from the sale of products by other sales agents, for which a commission is due to the sales agent, is reported as gross revenues earned from the product sale. Commissions due to these sales agents represent an operating expense and are recorded as commission expense in cost of license revenue. Revenue from the sale of products provided by other suppliers, for which a royalty is due to the suppliers, is reported as gross revenues earned from the product sale. Royalties due to these other suppliers represent an operating expense and are recorded as royalty expense in cost of license revenue.

    Service and other revenues are recognized when the service is provided and the revenue has been earned. Long-term contracts are recognized using the percentage of completion method.

F–8

    Cash and Cash Equivalents—The Company considers investments with original maturities of three months or less to be cash equivalents.

    Investments—Marketable equity securities and debt securities are classified as held-for-investment, held-to-maturity or available-for-sale. Management determines the appropriate classification of securities at the time of purchase and re-evaluates such designation as of each balance sheet date. Securities available- for-sale are carried at fair value, with the unrealized gains and losses, net of tax, reported as a separate component of shareholders' equity. Realized gains and losses on sales of investment securities are included in the consolidated statements of operations. The cost of securities sold is based on the specific identification method. In 1999, realized gains on sales of investment securities amounted to $10,773,000. Refer to Note 5—Financial Instruments.

    Trade Accounts Receivable—Accounts receivable are reported net of allowances for doubtful accounts receivable. The Company's revenue is generated from customers in diversified industries, primarily in North America, Europe and Asia-Pacific. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company maintains reserves for potential credit losses and such losses have been within management's expectations. Refer to Note 6—Trade Accounts Receivable.

    Property and Equipment—Property and equipment are recorded at cost, less accumulated depreciation and amortization. Depreciation is computed on the straight-line method over the estimated useful lives of the assets, ranging from two to five years. Amortization of leasehold improvements is calculated on the straight-line method over the shorter of the estimated useful lives of the assets or the corresponding lease term.

    Capitalized Software Costs—Capitalized software costs are comprised of purchased software and internal software development costs. In accordance with SOP 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use", the Company capitalizes qualifying computer software costs which are incurred during the application development stage and amortizes them over the software's estimated useful life.

    Software developed for sale or lease is capitalized under Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed". Software costs incurred subsequent to the determination of the technological feasibility of the software product are capitalized. Capitalization ceases and amortization of capitalized costs begins when the software product is available for general release to customers. Capitalized product development costs and projected revenues are reviewed quarterly to determine if any impairment in value has occurred that would require an adjustment in the carrying value or change in expected useful lives under the guidelines established under SFAS No. 86. Capitalized software amortization expense is included in cost of license revenue. The amortization period for the software costs capitalized is the economic life of the related products, typically two to three years. Refer to Note 2—Accounting Changes and Note 3—Impairment of Assets.

    Other Long-Lived Assets—In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", the Company recognizes impairment losses on long-lived assets used in operations when indicators of impairment are present and the

F–9

undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts. If such assets are identified to be impaired, the impairment to be recognized is the amount by which the carrying value of the asset exceeds the fair value of the asset. Refer to Note 3—Impairment of Assets.

    Advertising Expense—The cost of advertising is expensed as incurred. The Company incurred $2,020,000, $1,196,000 and $1,409,000 in advertising costs during the years ended December 31, 2000, 1999 and 1998, respectively.

    Royalties to Third Parties—The Company has agreements with third parties requiring the payment of royalties for sales of third party products or inclusion of such products as a component of the Company's products. Royalties are charged to cost of license revenue. The Company does not consider any royalty expense related to individual agreements to be material.

    Stock-Based Compensation—The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for stock option grants in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees". Accordingly, no compensation expense is recognized for the stock option grants. The Company has also made available an Employee Stock Purchase Plan for eligible employees. Such eligible employees are entitled semi-annually to purchase common stock, by means of limited payroll deductions, at a 10% discount from the fair market value of the common stock as of specific dates. In 1997, the Company adopted the disclosure only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation". Refer to Note 15—Stock Option Plans and Warrants.

    Income Taxes—The Company uses the liability method of accounting for income taxes. Provision is made in the Company's consolidated financial statements for current income taxes payable and deferred income taxes arising primarily from temporary differences in accounting for capitalized software costs, undistributed earnings of international subsidiaries, depreciation expense, deferred income and state income taxes. Refer to Note 12—Taxes Based on Income.

    Effect of Foreign Currency—The Company translates the assets and liabilities of its foreign subsidiaries at the rate of exchange in effect at the end of the period. Revenues and expenses are translated using an average of exchange rates in effect during the period. Translation adjustments are recorded as a separate component of shareholders' equity in the consolidated balance sheets. Transaction gains and losses, other than on intercompany accounts deemed to be of a long-term nature, are included in net income in the period in which they occur. The Company does not provide any deferred tax benefit for translation adjustment because the recoverability of the benefit is not anticipated in the foreseeable future.

    Earnings Per Share—The Company discloses Basic and Diluted Earnings Per Share in accordance with SFAS No. 128, "Earnings Per Share". Basic Earnings Per Share is computed by dividing net income by the weighted-average number of common shares outstanding for the period. Diluted Earnings Per Shares reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock, or resulted in the issuance of common stock. Diluted Earnings Per Share is computed by using the weighted-average number of common and

F–10

common equivalent shares outstanding during each period. Common equivalent shares are not included in the per share calculations where their inclusion would be anti-dilutive. Refer to Note 19—Earnings Per Share.

    Impact of Recently Issued Accounting Standards—In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended, which is required to be adopted in all fiscal years beginning after June 15, 2000. Because of the Company's minimal use of derivatives, management does not anticipate that the adoption of this new Statement will have a significant effect on earnings or the financial position of the Company.

    In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 ("SAB No. 101"), "Revenue Recognition in Financial Statements". SAB No. 101 provides guidance on applying generally accepted accounting principles to revenue recognition issues in financial statements. The adoption of SAB No. 101 did not have a material effect on the Company's financial position or results of operations.

    In March 2000, the FASB issued Interpretation No. 44 ("FIN No. 44"), "Accounting for Certain Transactions Involving Stock Compensation (An Interpretation of APB Opinion No. 25)", which addresses certain accounting issues which arose under the previously established accounting principles relating to stock-based compensation. The adoption of FIN No. 44 did not have a material effect on the Company's financial position or results of operations.

NOTE 2—ACCOUNTING CHANGES

    Early Adoption of SOP 98-9—In the fourth quarter of 1998, the Company adopted the provisions of SOP 98-9 that required VSOE for all undelivered elements of a software arrangement. Accordingly, revenue on non-cancelable and pre-paid annual lease agreements is recognized monthly over the term of the agreement since the Company does not have the VSOE of fair value required under SOP 97-2 to allocate the contract fee to the undelivered PCS elements of the arrangements.

    Change in Estimate—Effective January 1, 1999, the Company changed the estimated useful life of its capitalized software assets from three and four years to two and three years. The Company has always estimated the expected life of these assets based on the release cycle of its products. The Company believes that as software production cycles decrease, amortization periods should also decrease in order to coincide with a version's revenue stream. Refer to Note 3—Impairment of Assets. The Company made this change prospectively. Due to the continual change in the product development process, there can be no assurance that the level of development capitalized in future periods will be comparable to current capitalized levels. Therefore, the effect of this change is not determinable.

F–11

MSC.SOFTWARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2001 and for
the three months ended March 31, 2000 and 2001 is unaudited)

NOTE 3—IMPAIRMENT OF ASSETS

    In accordance with SFAS No. 86 and SFAS No. 121, the Company recognizes impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts. Accordingly, for the years ended December 31, 1999 and 1998, the Company recognized non-cash, pre-tax charges totaling $1,500,000 and $9,834,000, respectively, on various long-lived assets, as described below. There were no such losses recognized during 2000.

    Capitalized Software (Non-Linear Technology Code for MSC.Nastran)—Prior to the acquisition of MARC, the Company had entered into an agreement with a third party for the commercialization of the third party's non-linear technology code. The Company had capitalized $750,000 in payments to the third party under the licensing agreement and was obligated to pay an additional $750,000. In addition, the Company had agreed to make minimum royalty payments over the next three years for approximately $1,300,000. The Company's interest in entering this agreement was to acquire non-linear technology that could be integrated into MSC.Nastran. However, as a result of the acquisition of MARC and its non-linear technology, the Company decided not to pursue the development of the third party's code. As one of the world's leading technology codes in the non-linear finite element market, MARC had significant capabilities in non-linear technology, which were similar to those of the third party. In addition, the Company has full access to the MARC source code, which allows for an easier and more complete integration of its non-linear capabilities into MSC.Nastran. The Company negotiated with the third party to modify the agreement. Consequently, the Company paid its full obligation for licensing the code. In exchange, the third party relieved the Company of its minimum royalty obligations and provided the source code modules for one of its non-linear capabilities. However, since the Company had no current plans to integrate these modules into MSC.Nastran, management did not believe that there would be any future cash flow for these modules. Accordingly, a $1,500,000 charge was recorded in cost of license revenue in the second quarter of 1999 to write-off these capitalized software costs and to provide for the remaining payments due under the licensing agreement.

    Capitalized Software (MSC.Patran)—Since the acquisition of PDA Engineering, Inc. ("PDA") in 1994, the Company attempted to correct many of the shortcomings with MSC.Patran but found that a major rewrite and replacement of the underlying database management system was necessary to correct inherent flaws with the product's basic architecture. These flaws prevented both performance enhancements and increases in the functionality of the product. This initiative began in late 1996 and the result of these efforts was Version 8 of MSC.Patran. This major rewrite included many changes to the underlying architecture, complete replacement of the existing data base management system, and other programming enhancements to improve performance, reliability, and portability to new hardware platforms, specifically the NT operating system. The release of Version 8 was staged over the second and third quarters of 1998 with pre-releases to select customers for beta testing. This strategy was orchestrated to assure customer acceptance at an early stage. MSC.Patran customer responses to Version 8 were very positive with the transition from earlier versions to Version 8 occurring very quickly during the later part of 1998. At December 31, 1998, MSC.Patran Version 8 was the primary source of MSC.Patran revenue, with over 93% of total MSC.Patran revenue in the fourth quarter of 1998 coming from Version 8. With this high level of acceptance in the marketplace, management believed the future cash flows from prior versions would be near zero for all prior versions of

F–12

MSC.Patran. In addition, due to the significant changes in the technological architecture of the product, future cash flows of Version 8 could not be considered in measuring the net realizable value of prior versions. Accordingly, a $4,096,000 charge was recorded in cost of license revenue in the fourth quarter of 1998 to write-off the capitalized software costs of all versions of MSC.Patran prior to Version 8.

    Other Capitalized Software—The Company launched many new products in 1997 and 1998. The 1998 revenues from some of these products were below original projections. As part of the change in the Company's leadership in December 1998 and the resulting restructuring plan (refer to Note 10—Restructuring Reserve), the Company changed its focus and reduced its marketing efforts for certain products. Accordingly, management revised its future revenue projections of these products. These revenue decreases reduced the future cash flows of six products below their net asset value. Therefore, the Company wrote off $3,675,000 of capitalized software costs as a charge to cost of license revenue in the fourth quarter of 1998, which represented the excess of the carrying amount of these products over their future cash flows, and provided for $393,000 of related minimum royalty payments and software licenses for these products, which was charged to royalty expense.

    Silverado Goodwill—As discussed in Note 4—Business Acquisitions, $1,670,000 of excess purchase price was recorded as goodwill in connection with the purchase of Silverado Software & Consulting, Inc. ("Silverado"). This premium was based in part on Silverado's past performance but also on the potential opportunity the Company's management saw in the ability to tap into Silverado's established customer base to expand the Company's contract analysis and consulting business. As part of the Company's restructuring plan in December 1998 (refer to Note 10—Restructuring Reserve), the Company changed its focus to emphasize the expansion of the software business and value-added integration services as opposed to the contract analysis business. It was then determined that the revenue stream from the contract analysis business would not be sufficient nor projected to be sufficient to cover the costs associated with the operation. Management estimated that Silverado would not produce sufficient revenue to cover the costs associated with the production of the revenue. Therefore, during the fourth quarter of 1998, the Company determined the fair value of the goodwill was zero and recorded a charge included in restructuring and other impairment charges to write-off the entire amount of goodwill associated with the acquisition of Silverado.

NOTE 4—BUSINESS ACQUISITIONS AND DIVESTITURES

    Acquisition of MARC Analysis Research Corporation—On June 18, 1999, the Company acquired 100% of MARC pursuant to an Agreement and Plan of Merger dated as of May 26, 1999 (the "Merger Agreement") among the Company, MARC and significant shareholders of MARC. MARC is a software developer and supplier whose products include MARC (a non-linear finite element analysis ("FEA") program for engineering structural analysis), Mentat (a graphical user interface for MARC), and MARC/AutoForge (a simulation program for the bulk forging industry).

    The aggregate fair value of the consideration paid to shareholders and holders of options of MARC resulted in a purchase price valued at approximately $36,123,000. The Merger Agreement provided for a cash purchase price of approximately $20,300,000 and the Stock Purchase Agreement provided for the Company to issue a package of securities to two of the MARC shareholders, including $11,000,000 principal amount of 8% subordinated notes due in 10 years, $3,236,000 principal amount of 8% subordinated notes due in two years, $2,000,000 principal amount of the Company's 7 7/8%

F–13

convertible subordinated debentures due August 18, 2004, and five-year warrants to purchase 1,400,000 shares of the Company's common stock at an exercise price of $10.00 per share. The subordinated notes payable and convertible subordinated debentures were discounted to their respective estimated fair values based on the Company's current borrowing rates. The warrants were valued at their estimated fair value of $3,038,000 based on the Black-Scholes option-pricing model.

    In allocating the purchase price to the acquired assets and assumed liabilities, the Company has recorded an $8,719,000 deferred income tax liability related to identified intangible assets, offset by $1,933,000 for deferred income tax assets, and $2,360,000 for restructuring costs related to the integration of MARC, primarily severance costs and costs related to facility consolidations. Refer to Note 10—Restructuring Reserve.

    The acquisition has been accounted for as a purchase and, accordingly, the operating results of MARC have been included in the Company's consolidated financial statements since the date of acquisition. The total purchase price was allocated to the assets and liabilities of MARC based upon their approximate fair values. The independent appraisal of the acquired business included $4,067,000 of purchased in-process research and development, which was related to two products under development. This valuation represents the ten-year after-tax cash flow of this in-process technology using a discount rate of 18%. The acquired technology had not yet reached technological feasibility and had no future alternative uses. Accordingly, it was written off at the time of the acquisition. The remaining purchase price was allocated as follows: $3,433,000 to net tangible assets; $25,643,000 to identified intangible assets (including $15,274,000 of developed technology, $6,322,000 to customer list, $2,390,000 for trade name recognition, and $1,657,000 of assembled work force); and $12,126,000 to goodwill. Goodwill and identified intangibles are being amortized over 15 years.

    The purchase price was determined through arms' length negotiations between members of the Board of Directors of the Company and representatives of MARC. The Company considered the revenues and results of operations of MARC in recent periods, estimates of the business potential of MARC, MARC's software offerings in the non-linear finite element analysis market segment, and other synergies of the two companies (such as the ability to offer a full suite of FEA products and leveraging technology and distribution channels).

    The following summarized unaudited pro forma consolidated results of operations reflects the effect of the MARC acquisition as if it had occurred on January 1, 1999 and 1998. The unaudited pro forma consolidated results of operations presented below are not necessarily indicative of operating results which would have been achieved had the acquisition been consummated as of January 1, 1999 or 1998 and should not be construed as representative of future operations.

	Years Ended December 31,
	1998	1999
Revenue	$144,680,000	$158,726,000
Operating Expense	$157,774,000	$153,521,000
Net Income (Loss)	$(16,348,000)	$5,967,000
Basic Earnings (Loss) Per Share	$(1.20)	$0.43
Diluted Earnings (Loss) Per Share	$(1.20)	$0.43

F–14

    Acquisition of Universal Analytics Inc.—On June 24, 1999, the Company acquired UAI for approximately $8,400,000 in cash. UAI is a developer and distributor of FEA software and engineering services for the engineering community and to major manufacturers worldwide. The acquisition has been accounted for as a purchase and, accordingly, the operating results of UAI have been included in the Company's consolidated financial statements since the date of acquisition. The excess of the aggregate purchase price over the fair market value of net assets acquired was approximately $6,800,000. Goodwill and identified intangibles are being amortized over ten years. The pro forma effect of the UAI acquisition as if it had occurred on January 1, 1999 or 1998 is immaterial to the consolidated financial statements presented herein.

    Acquisition of Computerized Structural Analysis and Research Corporation—On November 4, 1999, the Company acquired CSAR for approximately $9,650,000 in cash and five-year warrants to purchase 110,000 shares of the Company's common stock at an exercise price of $10.00 per share. The warrants were recorded at their estimated fair value of $258,000 based on the Black-Scholes option-pricing model. The Company financed a portion of the purchase price through an $8,000,000 term loan. Refer to Note 5—Financial Instruments. CSAR is a developer and distributor of FEA software and services for the engineering community and to major manufacturers worldwide. The acquisition has been accounted for as a purchase and, accordingly, the operating results of CSAR have been included in the Company's consolidated financial statements since the date of acquisition. The excess of the aggregate purchase price over the fair market value of net assets acquired was approximately $9,800,000. Goodwill and identified intangibles are being amortized over five years. The pro forma effect of the CSAR acquisition as if it had occurred on January 1, 1999 or 1998 is immaterial to the consolidated financial statements presented herein.

    Acquisition of Knowledge Revolution Inc.—In late December 1998, the Company acquired KR for approximately $19,200,000 in cash. KR is the world's leading developer and distributor of 2D and 3D-motion simulation software for design engineers and analysts. The acquisition has been accounted for as a purchase. The total purchase price was allocated to the assets and liabilities of KR based on their approximate fair market value. The appraisal of the acquired business included $6,000,000 of purchased in-process research and development, which was related to three products under development. This valuation represents the five-year after-tax cash flow of this in-process technology using a discount rate of 28%. The acquired technology had not yet reached technological feasibility and had no future alternative uses. Accordingly, it was written off at the time of the acquisition. The remaining purchase price was allocated as follows: $1,549,000 to net tangible assets; $9,890,000 to identified intangible assets (including $5,200,000 of value-added reseller distribution channel, $4,300,000 of developed technology, and $390,000 of assembled work force); and $1,786,000 to goodwill. Goodwill and identified intangibles are being amortized over three to ten years. The pro forma effect of the KR acquisition as if it had occurred on January 1, 1998 is immaterial to the consolidated financial statements presented herein.

    Acquisition of Silverado Software & Consulting, Inc.—In September 1998, the Company acquired all of the stock of Silverado for total consideration of $2,809,000, consisting of the issuance of 222,200 shares of the Company's common stock at $6.9375 per share, or $1,542,000, a promissory note of $331,000 due March 2000, and cash of $936,000. Net assets acquired included cash and securities available-for-sale of approximately $945,000. Silverado is a provider of engineering services and custom

F–15

software solutions for the design and analysis of mechanical components, electronic packaging, and civil structures. The acquisition has been accounted for as a purchase. The excess of the aggregate purchase price over the fair market value of net assets acquired was approximately $1,670,000, which was written off during 1998 due to its impairment. Refer to Note 3—Impairment of Assets.

    Sale of Investment in LMS International—In June 1999, the principal shareholders of LMS International ("LMS") exercised a repurchase option for an equity position that the Company had held in LMS. The Company realized a pre-tax gain of $10,733,000. LMS is a privately held company based in Leuven, Belgium.

NOTE 5—FINANCIAL INSTRUMENTS

    Concentrations of Credit Risk—Financial instruments that potentially subject the Company to significant concentrations of credit risk consists principally of trade accounts receivable. Concentrations of credit risk with respect to trade accounts receivable are limited due to the number of entities and the size of those entities comprising the Company's customer base.

    Investments—As of December 31, 2000 and 1999, all investments were equity securities and had a cost of $279,000 and $175,000, respectively, and a fair market value of $1,853,000 and $183,000, respectively.

    Line of Credit and Note Payable—During 1999, the Company entered into a Loan and Security Agreement ("Loan Agreement") with its principal bank (the "Bank"). The Loan Agreement includes a $12,000,000 revolving line of credit and an $8,000,000 term loan. The amount of the line of credit available in excess of $5,000,000 is subject to a defined borrowing base of outstanding trade receivables. The term of the revolving portion of the Loan Agreement expires on May 31, 2001. As of December 31, 2000, the amount available under the line of credit, based on the defined borrowing base, was approximately $11,827,000. There was no balance outstanding on the line of credit as of December 31, 2000 and there were no borrowings from the line of credit during 1999 and 2000.

    On November 4, 1999, the Company borrowed the $8,000,000 term loan in connection with the acquisition of CSAR. The term of the loan is two years and requires monthly principal payments of $267,000. As of December 31, 2000, the balance on the loan was $4,533,000. Borrowings under the Loan Agreement carry an interest rate equal to the Bank's prime lending rate or LIBOR plus 200 basis points, adjustable on a monthly basis. Borrowings under the Loan Agreement are secured by nearly all of Company's goods and equipment, inventory, contract rights, and intellectual property rights. Borrowings also involve certain restrictive covenants, including restrictions on dividends and investments. As of December 31, 2000, the Company is in compliance with all covenants.

F–16

MSC.SOFTWARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2001 and for
the three months ended March 31, 2000 and 2001 is unaudited)

NOTE 5—FINANCIAL INSTRUMENTS (Continued)

    Convertible Subordinated Debentures—In 1994, the Company issued $56,608,000 of convertible subordinated debentures in connection with the acquisition of PDA. In June 1999, in connection with the MARC acquisition, the Company issued additional convertible subordinated debentures in the aggregate principal amount of $2,000,000. The convertible subordinated debentures were recorded at their estimated fair value at the time of issuance, net of a discount of $300,000. Refer to Note 4—Business Acquisitions and Divestitures. The debentures bear interest at 7-7/8% with interest payments due semi-annually on March 15th and September 15th. The conversion feature permits the holder to convert the debentures into shares of the Company's common stock at a conversion price of $15.15 per share. The debentures mature August 18, 2004, but are redeemable at the Company's option at any time after August 18, 1997 upon payment of a premium. At December 31, 2000, the principal balance of the convertible subordinated debentures was $58,556,000 and their carrying amount was $58,345,000, net of an unamortized discount of $211,000. The unamortized discount is being amortized to interest expense using the effective-interest method over the term of the convertible subordinated debentures.

    Subordinated Notes Payable—In June 1999, in connection with the MARC acquisition, the Company issued subordinated notes payable, at a discount, in the aggregate principal amount of $14,236,000. The subordinated notes payable were recorded at their estimated fair value at the time of issuance, net of a discount of $2,596,000. Refer to Note 4—Business Acquisitions and Divestitures. The subordinated notes payable bear interest at 8% with interest payments due semi-annually in January and July. $3,236,000 of the subordinated notes payable is due in June 2001 and the remaining $11,000,000 is due by June 2009. At December 31, 2000, the principal balance of the subordinated notes payable was $14,236,000 and their carrying amount was $12,110,000, net of an unamortized discount of $2,126,000. The unamortized discount is being amortized to interest expense using the effective-interest method over the term of the subordinated notes payable.

    The maturities of the note payable, convertible subordinated debentures and subordinated notes payable are as follows:

Year Ending December 31,	Maturities
2001	$7,769,000
2002	—
2003	—
2004	58,345,000
2005 and Thereafter	8,874,000

$74,988,000

    Fair Value of Financial Instruments—The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

    Cash and Cash Equivalents—The carrying amount reported in the consolidated balance sheets for cash and cash equivalents approximates its fair value.

    Investments—The fair values for investments are based on quoted market prices.

F–17

    Trade Accounts Receivable and Accounts Payable—The carrying amounts reported in the consolidated balance sheets for trade accounts receivable and accounts payable approximate their fair value.

    Note Payable—The carrying amount reported in the consolidated balance sheets for the note payable approximates its fair value since the interest rate on the note payable is adjusted on a monthly basis.

    Convertible Subordinated Debentures—The fair value of the convertible subordinated debentures outstanding is based on their quoted trading price.

    Subordinated Notes Payable—The fair value of the subordinated notes payable is based on the present value of its future cash flows using a discount rate that approximates the Company's current borrowing rate.

    The carrying amounts and estimated fair values of the Company's financial instruments at December 31, 2000 and 1999 are as follows:

	December 31, 1999		December 31, 2000
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial Instrument Assets:
Cash and Cash Equivalents	$21,735,000	$21,735,000	$28,806,000	$28,806,000
Investments	$183,000	$183,000	$1,853,000	$1,853,000
Trade Accounts Receivable, Net	$37,995,000	$37,995,000	$45,950,000	$45,950,000
Financial Instrument Liabilities:
Accounts Payable	$(4,692,000)	$(4,692,000)	$(5,575,000)	$(5,575,000)
Note Payable, including Current Portion	$(7,733,000)	$(7,733,000)	$(4,533,000)	$(4,533,000)
Convertible Subordinated Debentures	$(58,287,000)	$(51,001,000)	$(58,345,000)	$(51,237,000)
Subordinated Notes Payable, including Current Portion	$(11,804,000)	$(12,229,000)	$(12,110,000)	$(14,616,000)

NOTE 6—TRADE ACCOUNTS RECEIVABLE

    The following is the activity in the allowance for doubtful accounts receivable for the periods indicated.

	Years Ended December 31,
	1998	1999	2000
Beginning Balance	$1,691,000	$3,605,000	$3,182,000
Additions Due to Acquisitions	—	158,000	—
Amounts Charged to Expense	2,203,000	245,000	1,421,000
Write-Downs Against the Reserve	(289,000)	(826,000)	(248,000)

Ending Balance	$3,605,000	$3,182,000	$4,355,000

F–18

NOTE 7—PROPERTY AND EQUIPMENT

    Property and equipment, at cost, consists of the following:

	December 31,
	1999	2000
Computers and Other Equipment	$26,018,000	$32,817,000
Leasehold Improvements	3,027,000	6,547,000
Furniture and Fixtures	2,970,000	3,436,000

	32,015,000	42,800,000
Less Accumulated Depreciation and Amortization	(23,430,000)	(27,760,000)

Property and Equipment, Net	$8,585,000	$15,040,000

    Depreciation and amortization expense on property and equipment for the years ended December 31, 2000, 1999 and 1998 was $4,368,000, $4,672,000 and $6,026,000, respectively.

NOTE 8—CAPITALIZED SOFTWARE COSTS

    Capitalized software costs consist of the following:

	December 31,
			March 31, 2001
	1999	2000
			(Unaudited)
Capitalized Software Costs	$80,589,000	$95,493,000	$98,858,000
Less Accumulated Amortization	(60,472,000)	(71,789,000)	(73,857,000)

Capitalized Software Costs, Net	$20,117,000	$23,704,000	$25,001,000

    The components of capitalized software costs, as they affected operating income, are as follows:

	Years Ended December 31,			Three Months Ended March 31,
	1998	1999	2000	2000	2001
				(Unaudited)
Capitalized Internal Software Development Costs	$(11,600,000)	$(8,255,000)	$(13,655,000)	$(2,847,000)	$(3,374,000)
Amortization of Capitalized Software Costs	11,974,000	8,816,000	11,317,000	2,593,000	2,068,000
Impairment of Capitalized Software Costs	7,771,000	1,500,000	—	—	—

	$8,145,000	$2,061,000	$(2,338,000)	$(254,000)	$(1,306,000)

    In addition, the Company purchased certain software that was capitalized in 2000, 1999 and 1998 amounting to $1,249,000, $1,088,000 and $1,313,000, respectively.

F–19

NOTE 9—GOODWILL AND OTHER INTANGIBLE ASSETS

    As of December 31, 2000 and 1999, goodwill was $33,011,000 and $36,746,000, respectively, net of accumulated amortization of $15,011,000 and $9,480,000, respectively. Goodwill arising from acquisitions is amortized on the straight-line basis over three to fifteen years.

    Other intangible assets are amortized on the straight-line basis over three to fifteen years and consist of the following:

	December 31,
	1999	2000
Developed Technology	$23,674,000	$23,674,000
Customer List	6,322,000	6,322,000
Value-Added Reseller Distribution Channel	5,200,000	5,200,000
Tradename Recognition	2,390,000	2,390,000
Assembled Work Force	2,047,000	2,047,000
Other	3,554,000	3,949,000

	43,187,000	43,582,000
Less Accumulated Amortization	(7,653,000)	(13,162,000)

Other Intangible Assets, Net	$35,534,000	$30,420,000

    The carrying values of goodwill and other intangible assets are evaluated periodically in relation to the operating performance and the future undiscounted cash flows of the underlying business. Adjustments are made if the sum of expected future net cash flows is less than book value. Refer to Note 3—Impairment of Assets.

NOTE 10—RESTRUCTURING RESERVE

    In December 1998, the Company accrued $695,000 of severance costs as part of a restructuring plan that was completed in the first quarter of 1999. During February 1999, the Company announced a new organizational structure following a re-evaluation of its business strategy. The reorganization plan provided for a 10% reduction in the Company's worldwide workforce (approximately 75 positions) and the consolidation of 15 field offices. These changes resulted in pre-tax charges of $5,897,000 during the first quarter of 1999. The charges consisted of severance costs of $3,200,000, costs related to facility consolidations of $2,200,000, and other charges of $497,000. The Company continually evaluates the balance of the restructuring reserve based on the remaining estimated amounts to be paid. As a result, during the second quarter of 1999, the Company decreased the restructuring reserve by $400,000.

    During 1999, as part of the acquisitions of MARC, UAI and CSAR, the Company recorded $2,730,000 of additional acquisition costs related to the integration of these entities into the Company. In accordance with Emerging Issues Task Force Issue No. 95-3, "Recognition of Liabilities in Connection With a Purchase Business Combination", these costs were included in the purchase price allocations, resulting in additional goodwill. These charges primarily consisted of severance costs of $1,171,000 and costs related to facility consolidations of $1,559,000.

F–20

MSC.SOFTWARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2001 and for
the three months ended March 31, 2000 and 2001 is unaudited)

NOTE 10—RESTRUCTURING RESERVE (Continued)

    As of December 31, 2000, the restructuring reserve was $1,340,000. During 2000, cash outlays were $1,535,000 in conjunction with the $8,922,000 of restructuring charges and acquisition costs recorded in 1998 and 1999. The remaining cash outlays are anticipated to be completed by the end of 2001.

    The following is the activity in the restructuring reserve for the periods indicated:

	Years Ended December 31,			Three Months Ended March 31,
	1998	1999	2000	2000	2001
				(Unaudited)
Balance at Beginning of Period	$—	$695,000	$2,875,000	$2,875,000	$1,340,000
Charges to Expense	695,000	5,897,000	—	—	—
Reversal of Restructuring Charges	—	(400,000)	—	—	—
Acquisition Costs Capitalized	—	2,730,000	—	—	—
Amounts Paid	—	(6,047,000)	(1,535,000)	(604,000)	(23,000)

Balance at End of Period	$695,000	$2,875,000	$1,340,000	$2,271,000	$1,317,000

NOTE 11—OTHER CURRENT LIABILITIES

    Other current liabilities consist of the following:

	December 31,
			March 31, 2001
	1999	2000
			(Unaudited)
Income Taxes Payable	$2,891,000	$4,782,000	$4,915,000
Sales Taxes Payable	3,144,000	4,305,000	5,042,000
Contribution to Profit Sharing Plan	2,031,000	2,141,000	1,811,000
Interest Payable	2,092,000	2,014,000	574,000
Royalties Payable	747,000	1,426,000	956,000
Commissions Payable	986,000	1,392,000	1,133,000
Other	4,628,000	5,651,000	3,743,000

Total Other Current Liabilities	$16,519,000	$21,711,000	$18,174,000

F–21

NOTE 12—TAXES BASED ON INCOME

    The provision (benefit) for taxes based on income (loss) consists of the following:

	Years Ended December 31,
	1998	1999	2000
Current:
Federal	$1,994,000	$3,103,000	$2,450,000
State	489,000	(134,000)	1,568,000
Foreign	2,786,000	3,229,000	3,485,000

	5,269,000	6,198,000	7,503,000
Deferred	(5,465,000)	(2,260,000)	(2,068,000)

Provision (Benefit) for Income Taxes	$(196,000)	$3,938,000	$5,435,000

    The foreign tax provision for 2000, 1999 and 1998 includes withholding taxes of $2,886,000, $1,748,000 and $2,075,000, respectively, assessed to the Company by foreign authorities on amounts remitted to the United States. For the years ended December 31, 2000, 1999 and 1998, the Company's foreign operations realized combined income (loss) before taxes, including intercompany charges, of $1,960,000, $816,000 and ($4,134,000), respectively.

    Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of December 31, 2000 and 1999 are as follows:

	December 31,
	1999	2000
Deferred Tax Liabilities
Capitalized Software	$8,060,000	$9,035,000
Intangible Assets	10,794,000	8,459,000
Unrealized Gain on Investment	—	614,000
Organization Costs	743,000	82,000
Other	263,000	755,000

Total Deferred Liabilities	19,860,000	18,945,000

Deferred Tax Assets:
Deferred Revenue	7,265,000	8,648,000
Foreign Deferred Taxes	6,585,000	4,527,000
Undistributed Earnings of Foreign Subsidiaries	2,708,000	4,077,000
Net Operating Losses	3,070,000	2,297,000
Benefits and Compensation	1,463,000	1,596,000
Business Credits	1,855,000	1,027,000
Restructuring Liability	1,491,000	529,000
State Taxes	843,000	465,000
Allowance for Doubtful Accounts	700,000	445,000
Other	534,000	81,000

Total Deferred Tax Assets	26,514,000	23,692,000
Valuation Allowance	(8,329,000)	(4,919,000)

Net Deferred Tax Assets	18,185,000	18,773,000

Net Deferred Tax Liabilities	$1,675,000	$172,000

F–22

    In 2000, the Company recorded as a charge to shareholders' equity a deferred tax liability on unrealized gains from an investment and a current tax benefit related to stock options. In 1999, the Company recorded a net deferred tax liability of $5,050,000 as a charge to goodwill. These items are not reflected in the provision for taxes.

    The balance sheet presentation of the net deferred tax liabilities/(assets) is as follows:

	December 31,
	1999	2000
Long-Term Deferred Income Taxes, Net	$16,957,000	$16,344,000
Current Deferred Tax Charges	(15,282,000)	(16,172,000)

Net Deferred Tax Liabilities	$1,675,000	$172,000

    At December 31, 2000, the Company had net operating loss carryforwards for federal income tax purposes of approximately $6,563,000. The federal net operating loss carryforwards expire at various dates through the year 2012. An acquisition by the Company in 1993 constituted an ownership change for federal income tax purposes and, as a result, the amount of net operating loss carryforwards that may be utilized in any given year may be limited.

    A valuation allowance of $3,410,000 at December 31, 1999 was recognized to offset the deferred tax asset relating to foreign deferred taxes. In 2000, this valuation allowance was eliminated because of management's determination that it is more likely than not that the asset will be realized. During 2000, approximately $1,154,000 of deferred taxes related to the undistributed earnings of foreign subsidiaries was charged against the valuation allowance. The valuation allowance decreased by $339,000 from 1998 to 1999, reflecting a decrease of $3,047,000 attributable to the elimination of restrictions on and the use of previously acquired net operating losses, offset by an addition of $2,708,000 attributable to undistributed earnings of foreign subsidiaries.

    The following table reconciles the provision (benefit) for income taxes based on income (loss) before taxes to the statutory federal income tax rate of 35% for the years ended December 31, 2000, 1999 and 1998.

	Years Ended December 31,
	1998	1999	2000
Income Tax Provision (Benefit) at Statutory Federal Income Tax Rate	$(4,611,000)	$3,162,000	$5,799,000
Increase (Decrease) Related To:
Amortization of Goodwill	1,112,000	1,684,000	1,872,000
Income of Foreign Sales Corporation	(1,136,000)	(1,598,000)	(1,203,000)
Other Changes in the Valuation Allowance	—	—	1,154,000
Foreign Tax Credits Not Benefited	—	—	680,000
State Income Taxes, Net of Federal Benefits	(156,000)	742,000	651,000
Federal and State Research and Development Tax Credits	(631,000)	(659,000)	(325,000)
Valuation Allowance Related to Foreign Deferred Taxes	3,331,000	—	(3,410,000)
Acquired In-Process Technology	2,100,000	1,423,000	—
Other, Net	(205,000)	(816,000)	217,000

Provision (Benefit) for Income Taxes	$(196,000)	$3,938,000	$5,435,000

F–23

MSC.SOFTWARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2001 and for
the three months ended March 31, 2000 and 2001 is unaudited)

NOTE 13—SEGMENT INFORMATION

    The Company operates in a single reportable segment. International Operations consists primarily of foreign sales offices selling software developed in the United States combined with local service revenue. The following tables summarize consolidated financial information of the Company's operations by geographic location:

	Years Ended December 31,			March 31,
	1998	1999	2000	2000	2001
				(Unaudited)
Revenues:
The Americas	$58,409,000	$68,092,000	$76,423,000	$17,255,000	$19,470,000
Europe	39,875,000	45,672,000	52,469,000	11,512,000	12,423,000
Asia-Pacific	27,113,000	35,471,000	49,132,000	10,580,000	12,764,000

Total Revenue	$125,397,000	$149,235,000	$178,024,000	$39,347,000	$44,657,000

	December 31,
			March 31, 2001
	1999	2000
			(Unaudited)
Identifiable Assets:
The Americas	$141,890,000	$152,563,000	$153,404,000
Europe	27,638,000	33,496,000	39,624,000
Asia-Pacific	17,692,000	22,595,000	20,964,000

Total Identifiable Assets	$187,220,000	$208,654,000	$213,992,000

    The net assets of the Company's foreign subsidiaries totaled $31,524,000 and $22,725,000 as of December 31, 2000 and 1999, respectively, excluding intercompany items. Long-lived assets included in these amounts were $6,249,000 and $5,709,000 as of December 31, 2000 and 1999, respectively. The income before taxes of the Company's foreign subsidiaries is reported in Note 12—Taxes Based on Income.

NOTE 14—EMPLOYEE BENEFITS

    The Company contributes an amount, integrated with Social Security, to a defined contribution plan, covering substantially all North American full-time employees who have completed a specified term of service with the Company. For the years ended December 31, 2000, 1999 and 1998, contributions charged to expense in connection with this plan were $2,087,000, $1,934,000 and $1,704,000, respectively. The plan has a 401(k) feature to permit voluntary employee contributions, which does not affect the Company's expenses.

    In 1995, the Company adopted a non-qualified supplemental retirement plan. The Company contributes an amount, integrated with Social Security and the Company's defined contribution plan, covering certain key employees who have completed a specified term of service with the Company. For the years ended December 31, 2000, 1999 and 1998, contributions charged to expense in connection with this plan were $94,000, $49,000 and $58,000, respectively.

F–24

NOTE 15—STOCK OPTION PLANS AND WARRANTS

    1991 Plan—The MSC.Software Corporation 1991 Stock Option Plan ("the 1991 Plan"), as amended, consists of two parts: a "Key Employee Program" that allows discretionary awards of non-transferable incentive stock options and non-qualified stock options to officers and other key employees, and a "Non-Employee Director Program" that provides for automatic annual grants of non-transferable, non-qualified stock options to non-employee directors.

    The "Key Employee Program" section of the 1991 Plan provides for the granting of both incentive stock options and non-qualified options for the purchase of up to 2,500,000 authorized but unissued shares of the Company's common stock at the fair market value of such shares on the date the option is granted, or for non-qualified options at such price as the Compensation Committee may determine.

    The "Non-Employee Director Program" section of the 1991 Plan provides for automatic grants to members of the Company's Board of Directors who are not officers or employees of the Company or its subsidiaries. A maximum of 500,000 shares of authorized but unissued shares of the Company's common stock may be issued upon the exercise of options under the "Non-Employee Director Program". All eligible directors will receive annual non-discretionary grants of non-qualified stock options for the purchase of 3,000 shares of the Company's common stock.

    Options under the 1991 Plan are exercisable up to ten years from the date of grant, subject to vesting provisions outlined at the grant date. Generally, options vest and become exercisable one year after the grant date.

    A summary of stock option activity for the 1991 Plan is as follows:

	Options	Option Price Per Share	Weighted-Average Exercise Price
Outstanding at December 31, 1997	2,076,800	$6.50 to $15.88	$12.07
Granted	1,167,350	$5.38 to $11.25	$9.28
Exercised	(64,950)	$6.50 to $11.00	$8.78
Canceled	(629,750)	$7.75 to $15.88	$13.27

Outstanding at December 31, 1998	2,549,450	$5.38 to $15.88	$10.58
Granted	255,350	$5.50 to $ 7.25	$6.08
Canceled	(632,300)	$5.94 to $15.38	$10.24

Outstanding at December 31, 1999	2,172,500	$5.38 to $15.88	$10.15
Granted	540,549	$8.38 to $25.00	$14.47
Exercised	(160,533)	$5.50 to $ 9.88	$8.20
Canceled	(308,800)	$5.50 to $15.38	$10.92

Outstanding at December 31, 2000	2,243,716	$5.38 to $25.00	$11.20

F–25

MSC.SOFTWARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2001 and for
the three months ended March 31, 2000 and 2001 is unaudited)

NOTE 15—STOCK OPTION PLANS AND WARRANTS (Continued)

    As of December 31, 2000, the number of options outstanding and exercisable under the 1991 Plan, by range of exercise prices, was as follows:

	Options Outstanding
				Options Exercisable
			Weighted- Average Remaining Contractual Life
Range of Exercise Prices	Number of Options	Weighted- Average Exercise Price		Number of Options	Weighted- Average Exercise Price

$ 5.38 to $ 6.94	202,567	$5.79	7.2	108,567	$5.86
$ 8.25 to $ 9.88	1,145,375	$9.08	6.1	767,650	$9.12
$10.13 to $15.88	695,774	$13.02	4.0	608,774	$13.17
$20.00 to $25.00	200,000	$22.50	9.2	—	$—

Total	2,243,716	$11.20	5.8	1,484,991	$10.54

    At December 31, 2000, 1999 and 1998, the number of options exercisable under the 1991 Plan, the per-share weighted-average exercise prices of the stock options exercisable under the 1991 Plan and the number of options available for future grant under the 1991 Plan were as follows:

	Options Exercisable
			Options Available for Future Grants
	Number of Options	Weighted-Average Exercise Price

December 31, 1998	1,386,150	$11.46	711,000
December 31, 1999	1,600,050	$11.01	687,950
December 31, 2000	1,484,991	$10.54	456,201

    1998 Plan—The MSC.Software Corporation 1998 Stock Option Plan ("the 1998 Plan"), as amended, consists of two parts: a "Key Employee Program" that allows discretionary awards of non-transferable incentive stock options and non-qualified stock options to officers and other key employees, and a "Non-Employee Director Program" that provides for automatic annual grants of non-transferable, non-qualified stock options to non-employee directors.

    The "Key Employee Program" section of the 1998 Plan provides for the granting of both incentive stock options and non-qualified options for the purchase of up to 3,440,000 authorized but unissued shares of the Company's common stock at the fair market value of such shares on the date the option is granted, or for non-qualified options at such price as the Compensation Committee may determine.

F–26

MSC.SOFTWARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2001 and for
the three months ended March 31, 2000 and 2001 is unaudited)

NOTE 15—STOCK OPTION PLANS AND WARRANTS (Continued)

    The "Non-Employee Director Program" section of the 1998 Plan provides for automatic grants to members of the Company's Board of Directors who are not officers or employees of the Company or its subsidiaries. A maximum of 60,000 shares of authorized but unissued shares of the Company's common stock may be issued upon the exercise of options under the "Non-Employee Director Program". All eligible directors will receive annual non-discretionary grants of non-qualified stock options for the purchase of 3,000 shares of the Company's common stock. Options to be granted to non-employee directors under the 1998 Plan do not begin until 2000. Directors may receive only 3,000 shares of the Company's common stock per year from either the 1991 or 1998 Plans.

    Options under the 1998 Plan are exercisable up to ten years from the date of grant, subject to transfer restrictions and vesting provisions outlined at the grant date. Generally, options vest and become exercisable one year after the grant date. The 1998 Plan provides that vesting may be accelerated in certain events related to changes in control of the Company, unless prior to such change in control the Compensation Committee determines otherwise. Similarly, the 1998 Plan provides that the Compensation Committee has discretion, subject to certain limits, to modify the terms of outstanding options. No amendment or cancellation and re-grant, subject to permitted adjustments, shall reduce the per share exercise price to a price less than 100% of the fair market value of the Company's common stock on the option date of the initial option.

    A summary of stock option activity for the 1998 Plan is as follows:

	Options	Option Price Per Share	Weighted-Average Exercise Price
Outstanding at December 31, 1997	—	$ — to $ —	$—
Granted	600,000	$5.38 to $ 9.00	$8.00

Outstanding at December 31, 1998	600,000	$5.38 to $ 9.00	$8.00
Granted	1,376,850	$5.00 to $ 7.69	$5.76
Canceled	(161,000)	$5.25 to $ 5.25	$5.25

Outstanding at December 31, 1999	1,815,850	$5.00 to $ 9.00	$6.36
Granted	875,704	$7.94 to $15.00	$10.20
Exercised	(54,767)	$5.00 to $ 9.00	$6.14
Canceled	(306,698)	$5.00 to $ 9.63	$6.72

Outstanding at December 31, 2000	2,330,089	$5.00 to $15.00	$7.76

F–27

    As of December 31, 2000, the number of options outstanding and exercisable under the 1998 Plan, by range of exercise prices, was as follows:

	Options Outstanding
				Options Exercisable
			Weighted- Average Remaining Contractual Life
Range of Exercise Prices	Number of Options	Weighted- Average Exercise Price		Number of Options	Weighted- Average Exercise Price

$ 5.00 to $ 6.94	1,222,683	$5.79	8.3	589,519	$5.66
$ 7.50 to $ 9.69	866,876	$8.98	8.5	175,800	$8.99
$10.00 to $15.00	240,530	$13.41	9.3	—	—

Total	2,330,089	$7.76	8.5	765,319	$6.43

    At December 31, 2000, 1999 and 1998, the number of options exercisable under the 1998 Plan, the per-share weighted-average exercise prices of the stock options exercisable under the 1998 Plan and the number of options available for future grant under the 1998 Plan were as follows:

	Options Exercisable
			Options Available for Future Grants
	Number of Options	Weighted-Average Exercise Price

December 31, 1998	—	—	400,000
December 31, 1999	181,250	$8.15	684,150
December 31, 2000	765,319	$6.43	1,116,144

    Employee Stock Purchase Plan—In September 1996, the Company's Board of Directors adopted the MSC.Software Corporation 1996 Employee Stock Purchase Plan ("the Employee Stock Purchase Plan"). The Employee Stock Purchase Plan was approved by the Company's shareholders at the 1997 Annual Meeting of Shareholders. Under the Employee Stock Purchase Plan, a maximum of 750,000 shares of the Company's common stock has been made available for purchase by eligible employees electing to participate in the Employee Stock Purchase Plan. The Employee Stock Purchase Plan is intended to provide participating eligible employees an additional incentive to advance the best interests of the Company through ownership of common stock. As of December 31, 2000, a total of 122 eligible employees elected to participate in the Employee Stock Purchase Plan with total payroll deductions as of that date equal to $307,000. Purchases were as follows for the periods indicated:

	Shares	Price Per Share	Total Purchases
July 31, 1997	89,986	$6.98	$628,000
January 31, 1998	48,876	$8.38	410,000
July 31, 1998	54,119	$7.14	387,000
January 31, 1999	59,734	$5.85	349,000
July 31, 1999	71,177	$4.89	348,000
January 31, 2000	75,470	$4.84	365,000
July 31, 2000	48,584	$7.65	372,000

	447,946	$6.38	$2,859,000

F–28

MSC.SOFTWARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2001 and for
the three months ended March 31, 2000 and 2001 is unaudited)

NOTE 15—STOCK OPTION PLANS AND WARRANTS (Continued)

    There are 302,054 remaining shares eligible for purchase under the Employee Stock Purchase Plan as of December 31, 2000. On January 31, 2001, purchases of 39,156 shares totaling $352,000 were exercised.

    Stock-Based Compensation—The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation". Accordingly, no compensation cost has been recognized in the consolidated statements of operations for the stock option grants. Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant date for awards during the years ended December 31, 2000, 1999 and 1998 consistent with the provisions of SFAS No. 123, the Company's Net Income (Loss), Basic Earnings (Loss) Per Share and Diluted Earnings (Loss) Per Share would have been reduced to the pro forma amounts as follows:

	Years Ended December 31,
	1998	1999	2000
Net Income (Loss):
As Reported	$(12,979,000)	$5,097,000	$11,133,000
Pro Forma	$(13,371,000)	$4,053,000	$9,717,000
Basic Earnings (Loss) Per Share:
As Reported	$(0.95)	$0.37	$0.79
Pro Forma	$(0.98)	$0.29	$0.69
Diluted Earnings (Loss) Per Share:
As Reported	$(0.95)	$0.37	$0.76
Pro Forma	$(0.98)	$0.22	$0.56

    Using the Black-Scholes valuation model, the estimated per share weighted-average fair value of stock options granted during the years ended December 31, 2000, 1999 and 1998 was $4.75, $2.95 and $4.23, respectively.

    The pro forma effect on the Company's Net Income (Loss) and Basic Earnings (Loss) Per Share for 2000, 1999 and 1998 is not representative of the pro forma effect in future years. The pro forma effect does not take into consideration compensation expense related to grants made prior to 1996 or additional grants in future years, which are anticipated. The fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for the periods indicated:

	Years Ended December 31,
	1998	1999	2000
Dividend Yield	0.0%	0.0%	0.0%
Expected Volatility	46.1%	49.7%	51.3%
Risk-Free Interest Rate	7.00%	6.25%	5.38%

    The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options. The Company's employee stock options have characteristics significantly different from those of traded options, such as vesting restrictions and extremely limited transferability. In addition, the assumptions used in option valuation models are highly subjective, particularly the expected stock

F–29

price volatility of the underlying stock. Because changes in these subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not provide a reliable single measure of the fair value of its employee stock options.

    Warrants—On March 9, 1998, the Company entered into a joint-development and marketing arrangement with Kubota Solid Technology Corporation ("KSTC"). This arrangement allowed KSTC to purchase warrants with an aggregate exercise price of up to $3,000,000 to purchase shares of the Company's common stock. As of December 31, 2000, all warrants were purchased under the arrangement. The exercise price is equal to the fair market value of the common stock on the date of issuance of the warrants. The warrants are non-transferable, have a five-year term and become exercisable two years after the date of issuance. The arrangement also provided KSTC with marketing rights to a specific technology being developed.

    The Company recorded service revenue related to the development effort and marketing rights provided under the arrangement and issued warrants to KSTC. The following table shows the service revenue recorded and warrants issued for the periods indicated.

	Years Ended December 31,
	1998	1999
Services Revenue Recorded	$944,000	$924,000
Value of Warrants Issued	$556,000	$576,000
Shares of Common Stock	185,834	217,864
Average Exercise Price	$8.07	$6.89

    The warrants were recorded at fair value based on the Black-Scholes valuation method using the following assumptions: dividend yield of 0.0%; expected volatility between 42.6% and 49.7%; and risk-free interest rates between 5.5% and 7.0%. As of December 31, 2000, warrants to purchase 403,707 shares of the Company's common stock were outstanding under the arrangement. The warrants issued have exercise prices ranging between $5.8125 per share and $11.375 per share. The Company has no obligation under the arrangement to produce a commercially viable product or technology or to refund any monies contributed by KSTC.

    On June 18, 1999, in connection with the acquisition of MARC, the Company issued five-year warrants to purchase 1,400,000 shares of the Company's common stock at an exercise price of $10.00 per share. The warrants had an estimated fair value of $3,038,000 based on the Black-Scholes valuation method using the following assumptions: dividend yield of 0.0%, expected volatility of 48.4%, and a risk-free interest rate of 7.0%. On November 4, 1999, in connection with the acquisition of CSAR, the Company issued five-year warrants to purchase 110,000 shares of the Company's common stock at an exercise price of $10.00 per share. The warrants had an estimated fair value of $258,000 based on the Black-Scholes valuation method using the following assumptions: dividend yield of 0.0%, expected volatility of 47.9%, and a risk-free interest rate of 5.5%.

F–30

MSC.SOFTWARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2001 and for
the three months ended March 31, 2000 and 2001 is unaudited)

NOTE 16—COMMITMENTS AND CONTINGENCIES

    The Company leases facilities and equipment under various lease agreements, which range from one to twelve years, which require the following minimum annual rental commitments:

Operating Leases Years Ending December 31,
2001	$6,003,000
2002	6,353,000
2003	6,093,000
2004	5,913,000
2005	4,810,000
Thereafter	31,444,000

$60,616,000

    For the years ended December 31, 2000, 1999 and 1998, the combined annual rental cost for various facilities and equipment under operating leases approximated $8,356,000, $7,690,000 and $6,900,000, respectively. In most cases, management expects that, in the normal course of business, leases will be renewed or replaced by others.

    The Company is involved in various pending or threatened litigation matters arising out of the normal conduct of our business. In our opinion, these matters will not have a material adverse effect on our financial position or results of operations.

NOTE 17—ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

    The components of accumulated other comprehensive income (loss) are as follows:

	Currency Translation Adjustment	Unrealized Investment Gain (Loss), Net of Tax	Accumulated Other Comprehensive Income (Loss)

Balance at December 31, 1999	$(5,434,000)	$8,000	$(5,426,000)
Other Comprehensive Income	281,000	952,000	1,233,000

Balance at December 31, 2000	$(5,153,000)	$960,000	$(4,193,000)

    The Company does not provide any deferred tax benefit for the currency translation adjustment because the recoverability of the benefit is not anticipated in the foreseeable future. The amount of tax associated with the unrealized gain as of December 31, 2000 was $614,000. The amount of tax associated with the unrealized gain and loss as of December 31, 1999 and 1998 was immaterial.

F–31

NOTE 18—SHAREHOLDERS' EQUITY

    In October 1998, the Company adopted a Stockholder Rights Plan ("the Plan"). As part of the Plan, a special type of dividend was declared on the common stock of the Company distributing these rights to all stockholders of record on October 16, 1998. These rights, which do not have any shareholder rights, including voting or dividend rights, will expire on October 5, 2008, unless earlier redeemed by the Company prior to expiration at a price of $.01 per right. The rights automatically transfer with a transfer of common stock until the time they become exercisable, which happens when certain specified events occur. If the rights become exercisable, they entitle the holders thereof to receive, upon exercise of the right, that number of shares of common stock or common stock equivalents having a market value of two times the exercise price of the right, subject to certain other provisions of the Plan. The exercise price of the right is $35.00.

    The debentures issued by the Company have a feature that allows the holder to convert the debentures to common stock of the Company at a conversion price of $15.15 per share.

    As of December 31, 2000, excluding shares that may be issuable under the Plan, shares of common stock reserved for issuance were as follows:

Convertible Subordinated Debentures	3,865,100
Common Stock Warrants	1,913,707
Employee Stock Option Plans:
1991 Plan	2,699,917
1998 Plan	3,446,233
Employee Stock Purchase Plan	302,054

Total Shares Reserved for Issuance as of December 31, 2000	12,227,011

F–32

NOTE 19—EARNINGS PER SHARE

    The following table sets forth the computation of Basic and Diluted Earnings (Loss) Per Share:

	Net Income (Loss)	Weighted- Average Shares Outstanding	Per Share Amount

Three Months Ended March 31, 2001 (Unaudited):
Basic Earnings Per Share	$1,360,000	14,182,000	$0.10
Effect of Dilutive Stock Options and Warrants(1)	—	485,000	—

Diluted Earnings Per Share	$1,360,000	14,667,000	$0.09

Three Months Ended March 31, 2000 (Unaudited):
Basic Earnings Per Share	$998,000	13,905,000	$0.07
Effect of Dilutive Stock Options and Warrants(1)	—	1,253,000	—

Diluted Earnings Per Share	$998,000	15,158,000	$0.07

Year Ended December 31, 2000:
Basic Earnings Per Share	$11,133,000	14,025,000	$0.79
Effect of Dilutive Stock Options and Warrants(1)	—	589,000	—

Diluted Earnings Per Share	$11,133,000	14,614,000	$0.76

Year Ended December 31, 1999:
Basic Earnings Per Share	5,097,000	13,800,000	$0.37
Effect of Dilutive Stock Options and Warrants(1)	—	105,000	—

Diluted Earnings Per Share	$5,097,000	13,905,000	$0.37

Year Ended December 31, 1998:
Basic Earnings Per Share	$(12,979,000)	13,655,000	$(0.95)
Effect of Dilutive Stock Options and Warrants(1)	—	—	—

Diluted Earnings Per Share	$(12,979,000)	13,655,000	$(0.95)

(1)
Anti-dilutive stock options and convertible subordinated debentures are excluded from the calculation of Diluted Earnings (Loss) Per Share for the periods indicated.

    For additional disclosures regarding the convertible subordinated debentures, employee stock options and common stock warrants, refer to Note 5—Financial Instruments and Note 15—Stock Option Plans and Warrants.

F–33

MSC.SOFTWARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2001 and for
the three months ended March 31, 2000 and 2001 is unaudited)

NOTE 19—EARNINGS PER SHARE (Continued)

    The following table shows the common stock equivalents that were outstanding as of December 31, 2000, 1999 and 1998, but were not included in the computation of Diluted Earnings (Loss) Per Share because the options' or warrants' exercise price was greater than the average market price of the common shares and, therefore, the effect would be anti-dilutive, or the effect of the conversion would be anti-dilutive:

	Number of Shares	Option Price Per Share
Anti-Dilutive Stock Options:
As of December 31, 2000	1,530,624	$9.688 to $25.000
As of December 31, 1999	2,527,200	$6.313 to $15.875
As of December 31, 1998	2,524,000	$8.625 to $15.875
Anti-Dilutive Common Stock Warrants:
As of December 31, 2000	1,619,399	$9.813 to $11.375
As of December 31, 1999	1,728,300	$6.688 to $11.375
As of December 31, 1998	185,800	$6.188 to $11.375
Anti-Dilutive Convertible Subordinated Debentures:
As of December 31, 2000	3,865,100	$15.150
As of December 31, 1999	3,865,100	$15.150
As of December 31, 1998	3,734,300	$15.150

NOTE 20—RELATED PARTY TRANSACTION

    The Company utilizes, in the normal course of business, the services of Geometric Software Solutions Co. Ltd. ("GSSL"), a public company headquartered in India that provides CAD/CAM/CAE/PDM software applications, component technology and development services. The Chairman and Chief Executive Officer of the Company is a director of GSSL. For the years ended December 31, 2000, 1999 and 1998, the amounts paid by the Company to GSSL were approximately $1,442,000, $852,000 and $605,000.

F–34

NOTE 21—QUARTERLY FINANCIAL DATA (UNAUDITED)

    The following is selected unaudited quarterly financial data for the years ended December 31, 2000 and 1999.

	Quarter Ended
	March 31, 2000	June 30, 2000	September 30, 2000	December 31, 2000(1)
Revenue	$39,347,000	$43,441,000	$43,041,000	$52,195,000
Cost of Revenue	11,067,000	10,725,000	10,588,000	12,473,000

Gross Profit	28,280,000	32,716,000	32,453,000	39,722,000
Operating Expenses	25,321,000	27,419,000	27,107,000	30,183,000

Operating Income	2,959,000	5,297,000	5,346,000	9,539,000
Other Expense, Net	1,423,000	1,883,000	1,230,000	2,037,000

Income Before Provision for Income Taxes	1,536,000	3,414,000	4,116,000	7,502,000
Provision for Income Taxes	538,000	1,397,000	1,459,000	2,041,000

Net Income	$998,000	$2,017,000	$2,657,000	$5,461,000

Basic Earnings Per Share	$0.07	$0.14	$0.19	$0.39
Diluted Earnings Per Share	$0.07	$0.14	$0.18	$0.34
Basic Weighted-Average Shares	13,905,000	14,008,000	14,093,000	14,129,000
Diluted Weighted-Average Shares	15,158,000	14,564,000	14,759,000	18,380,000
	Quarter Ended
	March 31, 1999(2)	June 30, 1999(3)	September 30, 1999	December 31, 1999(4)
Revenue	$30,653,000	$33,442,000	$38,925,000	$46,215,000
Cost of Revenue	7,498,000	11,151,000	9,167,000	10,445,000

Gross Profit	23,155,000	22,291,000	29,758,000	35,770,000
Operating Expenses	29,494,000	25,744,000	26,226,000	26,874,000

Operating Income (Loss)	(6,339,000)	(3,453,000)	3,532,000	8,896,000
Other Expense (Income), Net	1,514,000	(9,938,000)	1,748,000	277,000

Income (Loss) Before Provision (Benefit) for Income Taxes	(7,853,000)	6,485,000	1,784,000	8,619,000
Provision (Benefit) for Income Taxes	(2,434,000)	3,205,000	571,000	2,596,000

Net Income (Loss)	$(5,419,000)	$3,280,000	$1,213,000	$6,023,000

Basic Earnings (Loss) Per Share	$(0.39)	$0.24	$0.09	$0.44
Diluted Earnings (Loss) Per Share	$(0.39)	$0.23	$0.09	$0.38
Basic Weighted-Average Shares	13,770,000	13,770,000	13,818,000	13,842,000
Diluted Weighted-Average Shares	13,770,000	17,643,000	13,885,000	18,159,000

(1)
Includes a net income tax benefit of $2,256,000 resulting from changes in estimates related to the valuation allowance and other foreign taxes.

(2)
Includes restructuring charges of $5,897,000.

F–35

(3)
Includes an in-process research and development charge of $4,067,000 related to the acquisition of MARC, impairment charges of $1,500,000 in cost of license revenue, reversal of restructuring charges of $400,000, and a gain on sale of equity investment of $10,773,000.

(4)
Includes an $800,000 reversal of bad debt expense in operating expense from the collection of older accounts receivable balances and a gain of $1,200,000 in other expense (income) related to foreign exchange adjustments.

NOTE 22—SUBSEQUENT EVENTS (UNAUDITED)

    On May 2, 2001, the Company announced the signing of a definitive merger agreement to acquire Advanced Enterprise Solutions, Inc. ("AES"). AES is a privately-held systems and software integrator and the largest IBM Product Lifecycle Management ("PLM") Business Partner in the Americas, selling Dassault Systemes' PLM software portfolio comprised of Catia, Enovia, Delmia and SmartSolutions.

    In May 2001, the Bank extended the terms of the revolving portion of the Company's Loan Agreement to August 31, 2001.

F–36

MSC. SOFTWARE CORPORATION

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

    The unaudited pro forma consolidated financial statements, including the notes thereto, are qualified in their entirety by reference to, and should be read in conjunction with the historical consolidated financial statements and the notes thereto of the Company which were previously reported in the Company's Form 10-K for the year ended December 31, 2000 and the Company's Form 10-Q for the quarter ended March 31, 2001, which are incorporated by reference, and the consolidated financial statements and the notes thereto of AES for the year ended December 31, 2000 and for the three months ended March 31, 2001, which are also incorporated by reference in this prospectus.

    The acquisition of AES will be accounted for using the purchase method of accounting. The unaudited pro forma consolidated statements of income of the Company for the three months ended March 31, 2001 and for the year ended December 31, 2000 and the unaudited pro forma consolidated balance sheet of the Company as of March 31, 2001, which are set froth below, give effect to the purchase of AES based upon the assumptions set forth below and in the notes to unaudited pro forma consolidated financial statements. The unaudited pro forma financial information assumes that the purchase of AES was completed on January 1, 2000 for the unaudited pro forma consolidated statements of income and on March 31, 2001 for the unaudited pro forma consolidated balance sheet.

    The Company and AES have had no significant inter-company activity which would require elimination in preparing the unaudited pro forma consolidated financial statements. In addition, the Company and AES have no significantly different accounting policies and procedures which require conforming adjustments.

    The pro forma adjustments and the resulting unaudited pro forma consolidated financial statements were prepared based on available information and certain assumptions and estimates described in the notes to the unaudited pro forma consolidated financial statements. A final determination of required purchase accounting adjustments, including the allocation of the purchase price to the assets acquired and liabilities assumed, has not been made, and the allocation reflected in the unaudited pro forma consolidated financial statements should be considered preliminary. However, in the opinion of our management, the final allocation will not have a material impact on the unaudited pro forma consolidated financial statements.

    The unaudited pro forma consolidated financial statements do not purport to represent what our financial position or results of operations would have been had the acquisition of AES occurred on the dates indicated or to project our financial position or results of operations for any future period. Furthermore, the unaudited pro forma consolidated financial statements do not reflect changes which may occur as the result of activities after the acquisition of AES closes.

F–37

MSC.SOFTWARE CORPORATION
UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
MARCH 31, 2001

	MSC.Software Corporation	Advanced Enterprise Solutions, Inc.	Pro Forma Adjustments		Pro Forma MSC.Software Corporation
	(dollars in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$24,474	$2,115	$(20,000	)(2)	$6,589
Investments	1,045	12,012	—		13,057
Trade accounts receivable net	53,162	11,367	—		64,529
Deferred tax charges	16,100	264	390	(3)	16,754
Other current assets	9,326	3,062	—		12,388

Total current assets	104,107	28,820	(19,610)		113,317
Property and equipment, net	20,043	533	—		20,576
Capitalized software costs, net	25,001	—	—		25,001
Goodwill, net	31,704	—	—	(1)	31,704
Other intangible assets, net	28,919	—	—	(1)	28,919
Excess of purchase price over fair value of net tangible assets acquired	—	—	118,203	(1)	118,203
Other assets	4,218	143	—		4,361

Total assets	$213,992	$29,496	$98,593		$342,081

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$5,973	$8,074	$1,300	(4)	$15,347
Current portion of note payable	3,733	—	—		3,733
Current portion of subordinated notes payable	3,236	—	—		3,236
Deferred revenue	49,692	—	—		49,692
Compensation and related expenses	9,636	1,032	—		10,668
Restructuring reserve	1,317	—	1,000	(5)	2,317
Other current liabilities	18,174	2,389	—		20,563

Total current liabilities	91,761	11,495	2,300		105,556
Note payable to Dassault Systemes of America	—	5,000	(567	)(9)	4,433
Deferred income taxes	16,023	—	—		16,023
Notes payable to AES shareholders, net	—	—	18,727	(6)	18,727
Convertible subordinated debentures	58,360	—	—		58,360
Subordinated notes payable less current portion	8,953	—	—		8,953
Shareholders' equity:
Common stock	36,049	7,000	91,134	(7)	127,183
			(7,000	)(8)
Common stock warrants	4,428	—	—		4,428
Retained earnings	6,186	5,983	(5,983	)(8)	6,186
Accumulated other comprehensive loss	(7,491)	18	(18	)(8)	(7,491)
Treasury shares	(277)	—	—		(277)

Total shareholders' equity	38,895	13,001	78,133		130,029

Total liabilities and shareholders' equity	$213,992	$29,496	$98,593		$342,081

See accompanying notes to unaudited pro forma consolidated balance sheet.

F–38

MSC.SOFTWARE CORPORATION

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

MARCH 31, 2001

(1)
Adjustment to reflect the excess of purchase price over fair value of net tangible assets acquired from the purchase of AES. The total purchase price, including acquisition costs, was allocated to the assets and liabilities of AES, based upon their approximate fair market value, as follows: $13,568,000 to net tangible assets and $118,203,000 to excess of purchase price over fair value of net tangible assets acquired. The Company intends to allocate a portion of the purchase price to goodwill and to other identifiable intangibles upon the completion of a valuation of the intangible assets acquired. Estimated costs incurred related to the purchase are $1,300,000. An additional adjustment of $1,000,000 to excess of purchase price over fair value of net tangible assets acquired was provided for estimated additional acquisition costs relating to the integration of AES, in accordance with Emerging Issues Task Force ("EITF") No. 95-3, "Recognition of Liabilities in Connection with a Purchase Business Combination". The excess of purchase price over fair value of net tangible assets acquired and identified intangibles will be amortized over 20 years. The following is a summary of the purchase price calculation:

Cash	$20,000,000
Fair value (including $346,000 discount from face value) of notes payable to AES shareholders	18,727,000
Value of 5,300,000 shares of Company common stock to be issued	80,984,000
Value of AES stock options assumed	10,150,000
Direct costs of the transaction	1,300,000
Additional AES restructuring liability, net of deferred tax asset of $390,000	610,000

131,771,000
Less fair value of net tangible assets acquired	13,568,000

Excess of purchase price over fair value of net tangible assets acquired	$118,203,000

  The notes payable to AES shareholders are subject to a tangible net worth adjustment (as defined in the Merger Agreement) and could be in an aggregate principal amount of up to $20,000,000. As of March 31, 2001, the tangible net worth adjustment would result in a reduction of the notes payable to AES shareholders of $927,000. The actual amount of the notes payable to AES shareholders will be calculated as of the final closing date.

  The fair value of the shares of Company common stock issued of $15.28 per share was based upon the average closing price of the Company's common stock on May 2, 2001 (the date of the signing and announcement of the definitive merger agreement) and the ten days prior and subsequent to May 2, 2001.

  With respect to the stock options assumed as part of the purchase, all AES options will be exchanged for Company stock options. Each assumed option will continue to have, and be subject to, the same terms and conditions, except: (i) the options will be fully vested; (ii) the options will be exercisable for shares of common stock of the Company determined by a formula set forth in the Merger Agreement; and (iii) each optionholder will be required to enter into a lock-up agreement that will limit the ability of the optionholder to sell or otherwise dispose of shares of common stock of the Company acquired upon exercise of options for specified time periods to be agreed to by the Company and AES. The fair value of the stock options to be assumed (options to

F–39

  purchase approximately 700,000 common shares at approximately $0.10 per share) is based on the Black-Scholes model using the following assumptions: fair market value of the underlying shares of $15.28, expected life of 5 years, expected volatility of 52.8%, risk free interest rate of 5% and dividend yield of 0%.

(2)
Adjustment is the amount of cash to be paid for the purchase of AES.

(3)
Adjustment is the deferred tax asset related to the $1,000,000 of estimated additional costs relating to the restructuring of AES.

(4)
Adjustment is the estimated direct costs of $1,300,000 incurred related to the purchase of AES.

(5)
Adjustment is the $1,000,000 for estimated additional acquisition costs relating to the restructuring of AES.

(6)
Adjustment is the $19,073,000 principal amount of notes payable to AES shareholders to be issued for the purchase of AES, less a discount of $346,000 to record the notes payable at their estimated fair value using market rates as of March 31, 2001.

(7)
Adjustment is the Company's common stock (5,300,000 shares) and stock options (700,000 option shares) to be issued for the purchase of AES.

(8)
Adjustment is for the elimination of AES' shareholders' equity.

(9)
Adjustment is a discount on the note payable to Dassault Systemes of America to record the note at its estimated fair value using market rates as of March 31, 2001.

F–40

MSC.SOFTWARE CORPORATION
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2000

	MSC.Software Corporation	Advanced Enterprise Solutions, Inc.	Pro Forma Adjustments		Pro Forma MSC.Software Corporation
	(in thousands, except per share data)
Revenue	$178,024	$97,664	$—		$275,688
Cost of revenue	44,853	66,801	—		111,654

Gross profit	133,171	30,863	—		164,034

Operating expense:
Research and development	16,656	—	—		16,656
Selling, general and administrative	82,325	20,655	—		102,980
Amortization of goodwill and other intangibles	11,049	—	5,910	(1)	16,959

Total operating expense	110,030	20,655	5,910		136,595

Operating income	23,141	10,208	(5,910)		27,439

Other expense (income):
Interest expense	6,679	—	1,690	(2)	8,369
Other income, net	(106)	(986)	—		(1,092)

Total other expense, net	6,573	(986)	1,690		7,277

Income before provision for income taxes	16,568	11,194	(7,600)		20,162
Provision for income taxes	5,435	4,377	(659	)(3)	9,153

Net income	$11,133	$6,817	$(6,941)		$11,009

Basic earnings per share	$0.79				$0.57

Diluted earnings per share	$0.76				$0.54

Basic weighted-average shares outstanding	14,025		5,300		19,325

Diluted weighted-average shares outstanding	14,614		5,928		20,542

See accompanying notes to unaudited pro forma consolidated statements of income.

F–41

MSC.SOFTWARE CORPORATION
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME
THREE MONTHS ENDED MARCH 31, 2001

	MSC.Software Corporation	Advanced Enterprise Solutions, Inc.	Pro Forma Adjustments		Pro Forma MSC.Software Corporation
	(in thousands, except per share data)
Revenue	$44,657	$18,364	$—		$63,021
Cost of revenue	11,920	11,815	—		23,735

Gross profit	32,737	6,549			39,286

Operating expense:
Research and development	5,372	—	—		5,372
Selling, general and administrative	20,983	5,213	—		26,196
Amortization of goodwill and other intangibles	2,688	—	1,478	(1)	4,166

Total operating expense	29,043	5,213	1,478		35,734

Operating income	3,694	1,336	(1,478)		3,552

Other expense (income):
Interest expense	1,613	—	420	(2)	2,033
Other income, net	(164)	(289)	—		(453)

Total other expense, net	1,449	(289)	420		1,580

Income before provision for income taxes	2,245	1,625	(1,898)		1,972
Provision for income taxes	885	646	(164	)(3)	1,367

Net income	$1,360	$979	$(1,734)		$605

Basic earnings per share	$0.10				$0.03

Diluted earnings per share	$0.09				$0.03

Basic weighted-average shares outstanding	14,182		5,300		19,482

Diluted weighted-average shares outstanding	14,667		5,927		20,594

See accompanying notes to unaudited pro forma consolidated statements of income.

F–42

MSC.SOFTWARE CORPORATION
NOTES TO UNAUDITED PRO FORMA CONSOLIDATED
STATEMENTS OF INCOME

(1)
Adjustment to reflect the additional amortization of the excess of purchase price over fair value of net tangible assets acquired from the purchase of AES. The purchase will result in approximately $118,203,000 of excess of purchase price over fair value of net tangible assets acquired, which will be amortized over its estimated useful life of 20 years. The Company intends to allocate a portion of the excess of purchase price over fair value of net tangible assets acquired to goodwill and to other identifiable intangibles (including customer list, tradename recognition, and assembled work force) upon the completion of a valuation of the intangible assets acquired. Actual amortization periods for any identifiable intangibles may vary from the 20 year life used for purposes of this pro forma adjustment.

(2)
Adjustment to reflect the additional interest expense for the $19,073,000 principal amount of the 7% notes payable to AES shareholders and the amortization of the related discount.

(3)
Adjustment is the net tax effect of the pro forma adjustments. Income taxes were provided at a rate of 39% for both periods presented.

Note: The unaudited pro forma consolidated statements of income do not include the costs of integration as these costs do not qualify as liabilities in connection with a purchase business combination under EITF No. 95-3 nor do they include any adjustment to reflect the efficiencies and cost reductions expected to be obtained in connection with the integration of the AES operations into those of the Company. The costs of facility closures have been included as part of the cost of the acquisition in accordance with EITF No. 95-3. The integration of operations is expected to be completed within three months after the acquisition date, after which certain efficiencies and cost savings are expected to be realized.

F–43

    You may rely on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. Neither the delivery of this prospectus nor sale of common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful.

3,500,000 Shares

Common Stock

PROSPECTUS

A.G. Edwards & Sons, Inc.
Needham & Company, Inc.
Robinson-Humphrey

July 26, 2001

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Summary Consolidated Financial Data (in thousands, except per share data)
Recent Financial Results
Summary Unaudited ProForma Consolidated Financial Data (in thousands, except per share data)
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
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SELECTED CONSOLIDATED FINANCIAL DATA (in thousands, except per share data)
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MSC.SOFTWARE CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Information as of March 31, 2001 and for the three months ended March 31, 2000 and 2001 is unaudited)
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MSC.SOFTWARE CORPORATION UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET MARCH 31, 2001
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MSC.SOFTWARE CORPORATION UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME YEAR ENDED DECEMBER 31, 2000
MSC.SOFTWARE CORPORATION UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME THREE MONTHS ENDED MARCH 31, 2001
MSC.SOFTWARE CORPORATION NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF INCOME